Exhibit 99.2

Consolidated Financial Statements (Independent Auditor’s Report)

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Shinhan Financial Group Co., Ltd.

Opinion

We have audited the accompanying consolidated financial statements of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statement of financial position as at December 31, 2020, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2020, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1. Expected Credit Losses on Loans Measured at Amortized Cost

Why it is determined to be a key audit matter:

The impairment guidance under Korean IFRS 1109 Financial Instruments requires determination of significant increases in credit risk and measurement of expected credit losses using forward-looking information and others. Accordingly, the Group developed a new measurement model utilizing various types of information, which requires a higher level of management’s interpretation and judgment.

The Group measures expected credit losses on loans measured at amortized cost based on both individual and collective assessments. Individual assessment of expected credit losses is performed based on estimates of future forecast cash flow with a relatively high degree of management’s estimates and judgments, and collective assessment of expected credit losses is involved with a variety and complex variable inputs and assumptions that requires management’s estimates and judgments. Due to these facts, expected credit losses of loans measured at amortized costs are determined as a key audit matter.

As described in Note 12, loans measured at amortized cost subject to individual or collective assessments amount to ~~W~~ 359,282,485 million, with allowances for credit losses of ~~W~~ 3,060,966 million as of December 31, 2020.

How our audit addressed the key audit matter:

(1) Assessment of expected credit losses on an individual basis

We obtained an understanding and evaluated the processes and controls relating to the assessment of expected credit losses on an individual basis. In particular, we focused our effort on the assumptions used in estimating future cash flows. We evaluated whether management’s estimation was reasonable and we assessed the key assumptions in the cash flow projection including growth rate of entities subject to individual assessment and collateral valuation. As part of these procedures, we assessed whether sales growth rate, operating income ratio, and assumptions on investment activities were consistent with historical operating performance and current market conditions. Furthermore, we assessed the appropriateness of collateral valuation by conducting our own research on recent property prices and engaged independent appraisal specialists in assessing reasonableness of appraisal reports, models and methodologies used by management.

(2) Assessment of expected credit losses on a collective basis

We obtained an understanding and evaluated the processes and controls relating to management’s calculation of expected credit losses on a collective basis in accordance with impairment requirements under Korean IFRS 1109 Financial Instruments. As explained in Note 3(8), management assesses credit ratings to recognize lifetime expected credit losses on loans with significant increase in credit risk and impaired loans. Other than these cases, management recognizes 12-months of expected credit losses. To calculate all expected credit losses, management has applied forward-looking information, possible multiple scenarios, probability of default, loss given default and other assumptions estimated through its internal procedures and controls implemented for various assumptions.

We assessed the design and operating effectiveness of controls relating to credit ratings that reasonably reflect both qualitative and quantitative information. Our testing over the accuracy and reliability of the information included agreeing qualitative and quantitative information with relevant evidence.

We reviewed the appropriateness of management policies and procedures to determine significant increases in credit risk, and tested reasonableness of expected credit loss model applied by each of the three stages(Stage 1, 2 and 3) depending on how significantly credit risk was increased.

Our audit effort involved risk specialists in verifying the reasonability and possibility of forward-looking information and multiple scenarios produced by management. Also, our audit involved risk specialists to statistically analyze the correlation between forward-looking information and probability of default or loss given default. We assessed the appropriateness of methodologies for adjusting the probability of default to reflect forward-looking information on estimation of expected credit losses. We further tested the reasonableness and mathematical accuracy of the information through recalculation and inspection of supporting data.

We reviewed the methodologies used by management to verify that probability of default and loss given default were calibrated using sufficient and reasonable historical data. We determined that the default and loss data used were appropriately gathered and applied in accordance with internal control procedures. In addition, we assessed reasonableness and accuracy of probability of default and loss given default through procedures including recalculation, and evaluated management’s default and loss data by agreeing them with relevant evidence.

2. Valuation of Over-The-Counter Derivatives

Why it is determined to be a key audit matter :

Fair value of large portion of over-the-counter derivatives in the consolidated financial statements is calculated through the use of an internally developed valuation system. Judgment is required in estimating the fair value of these derivatives held by Shinhan Investment Co., Ltd. in determining appropriate models, assumptions and inputs. Given the complexity of estimation and the extent of judgment involved in valuing these over-the-counter derivatives, we considered this to be a key audit matter. Over-the-counter derivatives of Shinhan Investment Co., Ltd. subject to fair value measurement are financial liabilities designated as fair value through profit or loss related to derivative linked securities and financial assets at fair value through profit or loss(See Note 4(5)) that amount to ~~W~~ 8,834,694 million as of December 31, 2020.

How our audit addressed the key audit matter :

We obtained an understanding and evaluated processes and controls in relation to fair value measurement. Our focus was particularly on the accuracy of underlying transaction data used and mathematical calculation in accordance with management’s internal valuation methodologies.

We assessed design and tested operating effectiveness of controls over accuracy and completeness of key inputs such as underlying transaction data (notional amount, interest rate, maturity etc.) used in management’s determination of estimated fair value. We tested transaction data used in the valuation by examining supporting evidence including contracts and trade confirmations.

We also tested the controls over periodic verification of management’s internal valuation system, verification of input data, and recalculation of output data to ensure the accuracy of over-the-counter derivative valuation. We involved our derivative valuation specialist to independently estimate fair values utilizing independent valuation models and variables to see if management’s valuation is outside our ranges.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 4 and Note 48 of the financial statements. As explained in Note 4 and Note 48, the rapid spread of the COVID-19 has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

Other Matter

The consolidated financial statements of the Company for the year ended December 31, 2019, were audited by Samjong KPMG auditor who expressed an unqualified opinion on those statements on March 5, 2020.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Sungeun Jin, Certified Public Accountant.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 3, 2021

This report is effective as of March 3, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(In millions of won)	Note		2020	2019

Assets
Cash and due from banks at amortized cost	4, 8, 19	~~W~~	33,410,542	28,423,744
Financial assets at fair value through profit or loss	4, 9, 19		59,091,403	53,163,143
Derivative assets	4, 10		5,633,915	2,829,274
Securities at fair value through other comprehensive income	4, 11, 19		58,316,112	59,381,053
Securities at amortized cost	4, 11, 19		47,282,623	45,582,065
Loans at amortized cost	4, 12, 19		356,221,519	323,244,979
Property and equipment, net	13, 18, 19		3,989,697	4,083,328
Intangible assets	14		5,480,619	5,558,714
Investments in associates	15		2,657,768	1,452,861
Current tax receivable			51,894	88,433
Deferred tax assets	41		215,345	218,254
Investment property	16		615,235	488,610
Defined benefit assets	25		18,374	1,682
Other assets	4, 17		32,194,666	27,878,281
Assets held for sale			54,392	25,160

Total assets		~~W~~	605,234,104	552,419,581

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

As of December 31, 2020 and 2019

(In millions of won)	Note		2020	2019
Liabilities
Deposits	4, 20	~~W~~	326,416,868	294,874,256
Financial liabilities at fair value through profit or loss	4, 21		1,436,694	1,632,457
Financial liabilities designated at fair value through profit or loss	4, 22		8,455,724	9,409,456
Derivative liabilities	4, 10		5,016,567	2,303,012
Borrowings	4, 23		41,594,064	34,863,156
Debt securities issued	4, 24		75,134,394	75,363,364
Defined benefit liabilities	25		62,514	121,140
Provisions	26		804,736	557,024
Current tax payable			389,586	512,757
Deferred tax liabilities	41		579,656	451,603
Liabilities under insurance contracts	27		53,460,230	52,163,417
Other liabilities	4, 28		45,526,213	38,237,558

Total liabilities			558,877,246	510,489,200

Equity	29
Capital stock			2,969,641	2,732,463
Hybrid bonds			2,179,934	1,731,235
Capital surplus			12,234,939	10,565,353
Capital adjustments			(687,935)	(1,116,770)
Accumulated other comprehensive loss			(404,181)	(260,156)
Retained earnings			27,777,169	25,525,821
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			44,069,567	39,177,946
Non-controlling interests			2,287,291	2,752,435
Total equity			46,356,858	41,930,381

Total liabilities and equity		~~W~~	605,234,104	552,419,581

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(In millions of won)	Note		2020	2019

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	13,943,159	14,878,516
Financial assets at fair value through profit or loss			830,837	828,846
			14,773,996	15,707,362
Interest expense			(4,891,296)	(5,969,398)
Net interest income	31		9,882,700	9,737,964

Fees and commission income			3,814,474	3,557,013
Fees and commission expense			(1,431,541)	(1,416,494)
Net fees and commission income	32		2,382,933	2,140,519

Insurance income			7,247,753	7,569,425
Insurance expenses			(7,851,685)	(8,066,351)
Net insurance expenses	27		(603,932)	(496,926)

Dividend income	33		97,956	82,158
Net gain on financial instruments at fair value through profit or loss	34		272,830	1,385,482
Net loss on financial instruments at fair value through profit or loss (overlay approach)	9		(136,255)	(247,585)
Net gain (loss) on financial instruments designated at fair value through profit or loss	35		198,239	(846,046)
Net foreign currency transaction gain			526,615	440,948
Net gain on disposal of financial asset at fair value through other comprehensive income	11		273,793	152,278
Net gain (loss) on disposal of securities at amortized cost	11		(25)	66
Provision for allowance for credit loss	36		(1,382,179)	(980,692)
General and administrative expenses	37		(5,212,473)	(5,134,674)
Other operating expenses, net	39		(1,370,466)	(1,187,242)

Operating income			4,929,736	5,046,250

Equity method income	15		159,533	53,287
Other non-operating expense, net	40		(335,398)	(188,029)
Profit before income taxes			4,753,871	4,911,508

Income tax expense	41		1,255,795	1,269,124
Profit for the year		~~W~~	3,498,076	3,642,384

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2020 and 2019

(In millions of won, except earnings per share data)	Note		2020	2019

Other comprehensive income for the year, net of income tax	29
Items that are or may be reclassified to profit or loss:
Gain (loss) on financial asset at fair value through other comprehensive income		~~W~~	(86,784)	352,085
Gain on financial instruments at fair value through profit or loss (overlay approach)	9		90,298	162,967
Equity in other comprehensive income (loss) of associates			(3,318)	3,302
Foreign currency translation adjustments for foreign operations			(161,365)	105,771
Net change in unrealized fair value of cash flow hedges			(14,460)	(18,589)
Other comprehensive income of separate account			3,884	10,427
			(171,745)	615,963
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			15,812	(54,644)
Equity in other comprehensive loss of associates			(10)	(8)
Valuation gain on financial asset at fair value through other comprehensive income			6,841	18,885
Loss on disposal of financial asset at fair value through other comprehensive income			(27,826)	(5,861)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			3,084	(8,425)
			(2,099)	(50,053)
Total other comprehensive income, net of income tax			(173,844)	565,910

Total comprehensive income for the year		~~W~~	3,324,232	4,208,294

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	29, 42	~~W~~	3,414,595	3,403,497
Non-controlling interests			83,481	238,887
		~~W~~	3,498,076	3,642,384
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	3,242,745	3,890,701
Non-controlling interests			81,487	317,593
		~~W~~	3,324,232	4,208,294

Earnings per share:	29, 42
Basic and diluted earnings per share in won		~~W~~	6,654	7,000

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430
Total comprehensive income for the year
Profit for the year		-	-	-	-	-	3,403,497	3,403,497	238,887	3,642,384
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		-	-	-	-	297,652	-	297,652	67,457	365,109
Gain on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	150,678	-	150,678	12,289	162,967
Equity in other comprehensive income of associates		-	-	-	-	3,294	-	3,294	-	3,294
Foreign currency translation adjustments		-	-	-	-	104,388	-	104,388	1,383	105,771
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(15,960)	-	(15,960)	(2,629)	(18,589)
Other comprehensive income of separate account		-	-	-	-	10,427	-	10,427	-	10,427
Remeasurements of defined benefit plans		-	-	-	-	(54,850)	-	(54,850)	206	(54,644)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(8,425)	-	(8,425)	-	(8,425)
Total other comprehensive income		-	-	-	-	487,204	-	487,204	78,706	565,910
Total comprehensive income		-	-	-	-	487,204	3,403,497	3,890,701	317,593	4,208,294

Other changes in equity
Dividends		-	-	-	-	-	(753,041)	(753,041)	-	(753,041)
Dividends to hybrid bonds		-	-	-	-	-	(61,993)	(61,993)	-	(61,993)
Issuance of hybrid bonds		-	199,476	-	-	-	-	199,476	-	199,476
Issuance of convertible preferred shares		87,410	-	660,381	-	-	-	747,791	-	747,791
Acquisition of treasury stock		-	-	-	(444,077)	-	-	(444,077)	-	(444,077)
Change in other capital adjustments		-	-	9,484	(119,798)	-	(16,222)	(126,536)	-	(126,536)
Change in other non-controlling interests		-	-	-	-	-	-	-	1,509,037	1,509,037
		87,410	199,476	669,865	(563,875)	-	(831,256)	(438,380)	1,509,037	1,070,657
Reclassification of OCI retained earnings		-	-	-	-	5,860	(5,860)	-	-	-
Balance at December 31, 2019	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,770)	(260,156)	25,525,821	39,177,946	2,752,435	41,930,381

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2020

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2020	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,770)	(260,156)	25,525,821	39,177,946	2,752,435	41,930,381
Total comprehensive income for the year
Profit for the year		-	-	-	-	-	3,414,595	3,414,595	83,481	3,498,076
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		-	-	-	-	(107,484)	-	(107,484)	(285)	(107,769)
Gain on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	90,298	-	90,298	-	90,298
Equity in other comprehensive income of associates		-	-	-	-	(3,328)	-	(3,328)	-	(3,328)
Foreign currency translation adjustments		-	-	-	-	(159,596)	-	(159,596)	(1,769)	(161,365)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(14,460)	-	(14,460)	-	(14,460)
Other comprehensive income of separate account		-	-	-	-	3,884	-	3,884	-	3,884
Remeasurements of defined benefit plans		-	-	-	-	15,752	-	15,752	60	15,812
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	3,084	-	3,084	-	3,084
Total other comprehensive income		-	-	-	-	(171,850)	-	(171,850)	(1,994)	(173,844)
Total comprehensive income		-	-	-	-	(171,850)	3,414,595	3,242,745	81,487	3,324,232

Other changes in equity
Dividends		-	-	-	-	-	(883,929)	(883,929)	-	(883,929)
Dividends to hybrid bonds		-	-	-	-	-	(85,327)	(85,327)	-	(85,327)
Issuance of hybrid bonds		-	448,699	-	-	-	-	448,699	-	448,699
Paid-in capital increase		237,178	-	1,197,774	-	-	-	1,434,952	-	1,434,952
Acquisition of treasury stock(Note 29)		-	-	-	(150,467)	-	-	(150,467)	-	(150,467)
Disposal of treasury stock(Note 29)		-	-	-	451,809	-	-	451,809	-	451,809
Retirement of treasury stock(Note 29)		-	-	-	150,000	-	(150,025)	(25)	-	(25)
Change in other capital adjustments		-	-	471,812	(22,507)	-	(16,141)	433,164	-	433,164
Change in other non-controlling interests		-	-	-	-	-	-	-	(546,631)	(546,631)
		237,178	448,699	1,669,586	428,835	-	(1,135,422)	1,648,876	(546,631)	1,102,245
Reclassification of OCI retained earnings		-	-	-	-	27,825	(27,825)	-	-	-
Balance at December 31, 2020	~~W~~	2,969,641	2,179,934	12,234,939	(687,935)	(404,181)	27,777,169	44,069,567	2,287,291	46,356,858

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)	Note		2020	2019

Cash flows from operating activities
Profit before income taxes		~~W~~	4,753,871	4,911,508
Adjustments for:
Interest income	31		(14,773,996)	(15,707,362)
Interest expense	31		4,891,296	5,969,398
Dividend income	33		(97,956)	(82,158)
Net fees and commission expense	32		187,304	125,975
Net insurance loss	27		1,726,150	2,098,617
Net loss (gain) on financial instruments at fair value through profit or loss	34		136,191	(38,738)
Net gain on derivatives	10		(245,681)	(388,880)
Net loss on financial instruments at fair value through profit or loss (overlay approach)	9		136,255	247,585
Net foreign currency translation loss(gain)			(232,723)	147,952
Net loss (gain) on financial instruments designated at fair value through profit or loss	35		(241,066)	33,872
Net gain on disposal of financial asset at fair value through other comprehensive income	11		(273,793)	(152,278)
Net loss (gain) on disposal of securities at amortized cost	11		25	(66)
Provision for allowance for credit loss	36		1,382,179	980,692
Employee costs	25		175,539	188,313
Depreciation and amortization	37		768,488	677,152
Other operating expense	39		202,178	305,781
Equity method income, net	15		(159,533)	(53,287)
Other non-operating expense	40		153,360	148,091
			(6,265,783)	(5,499,341)

Changes in assets and liabilities:
Cash and due from banks at amortized cost			(4,915,143)	(10,059,356)
Securities at fair value through profit or loss			(7,088,599)	(3,977,211)
Due from banks at fair value through profit or loss			862,047	73,904
Loans at fair value through profit or loss			132,172	(943,321)
Financial asset designated at fair value through profit or loss			(708,627)	847,715
Derivative instruments			(65,288)	58,532
Loans at amortized cost			(32,897,127)	(18,831,825)
Other assets			(7,866,826)	(4,452,651)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2020 and 2019

(In millions of won)	Note		2020	2019

Deposits		~~W~~	33,139,123	29,123,272
Liabilities for defined benefit obligations			(243,428)	(263,882)
Provisions			51,567	28,380
Other liabilities			8,503,803	7,851,505
			(11,096,326)	(544,938)

Income taxes paid			(1,184,910)	(1,130,148)
Interest received			14,570,884	15,200,114
Interest paid			(5,267,781)	(5,793,865)
Dividends received			80,728	35,716

Net cash inflow (outflow) from operating activities			(4,409,317)	7,179,046

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss			4,537,421	3,690,283
Increase in financial instruments at fair value through profit or loss			(4,982,663)	(6,712,873)
Proceeds from disposal of securities at fair value through other comprehensive income			53,048,284	36,334,241
Acquisition of securities at fair value through other comprehensive income			(52,657,353)	(46,908,632)
Proceeds from disposal of securities at amortized cost			5,923,611	6,722,627
Acquisition of securities at amortized cost			(7,645,000)	(12,209,898)
Proceeds from disposal of property and equipment	13, 40		248,037	51,942
Acquisition of property and equipment	13		(279,654)	(270,386)
Proceeds from disposal of intangible assets	14, 40		5,298	24,825
Acquisition of intangible assets	14		(362,415)	(318,930)
Proceeds from disposal of investments in associates	15		266,322	182,604
Acquisition of investments in associates			(776,799)	(669,341)
Proceeds from disposal of investment property	16, 40		113,038	86,422
Acquisition of investment property	16		(243,806)	(2,774)
Proceeds from disposal of assets held for sale			2,048	137
Other, net			11,233	(264,585)
Proceeds from settlement of hedging derivative financial instruments for financial assets			25,722	19,303
Payment of settlement of hedging derivative financial instruments for financial assets			(186,169)	(195,900)
Net cash flow from business combination	47		(73,081)	(2,246,932)
Net cash outflow from investing activities			(3,025,926)	(22,687,867)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2020 and 2019

(In millions of won)	Note		2020	2019

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	448,698	199,476
Net increase in borrowings			7,465,106	5,017,269
Proceeds from debt securities issued			21,480,455	31,083,390
Repayments of debt securities issued			(21,508,827)	(19,881,717)
Other liabilities			(30,526)	(33,619)
Dividends paid			(968,847)	(830,772)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			851,381	1,694,362
Payment of settlement of hedging derivative financial instruments for debt securities issued			(807,705)	(1,716,320)
Acquisition of treasury stock			(150,182)	(444,077)
Disposal of treasury stock			161,863	-
Increase in non-controlling interests			566,673	312,390
Redemption of lease liabilities			(781,867)	(269,362)
Paid-in capital increase			1,154,347	-
Issuance of convertible preferred shares			-	747,791
Net cash inflow from financing activities			7,880,569	15,878,811

Effect of changes in foreign exchange rate on cash and cash equivalents held			(61,518)	29,428
Increase in cash and cash equivalents			383,808	399,418

Cash and cash equivalents at beginning of year	44		8,579,174	8,179,756

Cash and cash equivalents at end of year	44	~~W~~	8,962,982	8,579,174

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), the controlling company, is incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2020 and 2019 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		December 31, 2020	December 31, 2019
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Orange Life Insurance Co., Ltd. (*2)	〃	〃	100.0	59.2
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc.	〃	〃	100.0	100.0
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃	65.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Asia Trust Co., Ltd.			60.0	60.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.	〃	〃	100.0	100.0
〃	Neoplux Co., Ltd.(*3)	〃	〃	100.0	-
Shinhan Bank	Shinhan Asia Limited (*4)	Hong Kong	〃	-	99.9
〃	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX (*5)	Japan	〃	100.0	-
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Prudential Vietnam Finance	Vietnam	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

1. Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2020 and 2019 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		December 31, 2020	December 31, 2019
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	December 31	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	〃	〃	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus (*5)	Korea	〃	100.0	-
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP ASSET MGT HK Ltd.	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*2) The Group acquired additional shares of Orange Life Insurance Co., Ltd. for the year ended December 31, 2020, and Orange Life Insurance Co., Ltd. became a wholly owned subsidiary of the Group.

(*3) The Group acquired a 96.77% stake in Neoplux.Co., Ltd. for the year ended December 31, 2020. The entity became a wholly owned subsidiary as the Group acquired residual shares additionally.

(*4) As of December 31, 2020, liquidation procedure has been completed.

(*5) Newly invested subsidiaries subject to consolidation are included for the year ended December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group as a trustee is exposed to variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 210 others

An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is exposed to, or has rights to related variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 124 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

(*) The Group provides credit contribution (ABCP purchase agreements) of ~~W~~4,162,593 million for the purpose of credit enhancement of structured companies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2. Basis of preparation

(a) Statement of compliance

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated financial statements are authorized for issue by the Board of Directors on February 5, 2021, which will be submitted for approval to the stockholder’s meeting to be held on March 25, 2021.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

-	derivative financial instruments measured at fair value
-	financial instruments at fair value through profit or loss measured at fair value
-	financial instruments at fair value through other comprehensive income measured at fair value
-	liabilities for cash-settled share-based payment arrangements measured at fair value
-	financial liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk recognized in profit or loss
-	liabilities for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(d) Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management's best judgment as of December 31, 2020 are different from the actual environment, these estimates and actual results may be different.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

2. Basis of preparation (continued)

(e) Change in accounting policy

Except for the following new standards, which have been applied from January 1, 2020, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2019.

i) Amendments to Korean IFRS No.1001 ‘Presentation of financial statements’ and Korean IFRS No.1008 ‘Accounting policies, changes in accounting estimates and errors’ – Definition of materiality

The amendments clarify the explanation of the definition of material and Korean IFRS No.1001 and Korean IFRS No.1008 are amended in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. The amendments do not have a significant impact on the consolidated financial statements.

ii) Amendments to Korean IFRS No. 1103 'Business combination' – Definition of business

To consider the integration of the acquired activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from lowing the costs. If all of the fair value of gross assets acquired is substantially concentrated in a single identifiable asset or a group of similar assets, an entity may elect to apply a concentration test, an optional test, to permit a simplified assessment of whether an acquired asset of activities and assets is not a business. The amendments do not have a significant impact on the consolidated financial statements.

(iii) Amendments to Korean IFRS No.1116 ‘Lease’ - The practical expedient for the exemption, discount or deferral of rent related to COVID-19

As a practical expedient, the lessee may not evaluate whether a rent concession, such as the rent discount directly resulting from COVID-19, constitutes a change in the lease. The lessee with this choice shall account for changes in lease payments, such as rent discounts, consistently with the way the Standard specifies when those changes are not lease changes. The Group changed its accounting policy in accordance with the amendments made to Korean IFRS No.1116. The amended accounting policies are applied retrospectively in accordance with the transitional provisions in Korean IFRS No.1116. Retrospective application of accounting policies has no cumulative effect on the initial application to be reflected in retained earnings at the beginning of January 1, 2020 and the comparative financial statements presented have not been restated. The amount recognized in profit or loss is ~~W~~ 24,928 million to reflect the change in lease payments arising from the same lease discount for the year ended December 31, 2020 as a result of the amendment to the Korean IFRS No.1116 ‘Lease’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2020, the accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2020 and have mentioned in the Note 2.

(a) Operating segments

The Group has divided the segments based on internal reports reviewed periodically by the top sales decision maker to make decisions about the resources allocated to the segments and evaluate their performance. There are five reporting segments as described in Note 7. The reporting segments are operated separately according to the nature of the goods and services provided and the organizational structure of the Group.

The segment reported to the Chief Executive Officer (“CEO”) includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

It is the CEO’s responsibility to evaluate the resources to be distributed to the business and the performance of the business, and to make strategic decisions.

(b) Basis of consolidation

i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. It does not own shares directly or indirectly for these companies. Considering the terms and conditions of the arrangement in which the structured entity was established, the consolidated entity gains and loses from the operations of the structured entity. It is included in the consolidated entities if it is determined that it has the ability to direct the activities of a consolidated structured entity that can most significantly affect these gains and losses. The Group does not recognize any non-controlling interests as equity in relation to structured entities in the consolidated statements of financial position since the non-controlling interests in these entities are recognized as liabilities of the Group.

iii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. Unrealized intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(b) Basis of consolidation (continued)

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the non-controlling interests balance is reduced to below zero.

(c) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

- Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

- Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

- Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, ‘Income Taxes’

- Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’

- Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

- Reacquired rights are measured in accordance with special provisions

- Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’

- Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, ‘Non-current Assets Held for Sale and Discontinued Operations’

As of the acquisition date, non-controlling interests in the acquired are measured as the non-controlling interests' proportionate share of the acquired’s identifiable net assets.

The transfer consideration in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquired and the equity interests issued by the acquirer. However, any portion of the acquirer's share-based payment awards exchanged for awards held by the acquired employee that is included in transfer consideration in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include : broker's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, which are recognized in accordance with K-IFRS No.1032 and 1109, are expensed in the periods in which the costs are incurred and the services are received.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(d) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated the Group's stake in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the carrying amount of that interest, including any long-term investments, is reduced to nil, the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances and call deposits with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, like in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(f) Non-derivative financial assets

Financial assets are recognized in the consolidated statement of financial position when the Group becomes a party to the contract. In addition, a standardized purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at Fair Value Through Profit or Loss (“FVTPL”), transaction costs that are directly attributable to its acquisition of the financial asset. Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

ii) Equity instruments

For the equity instruments that are not held for short-term trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. Equity instruments that are not classified as financial assets at Fair Value through Other Comprehensive Income (“FVOCI”) are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value. Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on recognition. The Group recognizes dividends in profit or loss when the Group’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized in the consolidated statement of comprehensive income gains or losses on financial assets at FVTPL. Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model in which the asset is managed and the contractual cash flow characteristics of the asset. Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Group’s business model changes.

①Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a financial asset measured at amortized cost that is not subject to a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired. Interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(f) Non-derivative financial assets (continued)

② Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Other than impairment losses, interest income, foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity. On removal, gains or losses accumulated in other comprehensive income are reclassified to profit or loss. The interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income. Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Provision for credit losses allowance’ in the consolidated statement of comprehensive income, respectively.

③ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at fair value through profit or loss’ in the consolidated statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized. The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

v) Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. If the Group does not have or transfer most of the risks and rewards of ownership of the financial asset, the entity shall remove the financial asset if it does not control the financial asset. If the Group continues to control the financial asset, it continues to recognize the transferred asset to the extent that it is continuously involved and recognizes the related liability together.

If the Group transfers the right to cash flows of a financial asset but holds most of the risks and rewards of ownership of the financial asset, the entity shall continue to recognize the asset. Also, the amount of disposal amount is recognized as a liability.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(g) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction. In addition, this document describes the hedging instrument, hedged item, and the method of evaluating the effect of the hedging instrument offsetting changes in the fair value or cash flow of the hedged item due to the hedged risk at the initiation of the hedging relationship and in subsequent periods.

① Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

② Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

③ Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations To profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(g) Derivative financial instruments (continued)

ii) Other derivative financial instruments

All derivatives except those designated as hedging instruments and are effective in hedging are measured at fair value. Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

iii) Unobservable valuation differences at initial recognition

Any difference between the fair value of over the counter derivatives at initial recognition and the amount that would be determined at that date using a valuation technique in a situation in which the valuation is dependent on unobservable parameters is not recognized in profit or loss but is recognized on a straight-line basis over the life of the instrument or the remainder is recognized in profit or loss immediately when the fair value becomes observable.

(h) Impairment: Financial assets and contract assets

The Group recognizes allowance for credit loss for debt instruments measured at amortized cost and fair value through other comprehensive income, and lease receivable, loan commitments and financial guarantee contracts using the expected credit loss impairment model. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and allowance for credit loss for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Allowance for credit loss
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Group, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as an allowance for credit loss for purchased or originated credit-impaired financial assets. The total period refers to the expected life span of the financial instrument up to the contract expiration date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(h) Impairment: Financial assets and contract assets (continued)

i) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies. The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses. Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

ii) Measurement of amortization cost regarding the expected credit loss of financial assets

The expected credit loss of an amortized financial asset is measured as the difference between the present value of the cash flows expected to be received and the cash flow expected to be received. For this purpose, we calculate expected cash flows for individually significant financial assets. For non-individual significant financial assets, the financial assets collectively include expected credit losses as part of a set of financial assets with similar credit risk characteristics.

Expected credit losses are deducted using the allowance for credit loss account and are written off if the financial assets are not recoverable. The allowance for credit loss is increased when the written-off loan receivables are subsequently collected and changes in the allowance for credit loss are recognized in profit or loss.

iii) Measurement of estimated credit loss of financial assets at FVOCI

The calculation of expected credit losses is the same as for financial assets measured at amortized cost, but changes in allowance for credit loss are recognized in other comprehensive income. In the case of disposal and redemption of other comprehensive income - fair value, the allowance for credit loss is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

(i) Property and equipment

Property and equipment are initially measured at cost and after initial recognition. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption of K-IFRS’. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The Group recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40~50 years
Other properties	4~5 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(i) Property and equipment (continued)

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(j) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill and membership rights is calculated on a straight-line basis over the estimated useful lives of intangible assets as shown below, from the date that they are available for use. The residual value of intangible assets is zero. However, if there are no foreseeable limits to the periods over which certain intangible assets are expected to be available for use, they are determined to have indefinite useful lives and are not amortized.

Descriptions	Useful lives
Software	5 years
Capitalized development cost	5 years
Other intangible assets	5 years or contract periods

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(k) Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(l) Leases

i) Accounting treatment as the lessee

The Group leases various tangible assets, such as real estate and vehicles, and the each lease contract is negotiated individually and includes a variety of terms and conditions. There are no other restrictions imposed by the lease contracts, but the lease assets cannot be provided as collaterals for borrowings.

At the commencement date of the lease, the Group recognizes the right-of-use assets and the lease liabilities. Each lease payment is allocated to payment for the principal portion of the lease liability and financial costs. The Group recognizes in profit or loss the amount calculated to produce a constant periodic rate of interest on the lease liability balance for each period as financial costs. Right-of-use assets are depreciated using a straight-line method from the commencement date over the lease term.

Lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date of the lease, and the lease payments included in the measurement of the liabilities consist of the following payments:

- Fixed payments (including in-substance fixed payments, less any lease incentives receivable)

- Variable lease payments depending on the index or rate

- Amounts expected to be paid by the lessee under the residual value guarantee

- The exercise price of a purchase option if the lessee is reasonably certain to exercise that option extended Lease payments in an optional renewal period if the lessee is reasonably certain to that they will exercise the extension option

- Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

If the interest rate implicit in the lease is readily determined, the lease payments are discounted by the rate; if the rate is not readily determined, the lessee’s incremental borrowing rate is used.

The cost of the right-of-use assets comprise:

- The amount of the initial measurement of the lease liability

- Any lease payments made at or before the commencement date (less any lease incentives received)

- Any initial direct costs incurred by the lessee

- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease

Lease payments related to short-term leases or low-value assets are recognized as current expenses over the lease term using the straight-line method. A short-term lease is a lease that has a lease term of 12 months or less, and the low-value assets lease is a lease of which the underlying asset value is not more than ~~W~~6 million.

Additional considerations for the Group when accounting for lessees include:

Extension and termination options are included in a number of real estate lease contracts of the Group. In determining the lease term, management considers all relevant facts and circumstances that create an economic incentive not to exercise the options. The periods covered by, a) an option to extend the lease if the lessee is reasonably certain to exercise that option, or b) an option to terminate the lease if the lessee is reasonably certain not to exercise that option, is included when determining the lease term. The Group reassesses whether the Group is reasonably certain to exercise the extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee, and affects whether the lessee is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(l) Leases (continued)

ii) Accounting treatment as the lessor

The Group leases out to lessees various tangible assets, including vehicles under operating and finance lease contracts, and the each lease contract is negotiated individually and includes a variety of terms and conditions. The risk management method for all rights held by the Group in the underlying assets includes repurchase agreements, residual value guarantees, etc.

① Finance leases

The Group recognizes them as a receivable at an amount equal to the net investment in the lease, and the difference from the carrying amount of the leasing asset as of the commencement date is recognized as profit or loss from disposal of the lease asset. In addition, interest income is recognized by applying the effective interest method for the amount of the Group's net investment in finance leases. Lease-related direct costs are included in the initial recognition of financial lease receivables and are accounted for in a way that reduces the revenue for the lease term.

② Operating leases

The Group recognizes the lease payments as income on straight-line basis, and adds the lease initial direct costs incurred during negotiation and contract phase of the operating lease to the carrying amount of the underlying asset. In addition, the depreciation policy of operating lease assets is consistent with the Group’s depreciation policy of other similar assets.

(n) Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 ‘Impairment of Assets’.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(o) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, and , if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(p) Non-derivative financial liabilities

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(p) Non-derivative financial liabilities (continued)

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities, and other financial liabilities include deposits, borrowings, debentures and etc. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(q) Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are retranslated to the functional currency using the exchange rate at the end of the reporting period. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss and translation differences on non-monetary assets such as equities held at fair value through other comprehensive income are recognized in other comprehensive income.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedging instrument of the net investment in a foreign operation or a qualifying cash flow hedge, which are recognized in other comprehensive income Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss and translation differences on non-monetary assets such as equities held at fair value through other comprehensive income are recognized in other comprehensive income.

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the reporting date.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(q) Foreign currencies (continued)

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(r) Equity capital

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted from equity, net of any tax effects.

Preferred stocks are classified as equity if they do not need to be repaid or are repaid only at the option of the Group and if payment is determined by the Group's discretion, and dividends are recognized when the shareholders' meeting approves the dividends. Preferred stocks that are eligible for reimbursement of a defined or determinable amount on or after a certain date are classified as liabilities. The related dividend is recognized in profit or loss at the time of occurrence as interest expense.

ii) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity. Hybrid bonds issued by subsidiaries of the group are classified as non-controlling interests according to this classification criteria. In addition, distributions paid are treated as net income attributable to non-controlling interests in the consolidated statement of comprehensive income.

iii) Capital adjustment

The effect of changes in ownership interests in subsidiaries that do not lose control over the equity attributable to owners of the parent is included in capital adjustments.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(s) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined contribution plans

The Group recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans. Contributions payable are recognized as liabilities (unpaid expenses) after deducting the contributions already paid. In addition, if the contribution already paid exceeds the contribution due for services provided before the end of the reporting period, the future contribution is reduced or cash refunded due to the excess is recognized as an asset (prepaid expense).

iv) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted.

Defined benefit liabilities are calculated annually by independent actuaries using the predicted unit credit method. If the net present value of the defined benefit obligation less the fair value of the plan assets is an asset then the present value of the economic benefits available to the entity in the form of a refund from the plan or a reduction in future contributions to the plan.

The remeasurement component of net defined benefit liability is the change in the effect of the asset except for the amount included in the net interest income of plan assets and net revenues of plan assets excluding actuarial gains and losses to the net of defined benefit liabilities. It is immediately recognized in other comprehensive income. The Group determines the net interest on the net defined benefit obligation (asset) by multiplying the net defined benefit obligation (asset) by the discount rate determined at the beginning of the annual reporting period and is the net present value of the net defined benefit obligation. It is determined by taking into consideration the fluctuations. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When an amendment or reduction of the system occurs, the gain or loss resulting from the change or decrease in the benefits to the past service is immediately recognized in profit or loss. The Group recognizes gains or losses on settlement when the defined benefit plan is settled.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(s) Employee benefit (continued)

v) Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

(t) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(u) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(v) Financial guarantee contract

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.

After initial recognition, financial guarantee contracts are measured at the higher of:

- Loss allowance in accordance with K-IFRS No.1109, ‘Financial Instruments’

- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, ‘Revenue from Contracts with Customers’

(w) Insurance contracts

i) Investment contract liabilities, including insurance contract liabilities and discretionary dividend factors

The group establishes liability reserves in accordance with the Insurance Business Law and the related regulations. The reserves are calculated according to the insurance policy, insurance premiums and liability reserve calculation method. The main contents are as follows.

i-1) Premium reserves

The present value of the premiums payable to the policy holders after the balance sheet date is the present value of the net premium to be paid after the end of the reporting period. The amount is deducted from the value.

i-2) Prepaid premium reserves

As of the end of the reporting period, premiums that have paid due are calculated based on premiums and the liability reserve calculation method.

i-3) Guarantee reserves

The total amount of reserve for variable minimum guarantee (①) and reserve for general account guarantee (②) is provided as guarantee reserve.

① Variable minimum guarantee reserve

This reserve is the amount that must be accumulated to guarantee insurance premiums above a certain level for contracts maintained as of the end of the reporting period, and is measured at the higher of :

i) the average amount of the top 30% of net loss expected in the future

ii) the minimum required amount by insurance types, minimum guarantees and limits of stock investment portion

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(w) Insurance contracts (continued)

②General account guarantee reserve

As of the end of the reporting period, the amount of reserve for insurance contracts that are insured under general account is required to be paid to guarantee the level of refunds, and select the largest of the following:

i) Average of the amount deducted from the appropriateness of the liability reserve calculated by excluding the guarantee option from the appropriateness evaluation of the liability reserve calculated by including the guarantee option for each interest rate scenario

ii) The amount of compensation (including annulment contract) against the guarantee received from the policy holder by the rate applied at the premium calculation in the insurance premium and liability reserve calculation method

i-4) Reserve for outstanding claims

As of the end of the reporting period, the Group has accrued the amount for which the reason for the payment of insurance claims, etc. has been incurred and the amount of the claim payment has not been paid yet due to the dispute or lawsuit related to the insurance settlement (pending in the Financial Dispute Mediation Committee). In addition, the Group recognizes unrecognized losses based on historical experience.

i-5) Reserves for participating policyholders' dividends

The reserve is provided for the purpose of contributing to the policyholder dividend according to the laws and regulations and the reserve for dividend reserve for the policyholder and the dividend reserve for the subsequent business year.

The policyholder dividend reserve is the amount that is not paid as of the end of the reporting period for the settlement amount and the reserve for dividend policy for the next fiscal year is based on the policyholder dividend calculated on the insurance contract effective as of the end of the reporting period.

① Excess crediting rate reserve

In the case of a dividend insurance contract which has been maintained for more than one year as of the end of the reporting period among contracts signed before October 1, 1997, the difference between the planned interest rate and the one-year maturity deposit rate shall be preserved.

② Mortality dividend reserve

Dividends arising from contracts that are maintained for more than one year at the end of the reporting period are used to offset the expected mortality and actual mortality rates applied to premiums.

③ Interest dividend reserve

For the contracts that have been maintained for more than one year as of the end of the reporting period, the amount calculated by applying the interest dividend reserve rate to the net written premium reserve less the unearned acquisition costs. However, the insurance sold before October 1, 1997 is applied to the amount deducted from the net premium in the event that the planned interest rate by the insurance product is less than the dividend standard.

④ Reserves for long-term special dividends

For the effective dividend policy agreement that has been maintained for 6 years or more, the amount calculated by applying the long-term special dividend rate to the amount deducted from the net premiums for the end of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(w) Insurance contracts (continued)

However, insurance sold before October 1, 1997 is applied to the deduction of unearned premiums at the end of the year when the expected interest rate by the insurance product is less than the dividend standard rate.

i-6) Reserve for interest dividends

In order to cover the policyholder dividend in the future, the total amount is set aside according to business performance according to the law or insurance contracts.

i-7) Reserve for dividend insurance loss reserve

In accordance with the regulations set by the supervisory authority, dividend insurance profit is accumulated within 30/100 of the contractor's stake. The reserve for the compensation of dividend insurance losses shall compensate for the loss of dividend insurance contracts in accordance with the provisions of the fiscal year within five years from the end of the accumulated reporting period and shall be used as the policyholder dividend source for the individual contractor.

ii) Contractor's equity adjustment

The Group classifies the gains and losses on available-for-sale financial assets as of the end of the reporting period as contractor's equity and shareholder's equity based on the ratio of the average liability reserves of the dividend and non-dividend policies for the fiscal year. The amount corresponding to the contractor's equity is categorized as the adjustment of the contractor's equity.

iii) Evaluation of debt appropriateness

At the end of each reporting period, the group assesses whether the recognized insurance liability is appropriate using the current estimates of future cash flows of the policy, and if the carrying amount of the insurance liability is deemed to be inappropriate in terms of the estimated future cash flows. The reserve for premiums is added to the profit or loss by the amount corresponding to the deficiency.

iv) Reinsurance assets

The group presents the recoverable amount of reinsurance assets. The group assesses at the end of each reporting period whether there is objective evidence that a reinsurance asset is impaired. If there is objective evidence that the entity will not be able to collect all amounts under the terms of the agreement as a result of an event that occurred after the initial recognition and if the event has a reliable and measurable impact on the amount to be received. If reinsurance assets are determined to be impaired, impairment loss is recognized in the profit and loss for the current period.

v) Deferred acquisition cost

The group recognizes unrealized gains and losses arising from long-term insurance contracts as assets and amortizes the premiums over the life of the insurance contracts equally. If the contribution period exceeds 7 years, the amortization period is 7 years if there is an unrecognized balance at the date of the cancellation, the entire amount of the cancellation is amortized in the fiscal year to which the cancellation date belongs. But, if the ratio of additional premiums is higher at the early stage of the insurance period for the purpose of recovering the excess of the unearned premiums and the early settlement costs, the new settlement expenses are treated as the period expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(x) Recognition of revenues and expenses

Other than revenues under the scope of K-IFRS No.1017, ‘Leases’, K-IFRS No.1028, ‘Investments in Associates and Joint Ventures’, K-IFRS No.1109, ‘Financial Instruments’, K-IFRS No.1110, ‘Consolidated Financial Statements’, and K-IFRS No.1111, ‘Joint Arrangements’, the Group’s revenues are recognized using five-step revenue recognition model as follows: ① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’.

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

① Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

② Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(x) Recognition of revenues and expenses (continued)

③ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Insurance income

The Group recognizes insurance income for the insurance premium paid of which the payment date arrived by the premium payment methods of the insurance contract; and recognizes advance receipts for the insurance premium paid of which the payment date has not arrived at the end of the reporting period.

iv) Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities. The Group provides compensation in various forms such as payment discounts and gifts.

(y) Revenue from Contracts with Customers

The fair value of the consideration received or receivable in exchange for the initial transaction is allocated to the reward points ("points") and the remainder of the fee income. The Group provides compensation in various forms such as payment discounts and free gifts. The consideration to be allocated to the points is estimated based on the fair value of the monetary benefits to be provided in consideration of the expected recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. Points for distribution through the cost paid by the customer is recognized by deducting from the revenue from fees.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(z) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group applies a consolidated tax method based on a consolidated tax base and a domestic corporation (hereinafter referred to as the "Consolidated Entity Corporation ") that is fully controlled by the consolidated parent company and the consolidated tax base.

The Group evaluates the feasibility of temporary differences, taking into account the future taxable income of individual companies and consolidated groups, respectively. The change in deferred tax assets (liabilities) was recognized as expense (income), except for the amount associated with items directly added to the equity account.

For additional temporary differences in subsidiaries, associates, and joint venture investment interests, the Group may control the timing of the disappearance of temporary differences. All deferred tax liabilities are recognised except in cases where temporary differences are unlikely to dissipate in the foreseeable future. Deferred tax assets arising from deductible temporary differences are likely to be extinguished in the foreseeable future. In addition, It is recognised when taxable income is likely to be used for temporary differences.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period. The carrying amount of deferred tax assets is reduced when it is no longer likely that sufficient taxable income will be generated to use benefits from deferred tax assets.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are corporate taxes imposed by the same taxation authority. Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(z) Income tax (continued)

Because of the tax polices taken by the Group, tax uncertainties arise from the complexity of transactions and differences in tax law analysis. Also, it arises from a tax refund suit, tax investigation, or a refund suit against the tax authorities' tax amount. The Group paid the tax amount by the tax authorities in accordance with K-IFRS No. 2123. However, it will be recognized as the corporate tax assets if there is a high possibility of a refund in the future. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

(aa) Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated financial statements. In this regard, the funds lent to the trust account are counted as trust account loans and loans borrowed from the trust account as other accounting accounts (non-payment of the trust account). In accordance with the Financial Investment Business Regulations, trust remuneration is acquired in connection with the operation, management, and disposal of trust property, and it is counted as the operating profit of trust business.

(ab) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Group by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(ac) Issued/Amended Accounting Standards that are not applied

The following new standards and amendments to existing standards have been published and are mandatory for the Group to adopt for annual periods beginning after January 1, 2020, and the Group has not early adopted them.

i) K-IFRS No.1109, ‘Financial Instruments’ and K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’ and K-IFRS No.1107, ‘Financial Instruments: Disclosures’ Revision’ and K-IFRS No.1104, ‘Insurance Contracts’ K-IFRS No.1116, ‘Leases’ amended – Interest rate indicator reform

The effective interest rate, not the carrying amount, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship. This amendments will take effect for annual periods beginning after January 1, 2021 and are permitted for early application. The Group is checking the impact of the amendments on the consolidated financial statements.

ii) K-IFRS No. 1103 'Business combination' amended – Reference to the Conceptual Framework

For liabilities and contingent liabilities, an exception has been added to apply within K- IFRS No. 1037, ‘Provisions, Contingent Liabilities and Contingent Assets’ and K-IFRS No 2121, even though the definition of assets and liabilities to be recognized is amended to refer to the revised conceptual framework for financial reporting. In addition, it is clarified that contingent assets are not recognized at the acquisition date. This amendment will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

3. Significant accounting policies (continued)

(ac) Issued/Amended Accounting Standards that are not applied (continued)

(iii) K-IFRS No. 1016 ‘Property, Plant and Equipment ' amended – the amount of the sale before the intended use

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, the Group recognise such sales proceeds and related costs in profit or loss.This amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

(iv) K-IFRS No. 1037, ‘Provisions, Contingent Liabilities and Contingent Assets’ amended - Onerous Contracts: Cost of Fulfilling a Contract

The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. This amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The Group expects that the amendments will not have a significant impact on the consolidated financial statements.

(v) Annual Improvements to K-IFRSs 2018-2020 Cycle

For Annual Improvements to K-IFRSs 2018-2020 Cycle, the amendments will take effect for annual periods beginning after January 1, 2022 and are permitted for early application. The amendments will not have a significant impact on the consolidated financial statements.

- K-IFRS No.1101, ‘‘First-time Adoption of K-IFRS’-First-time adopter subsidiaries

- K-IFRS No.1109, ‘Financial Instruments’ -10% test-related fee for financial liabilities removal

- K-IFRS No.1116, ‘Leases’ -Lease incentives

- K-IFRS No.1041, ‘Agriculture’ - Fair value measurement

vi) K-IFRS No. 1001 ‘Presentation of Financial Statements’ amended - Classification of Liabilities as Current or Non-current

It is classified as current or non-current according to the actual rights existing as of the end of fiscal year. The Company does not consider the possibility of exercising the right to postpone the payment of the liability or the expectations of management. The payment of the liability includes the transfer of the equity instrument, except that the option to settle the equity instrument from a compound financial instrument meets the definition of the equity instrument and is recognized separately from the liability. This amendment is effective for annual periods beginning on or after January 1, 2023. The Group expects that the amendment will not have a significant impact on its consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4. Financial risk management

(a) Overview

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may be arisen by each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk trend.

- The controlling company shall present the Group Risk Management Model Standards and supervise their compliance, and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's chief risk management officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits  by risk, department, desk and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4. Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

① Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The resolution of the Committee is as follows:

-Establish risk management basic policy in line with management strategy

-Determine the level of risk that can be assumed by the Group and each subsidiary

-Approve appropriate investment limit or loss allowance limit

-Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations

-Matters concerning risk management organization structure and division of duties

-Matters concerning the operation of the risk management system;

-Matters concerning the establishment of various limits and approval of limits

-Make decisions on approval of the FSS's internal rating law for non-retail and retail credit rating systems

-Matters concerning risk disclosure policy

-Analysis of crisis situation, related capital management plan and financing plan

-Matters deemed necessary by the board of directors

-Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines

-Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

② Group Risk Management Council

In order to maintain the Group's risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the group's risk management officer and consist of the risk management officers of major subsidiaries.

iii) Group Risk Management System

① Management of the risk capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management, and establish a risk limit management system to controlrisk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4. Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

② Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dash Board is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes (news) of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

③ Risk Reviewing

When conducting new product∙new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

④ Risk management

The Group maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4. Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the CRO, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and the CCO is composed of the chairman, the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the soundness of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the information of the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between the credit officer of the branch and the headquarters’ Review Committee. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring systems (CSS) based on objective statistical methods and bank credit policies.

Credits for corporate customers are performed by the loan officers and reviewers of branch offices by automatically searching for anticipated insolvent companies among business loan partners, and the credit department independent of the business sector evaluates the adequacy of the result of the loan review and, if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairperson, and is composed of the heads of each business division and supporting division, and the heads of related departments. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to separate credit policy decisions from credit monitoring.

Shinhan Card's credit scoring system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the AS credit rating is above the standard. the company's internal information, CB company's external information, and personal information on the application are used to calculate the AS credit rating. The BS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)
Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Loans relating to constructor whose collective loans are insolvent
Interest coverage ratios of below 1 for consecutive three years
Negative cash flows from operating activities for consecutive two years

The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-month expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that are modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument),

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses and the expected credit loss from this point of view reflects the most likely situation. The Group is based on the assumptions consistent with that are based on the business plan and management strategy.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable. For the year ended December 31, 2020, macroeconomic variables used by the Group are as follows for each scenario.

① Upside scenario

Major variables(*1)	Correlation	2020.4Q(*2)	2021
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	-2.8	0.0	3.9	3.0	4.3
Private consumption index(YoY %)	(-)	-4.8	3.0	2.3	3.5	4.1
Facility investment growth rate(YoY %)	(-)	3.5	5.5	6.5	1.5	5.0
Consumer price index growth rate(%)	(-)	0.3	0.6	0.9	0.8	0.9
Balance on current account(billion dollars)	(-)	170.0	130.0	160.0	190.0	180.0
Government bond 3y yields(%)	-	0.90	1.00	1.00	1.10	1.10

② Central scenario

Major variables(*1)	Correlation	2020.4Q(*2)	2021
			1Q	2Q	3Q	4Q
GDP growth rate(YoY %)	(-)	-2.8	-0.7	3.6	2.5	3.7
Private consumption index(YoY %)	(-)	-4.8	2.6	2.1	3.0	3.5
Facility investment growth rate(YoY %)	(-)	3.5	5.0	6.0	0.8	4.5
Consumer price index growth rate(%)	(-)	0.3	0.5	0.9	0.7	0.8
Balance on current account(billion dollars)	(-)	170.0	120.0	150.0	180.0	170.0
Government bond 3y yields(%)	-	0.90	1.00	1.00	1.00	1.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

③ Downside scenario

Major variables(*1)	Correlation	2020.4Q(*2)	2021
			1Q	2Q	3Q	4Q
GDP growth rate	(-)	-2.8	-1.5	2.3	1.7	3.0
Private consumption index	(-)	-4.8	1.9	1.1	2.6	3.4
Facility investment growth rate	(-)	3.5	3.5	4.5	-1.0	3.0
Consumer price index growth rate	(-)	0.3	0.4	0.8	0.6	0.7
Balance on current account(billion dollars)	(-)	170.0	110.0	140.0	170.0	160.0
Government bond 3y yields	-	0.90	1.10	1.10	1.10	1.10

(*1) Shinhan Bank applied the private consumption index and facility investment growth rate as the major variables. In addition, Shinhan Card applied the GDP growth rate, consumer price index growth rate, balance on current account, and government bond 3y yields as the major variables.

(*2) Considering the forecast period of the company's bankruptcy, we reflected the future economic outlook.

(*3) The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions' estimates.

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on data from the past ten years.

Due to the spread of the COVID-19, the economic recession is expected to be greater than the previous forecast. The forecast default rate for the year ended December 31, 2020 is re-estimated using changed forward-looking information on economic growth rate, private consumption index, KOSPI, which are major variables for calculating the default rate. As a result, the forecast default rate for some portfolios have increased.

Shinhan Bank has set aside an additional ~~W~~ 286 billion in COVID-19 provisions by Shinhan Bank has set aside an additional W 286 billion in COVID-19 provisions by reflecting the future outlook information above and the effect of Stage 2 classification of interest payment/divisional repayment. Shinhan Card has accumulated an additional ~~W~~ 52.4 billion in COVID-19 provisions by updating the correlation model between expected credit losses and forward-looking information.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information (continued)

Shinhan Bank has considered multiple economic scenarios in applying forward-looking information to measure expected credit losses. The sensitivity analysis of the impact on the Group's expected credit loss allowance if the weights of the upside and downside scenarios are assumed to be 100% and other assumptions are the same is as follows:

	Sensitivity : Change amount for provisions (In millions of won)
	Upside(100%)	Downside(100%)
Shinhan Bank	(3,332)	26,507	Forward-looking information update
Shinhan Card	(24,109)	35,205

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

4. Financial risk management (continued)

(b) Credit risk (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying amount, excluding provisions, is presented as the maximum amount that can be exposed by credit risk.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2020 and 2019 is as follows:

		December 31, 2020	December 31, 2019
Due from banks and loans at amortized cost (*1)(*3):
Banks	~~W~~	17,016,263	12,950,561
Retail		170,314,316	152,840,826
Government/Public sector/Central bank		24,778,332	19,461,567
Corporations		152,895,324	140,718,619
Card receivable		22,822,546	23,114,264
		387,826,781	349,085,837

Due from banks and loans at fair value through profit or loss(*3):
Banks		93,109	897,525
Corporations		1,986,804	2,154,821
		2,079,913	3,052,346

Securities at fair value through profit or loss		55,275,031	48,512,857
Securities at fair value through other comprehensive income		57,409,433	58,573,094
Securities at amortized cost(*1)		47,282,623	45,582,065
Derivative assets		5,633,915	2,829,274
Other financial assets(*1)(*2)		20,341,191	17,477,778
Financial guarantee contracts		4,481,506	4,698,558
Loan commitments and other credit liabilities		187,067,821	177,660,547
	~~W~~	767,398,214	707,472,356

(*1) The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are recorded as net of allowances.

(*2) Other financial assets mainly comprise of receivables, accrued income, secured key money deposits, prepayment, and domestic exchange settlement debit settled in a day.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) The maximum amount of exposure to credit risk by type of collateral as of December, 31, 2020 and 2019 is as follows:

		December 31, 2020
Classification		12 months Expected credit loss	Life time expected credit loss		Total
			Not impaired	Impaired
Guarantee	~~W~~	36,355,387	5,944,417	185,777	42,485,581
Deposits and Savings		1,258,934	313,723	1,509	1,574,166
Property and equipment		1,301,810	324,098	12,341	1,638,249
Real estate		109,092,694	13,914,172	311,946	123,318,812
Securities		2,181,874	108,718	88,025	2,378,617
Others		4,830,557	-	1,943	4,832,500
Total	~~W~~	155,021,256	20,605,128	601,541	176,227,925

		December 31, 2019
Classification		12 months Expected credit loss	Life time expected credit loss		Total
			Not impaired	Impaired
Guarantee	~~W~~	12,232,197	3,756,006	64,386	16,052,589
Deposits and Savings		1,058,353	266,407	2,437	1,327,197
Property and equipment		1,021,002	307,502	12,840	1,341,344
Real estate		128,098,318	14,932,637	370,361	143,401,316
Securities		3,340,337	137,105	-	3,477,442
Others		5,035,192	4,437	364	5,039,993
Total	~~W~~	150,785,399	19,404,094	450,388	170,639,881

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of December 31, 2020 are as follows:

		December 31, 2020
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	14,935,722	1,996,948	87,084	10,027	-	17,029,781	(13,518)	17,016,263	29,994
Retail		152,159,976	8,385,069	6,062,587	3,686,863	574,354	170,868,849	(554,533)	170,314,316	91,711,254
Government/Public sector/ Central bank		23,849,701	834,912	96,183	1,748	-	24,782,544	(4,212)	24,778,332	9,000
Corporations		93,740,349	34,637,533	11,391,410	13,758,332	982,037	154,509,661	(1,614,337)	152,895,324	83,580,715
Card receivable		16,995,332	2,304,536	1,754,723	2,197,877	454,451	23,706,919	(884,373)	22,822,546	6,845
		301,681,080	48,158,998	19,391,987	19,654,847	2,010,842	390,897,754	(3,070,973)	387,826,781	175,337,808
Securities at fair value through other comprehensive income(*)		48,506,057	8,636,241	-	267,135	-	57,409,433	-	57,409,433	-
Securities at amortized cost		45,888,769	1,404,340	-	-	-	47,293,109	(10,486)	47,282,623	-
	~~W~~	396,075,906	58,199,579	19,391,987	19,921,982	2,010,842	495,600,296	(3,081,459)	492,518,837	175,337,808

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv)Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of December 31, 2019 are as follows:

		December 31, 2019
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,703,863	1,179,294	77,675	1,804	-	12,962,636	(12,075)	12,950,561	57,087
Retail		136,124,712	7,443,675	5,694,210	3,608,216	476,897	153,347,710	(506,884)	152,840,826	87,826,564
Government/Public sector/ Central bank		19,274,854	111,987	80,648	-	-	19,467,489	(5,922)	19,461,567	-
Corporations		85,202,285	32,112,103	10,219,343	13,546,622	956,772	142,037,125	(1,318,506)	140,718,619	77,732,792
Card receivable		17,161,184	2,249,276	1,879,073	2,233,942	444,311	23,967,786	(853,522)	23,114,264	8,728
		269,466,898	43,096,335	17,950,949	19,390,584	1,877,980	351,782,746	(2,696,909)	349,085,837	165,625,171
Securities at fair value through other comprehensive income(*)		49,276,299	9,057,701	-	239,094	-	58,573,094	-	58,573,094	-
Securities at amortized cost		44,296,882	1,271,681	23,272	-	-	45,591,835	(9,770)	45,582,065	-
	~~W~~	363,040,079	53,425,717	17,974,221	19,629,678	1,877,980	455,947,675	(2,706,679)	453,240,996	165,625,171

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 23,171 million and ~~W~~ 28,236 million as of December 31, 2020 and 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,884,641	1,110,945	-	3,995,586
Life time expected credit loss		308,785	176,977	-	485,762
Impaired		-	-	158	158
		3,193,426	1,287,922	158	4,481,506
Loan commitment and other credit line
12-month expected credit loss		156,787,448	20,715,236	-	177,502,684
Life time expected credit loss		6,738,016	2,822,003	-	9,560,019
Impaired		-	-	5,118	5,118
		163,525,464	23,537,239	5,118	187,067,821
	~~W~~	166,718,890	24,825,161	5,276	191,549,327

		December 31, 2019
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12 months expected credit loss	~~W~~	2,805,417	1,495,091	-	4,300,508
Life time expected credit loss		248,544	148,696	-	397,240
Impaired		-	-	810	810
		3,053,961	1,643,787	810	4,698,558
Loan commitment and other credit line
12 months expected credit loss		146,010,944	21,044,977	-	167,055,921
Life time expected credit loss		7,850,945	2,730,143	-	10,581,088
Impaired		-	-	23,538	23,538
		153,861,889	23,775,120	23,538	177,660,547
	~~W~~	156,915,850	25,418,907	24,348	182,359,105

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public agency/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (Credit card bonds)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vi) Credit risk exposures per credit quality of derivative assets

Credit quality of derivative assets as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Grade 1	~~W~~	4,994,809	2,377,548
Grade 2		639,106	451,726
	~~W~~	5,633,915	2,829,274

(*) Credit quality of derivative assets is classified based on the internal credit ratings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vii) Concentration by geographic location

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	6,990,520	823,698	156,002	784,538	316,293	1,166,397	2,889,115	3,889,700	17,016,263
Retail		161,434,788	392,499	6,724	4,124,680	2,386	1,780,361	1,329,067	1,243,811	170,314,316
Government		20,998,640	952,215	-	1,418,805	121,663	209,395	441,863	635,751	24,778,332
Corporations		133,827,181	3,278,234	435,135	3,796,824	103,647	2,319,327	3,039,177	6,095,799	152,895,324
Card		22,614,285	8,867	351	1,983	194	152,141	27,926	16,799	22,822,546
		345,865,414	5,455,513	598,212	10,126,830	544,183	5,627,621	7,727,148	11,881,860	387,826,781

Deposits and loans at FVTPL
Bank		61,476	31,633	-	-	-	-	-	-	93,109
Corporations		1,057,690	466,812	-	19,807	-	744	-	441,751	1,986,804
		1,119,166	498,445	-	19,807	-	744	-	441,751	2,079,913

Securities measured at FVTPL		51,574,884	2,129,355	198,567	46,086	4,486	24,539	168,863	1,128,251	55,275,031
Securities at FVOCI		53,386,556	1,464,611	112,001	221,917	36,412	172,904	886,080	1,128,952	57,409,433
Securities at amortized cost		44,537,890	723,287	-	243,592	-	710,106	45,121	1,022,627	47,282,623
	~~W~~	496,483,910	10,271,211	908,780	10,658,232	585,081	6,535,914	8,827,212	15,603,441	549,873,781

(*) The following accounts are the net carrying value less provision for doubtful accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

vii) Concentration by geographic location (continued)

An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Korea	USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	5,124,738	1,263,568	423,788	289,233	203,166	1,068,822	2,816,320	1,760,926	12,950,561
Retail		144,700,885	371,602	5,444	3,888,964	1,548	1,612,761	1,211,857	1,047,765	152,840,826
Government		16,805,176	529,096	-	1,080,381	-	140,960	445,526	460,428	19,461,567
Corporations		122,926,428	3,116,777	187,856	3,403,806	99,083	2,140,573	2,758,888	6,085,208	140,718,619
Card		22,916,799	9,068	321	2,233	214	141,844	25,513	18,272	23,114,264
		312,474,026	5,290,111	617,409	8,664,617	304,011	5,104,960	7,258,104	9,372,599	349,085,837

Deposits and loans at FVTPL
Bank		177,713	719,812	-	-	-	-	-	-	897,525
Corporations		2,146,949	-	-	-	-	-	-	7,872	2,154,821
		2,324,662	719,812	-	-	-	-	-	7,872	3,052,346

Securities measured at FVTPL		45,635,765	1,662,249	194,591	49,067	6,346	21,625	220,837	722,377	48,512,857
Securities at FVOCI		53,939,143	1,955,627	97,710	195,165	93,769	294,095	798,068	1,199,517	58,573,094
Securities at amortized cost		42,927,646	769,884	-	163,112	-	604,019	40,741	1,076,663	45,582,065
	~~W~~	457,301,242	10,397,683	909,710	9,071,961	404,126	6,024,699	8,317,750	12,379,028	504,806,199

(*) The following accounts are the net carrying value less provision for doubtful accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

viii) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2020 and 2019 is as follows:

		December 31, 2020
		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	16,656,030	-	-	-	-	-	360,233	-	17,016,263
Retail		-	-	-	-	-	-	-	170,314,316	170,314,316
Government/Public sector/Central bank		24,671,308	-	-	1,796	-	-	105,228	-	24,778,332
Corporations		10,403,261	48,430,680	18,679,397	35,920,334	3,521,216	6,479,253	29,461,183	-	152,895,324
Card receivable		44,980	169,900	252,537	36,372	38,456	23,150	1,685,293	20,571,858	22,822,546
		51,775,579	48,600,580	18,931,934	35,958,502	3,559,672	6,502,403	31,611,937	190,886,174	387,826,781
Due from banks and loans at FVTPL
Banks		63,112	-	-	29,997	-	-	-	-	93,109
Corporations		1,114,789	641,554	19,210	51,008	3,000	-	157,243	-	1,986,804
		1,177,901	641,554	19,210	81,005	3,000	-	157,243	-	2,079,913
Securities at fair value through profit or loss		34,294,362	2,978,991	1,223,958	574,547	248,399	46,177	15,908,597	-	55,275,031
Securities at fair value through other comprehensive income		26,528,743	3,448,765	577,781	830,988	974,333	22,643	25,026,180	-	57,409,433
Securities at amortized cost		10,361,913	21,750	-	1,053,779	963,348	-	34,881,833	-	47,282,623
	~~W~~	124,138,498	55,691,640	20,752,883	38,498,821	5,748,752	6,571,223	107,585,790	190,886,174	549,873,781
(*)The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

viii) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of December 31, 2020 and 2019 is as follows (continued):

		December 31, 2019
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	12,461,379	-	-	-	-	-	489,182	-	12,950,561
Retail		-	-	-	-	-	-	-	152,840,826	152,840,826
Government/Public sector/Central bank		19,342,308	-	-	2,295	-	-	116,964	-	19,461,567
Corporations		9,456,194	44,781,794	17,004,407	30,029,000	3,485,602	6,003,383	29,958,239	-	140,718,619
Card receivable		39,003	212,863	170,873	49,000	41,664	23,397	22,427,544	149,920	23,114,264
		41,298,884	44,994,657	17,175,280	30,080,295	3,527,266	6,026,780	52,991,929	152,990,746	349,085,837
Due from banks and loans at FVTPL:
Banks		897,525	-	-	-	-	-	-	-	897,525
Corporations		1,301,066	505,198	120,636	7,872	3,500	900	215,649	-	2,154,821
		2,198,591	505,198	120,636	7,872	3,500	900	215,649	-	3,052,346
Securities at fair value through profit or loss		29,826,338	2,466,874	1,112,688	350,720	262,183	75,152	14,418,902	-	48,512,857
Securities at fair value through other comprehensive income		28,673,958	3,500,514	673,614	807,274	1,164,947	12,889	23,739,898	-	58,573,094
Securities at amortized cost		9,930,409	49,876	-	884,072	1,076,086	-	33,641,622	-	45,582,065
	~~W~~	111,928,180	51,517,119	19,082,218	32,130,233	6,033,982	6,115,721	125,008,000	152,990,746	504,806,199

(*)The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market Risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to securities, foreign exchange positions, and derivative financial instruments held for the purpose of obtaining short-term trading gains. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System (TRMS), and Shinhan Bank and Shinhan Financial Investment use their own internal model market risk calculation system.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the market risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying historical simulation method of 99% confidence level-based VaR. Trading position data is automatically interfaced into measurement system, and the system conducts VaR measurement and manages the limit. In addition, the Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limit, and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-2) Managements (continued)

An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2020 and 2019 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

		December 31, 2020
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	525,465	592,668	495,292	592,668
Stock price risk		222,277	240,535	202,036	222,544
Foreign exchange risk		120,088	124,915	113,497	113,497
Commodity risk		13,818	22,982	9,539	9,539
Option volatility risk		8,910	23,224	3,234	3,234
	~~W~~	890,560	1,004,324	823,597	941,482

		December 31, 2019
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	508,039	527,349	479,121	504,948
Stock price risk		191,019	210,589	162,595	210,589
Foreign exchange risk		143,317	151,779	138,543	139,562
Commodity risk		7,691	10,558	4,953	10,558
Option volatility risk		57,972	74,892	39,591	67,160
	~~W~~	908,038	975,167	824,803	932,817

i-3) Shinhan Bank

The analyses of the ten-day 99% confidence level-based VaR for managing market risk for trading positions of Shinhan Bank as of and for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	41,165	56,950	28,322	42,867
Stock price risk		27,077	66,254	7,545	7,893
Foreign exchange risk (*)		65,309	83,335	27,668	69,024
Option volatility risk		305	1,073	114	138
Commodity risk		13	170	-	1
Portfolio diversification risk					(25,310)
	~~W~~	106,030	154,487	49,486	94,613

		December 31, 2019
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	21,208	32,430	12,709	28,313
Stock price risk		18,136	49,424	8,171	15,386
Foreign exchange risk (*)		24,727	29,085	22,259	25,910
Option volatility risk		161	325	60	212
Commodity risk		15	104	-	10
Portfolio diversification risk					(21,879)
	~~W~~	47,925	81,553	31,482	47,952

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

(*) Both trading and non-trading accounts are included since Shinhan Bank manages foreign exchange risk on a total position basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-4) Shinhan Card

The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31 2020, and 2019, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

		December 31, 2020
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	2,034	2,400	1,900	2,400

		December 31, 2019
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	1,417	2,000	1,000	2,000

(*) Foreign subsidiaries are excluded from the calculation.

i-5) Shinhan Investment

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Investment as of and for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	20,512	30,903	12,076	23,551
Stock price risk		26,136	51,509	2,412	36,573
Foreign exchange risk		12,477	46,970	632	15,557
Option volatility risk		43,324	162,008	2,894	57,924
Portfolio diversification risk					(38,397)
	~~W~~	75,226	187,985	18,648	95,208

		December 31, 2019
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	13,725	20,857	5,671	11,946
Stock price risk		31,330	74,421	15,449	25,691
Foreign exchange risk		4,107	37,970	368	4,369
Option volatility risk		9,889	31,711	2,504	9,876
Portfolio diversification risk					(15,150)
	~~W~~	38,262	85,597	5,780	36,732

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

i) Market risk management from trading positions (continued)

i-6) Shinhan Life Insurance

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	2,967	6,934	354	619
Stock price risk		10,953	16,592	4,481	13,742
Foreign exchange risk		10,485	21,588	4,665	13,669
Option volatility risk		433	1,096	40	1,089
	~~W~~	24,838	46,210	9,540	29,119

		December 31, 2019
		Average	Maximum	Minimum	December 31
Interest rate risk	~~W~~	1,853	8,856	313	600
Stock price risk		5,015	6,520	4,374	4,978
Foreign exchange risk		1,581	3,434	3	2,050
Option volatility risk		316	632	124	472
	~~W~~	8,765	19,442	4,814	8,100

i-6) Orange Life Insurance Co., Ltd.

The analyses of the ten-day 99.9% confidence level-based VaR for managing market risk for trading positions of Orange Life Insurance as of and for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Average	Maximum	Minimum	December 31
Foreign exchange risk	~~W~~	17,064	19,597	10,172	17,964
Option volatility risk		73	84	7	73
	~~W~~	17,137	19,681	10,179	18,037

		December 31, 2019
		Average	Maximum	Minimum	December 31
Foreign exchange risk	~~W~~	18,578	23,614	12,577	16,710

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. The Group manages net interest income or changes in net asset value that occur due to changes in interest rates by early predicting the factors of interest rate risk fluctuation related to the Group's net interest income and net asset value through the interest rate risk management.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk In The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the Basel III based IRRBB, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment, and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions (continued):

The details of interest rate VaR and EaR for major subsidiaries for as of December 31, 2020 and 2019 are as follows:

ii-3) Shinhan Bank

		December 31, 2020	December 31, 2019
△EVE (*1)	~~W~~	468,327	369,944
△NII (*2)		115,221	161,385

ii-4) Shinhan Card

		December 31, 2020	December 31, 2019
△EVE (*1)	~~W~~	463,647	696,505
△NII (*2)		594,210	554,499

ii-5) Shinhan Investment

		December 31, 2020	December 31, 2019
△EVE (*1)	~~W~~	209,929	77,436
△NII (*2)		89,925	127,476

ii-6) Shinhan Life Insurance

		December 31, 2020	December 31, 2019
△EVE (*1)	~~W~~	4,140,109	4,831,042
△NII (*2)		46,073	77,000

ii-7) Orange Life Insurance Co., Ltd.

		December 31, 2020	December 31, 2019
△EVE (*1)	~~W~~	2,007,029	2,800,603
△NII (*2)		38,733	46,372

(*1) △EVE is the economic value of equity capital that can arise from changes in interest rates that affect the present value of assets, liabilities and off-balance sheet items by using the Basel III standard based IRRBB method.

(*2) △NII is the change in net interest income that can occur over the next year due to changes in interest rates by using the Basel III standard based IRRBB method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department.  Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

Foreign currency denominated assets and liabilities as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	4,729,453	1,988,215	402,137	798,053	3,053,388	10,971,246
Due from banks at FVTPL		31,633	-	-	-	-	31,633
Loan receivables measured at FVTPL		745,277	19,807	91,503	-	-	856,587
Loan at amortized cost		21,435,678	9,076,702	1,296,284	4,130,855	8,987,453	44,926,972
Securities at FVTPL		4,426,257	2,574	455,769	-	316,468	5,201,068
Derivative assets		913,778	21,531	50,842	1,100	114,055	1,101,306
Securities at FVOCI		3,868,880	149,718	222,547	460,681	1,000,855	5,702,681
Securities at amortized cost		1,273,204	240,619	69,132	45,151	1,588,358	3,216,464
Other financial assets		2,180,140	284,695	177,538	336,325	559,805	3,538,503
	~~W~~	39,604,300	11,783,861	2,765,752	5,772,165	15,620,382	75,546,460

Liabilities:
Deposits	~~W~~	17,542,371	10,136,700	991,501	4,650,406	8,438,144	41,759,122
Financial liabilities at FVTPL		-	-	-	-	544,916	544,916
Derivative liabilities		558,064	10,819	33,940	858	105,134	708,815
Borrowings		8,431,144	810,819	306,829	163,454	692,305	10,404,551
Debt securities issued		8,417,214	87,504	933,570	-	1,652,835	11,091,123
Financial liabilities designated at FVTPL		1,068,245	-	-	-	-	1,068,245
Other financial liabilities		3,479,117	123,510	250,428	564,623	843,635	5,261,313
	~~W~~	39,496,155	11,169,352	2,516,268	5,379,341	12,276,969	70,838,085

Net assets	~~W~~	108,145	614,509	249,484	392,824	3,343,413	4,708,375
Off-balance derivative exposure		438,469	(166,923)	187,408	44,764	(896,933)	(393,215)
Net position	~~W~~	546,614	447,586	436,892	437,588	2,446,480	4,315,160

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk (continued)

Foreign currency denominated assets and liabilities as of December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		USD	JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	4,235,225	1,532,661	354,686	1,714,524	1,715,443	9,552,539
Due from banks at FVTPL		719,812	-	-	-	-	719,812
Loan receivables measured at FVTPL		479,950	-	7,872	-	-	487,822
Loan at amortized cost		18,275,153	8,256,756	955,836	3,350,557	7,960,731	38,799,033
Securities at FVTPL		5,391,450	32,565	303,917	-	357,018	6,084,950
Derivative assets		342,120	1,403	16,922	391	80,506	441,342
Securities at FVOCI		4,775,714	83,713	337,573	436,236	917,335	6,550,571
Securities at amortized cost		1,392,901	183,133	67,080	40,769	1,482,574	3,166,457
Other financial assets		3,176,509	136,419	171,080	380,955	462,734	4,327,697
	~~W~~	38,788,834	10,226,650	2,214,966	5,923,432	12,976,341	70,130,223

Liabilities:
Deposits	~~W~~	14,658,624	9,057,393	843,946	4,426,507	6,906,741	35,893,211
Financial liabilities at FVTPL		-	-	-	-	474,080	474,080
Derivative liabilities		320,176	6,466	20,833	1,163	15,564	364,202
Borrowings		8,938,762	347,881	190,366	407,767	139,658	10,024,434
Debt securities issued		7,882,293	319,041	960,890	-	1,526,661	10,688,885
Financial liabilities designated at FVTPL		1,444,254	-	-	-	-	1,444,254
Other financial liabilities		4,391,046	155,736	125,172	567,860	978,153	6,217,967
	~~W~~	37,635,155	9,886,517	2,141,207	5,403,297	10,040,857	65,107,033

Net assets	~~W~~	1,153,679	340,133	73,759	520,135	2,935,484	5,023,190
Off-balance derivative exposure		(1,335,794)	(160,734)	273,571	(114,015)	(844,534)	(2,181,506)
Net position	~~W~~	(182,115)	179,399	347,330	406,120	2,090,950	2,841,684

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is checking the liquidity side for abnormalities in preparation for the usual crisis.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Group defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial instruments and derivative financial instruments by remaining period are as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	30,486,441	845,977	501,733	860,975	4,467	516,661	33,216,254
Due from banks at fair value through profit or loss		63,113	-	-	-	-	-	63,113
Loans at fair value through profit or loss		31,100	689,261	46,369	117,820	310,954	880,595	2,076,099
Loans at amortized cost		30,170,280	38,040,760	52,331,623	82,840,301	119,243,663	69,258,709	391,885,336
Securities at fair value through profit or loss		44,779,587	1,413,545	571,552	1,160,406	3,384,948	4,729,943	56,039,981
Securities at fair value through other comprehensive income		55,002,284	10,740	207	414	79,640	3,321,488	58,414,773
Securities at amortized cost		385,809	2,070,392	1,202,211	3,649,376	19,054,766	34,889,104	61,251,658
Other financial assets		15,451,455	102,714	138,116	287,473	231,608	1,571,561	17,782,927
	~~W~~	176,370,069	43,173,389	54,791,811	88,916,765	142,310,046	115,168,061	620,730,141

Liabilities:
Deposits(*2)	~~W~~	187,299,944	28,357,521	36,578,825	59,863,780	14,894,480	2,355,459	329,350,009
Financial liabilities at fair value through profit or loss		1,409,608	794	7,042	2,785	18,870	-	1,439,099
Borrowings		14,670,192	3,783,621	2,920,338	5,463,070	10,692,374	4,392,815	41,922,410
Debt securities issued		5,872,508	6,261,775	5,039,503	11,457,246	43,712,609	6,454,265	78,797,906
Financial liabilities designated at fair value through profit or loss		596,675	221,857	336,784	1,277,802	5,043,549	979,057	8,455,724
Other financial liabilities		29,128,836	97,138	151,655	542,221	643,043	75,813	30,638,706
	~~W~~	238,977,763	38,722,706	45,034,147	78,606,904	75,004,925	14,257,409	490,603,854
Off balance(*3):
Finance guarantee contracts	~~W~~	4,481,506	-	-	-	-	-	4,481,506
Loan commitments and other		187,536,416	-	-	19,900	-	-	187,556,316
	~~W~~	192,017,922	-	-	19,900	-	-	192,037,822

Derivatives:
Net and gross settlement of derivatives	~~W~~	419,951	29,829	75,483	149,274	103,770	101,072	879,379

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

The details of the composition of non-derivative financial instruments and derivative financial instruments by remaining period are as of December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	25,543,400	1,039,822	421,453	1,145,323	50,070	249,503	28,449,571
Due from banks at fair value through profit or loss		130,780	150,217	594,643	21,885	-	-	897,525
Loans at fair value through profit or loss		29,961	783,429	12,638	142,756	773,305	488,326	2,230,415
Loans at amortized cost		28,857,297	36,706,993	46,672,732	74,931,639	103,334,861	70,169,035	360,672,557
Securities at fair value through profit or loss		39,736,655	1,852,680	728,518	1,120,791	2,716,677	3,774,694	49,930,015
Securities at fair value through other comprehensive income		57,317,802	-	-	40,145	30,195	2,111,220	59,499,362
Securities at amortized cost		1,214,108	2,015,590	1,704,574	2,098,374	17,491,024	32,951,459	57,475,129
Other financial assets		13,291,239	122,258	122,893	562,793	249,166	3,122,107	17,470,456
	~~W~~	166,121,242	42,670,989	50,257,451	80,063,706	124,645,298	112,866,344	576,625,030

Liabilities:
Deposits(*2)	~~W~~	149,773,324	31,415,213	38,077,790	61,746,589	14,972,484	3,590,916	299,576,316
Financial liabilities at fair value through profit or loss		1,558,186	1,096	12,095	17,997	48,609	-	1,637,983
Borrowings		15,314,322	3,690,803	3,608,178	4,028,183	5,244,109	3,002,243	34,887,838
Debt securities issued		5,367,601	4,370,308	4,876,333	8,945,916	49,804,651	6,467,621	79,832,430
Financial liabilities designated at fair value through profit or loss		487,743	110,965	678,041	1,651,198	5,414,944	1,066,565	9,409,456
Other financial liabilities		23,504,746	118,689	253,779	510,768	416,868	3,449,392	28,254,242
	~~W~~	196,005,922	39,707,074	47,506,216	76,900,651	75,901,665	17,576,737	453,598,265
Off balance(*3):
Finance guarantee contracts	~~W~~	4,698,558	-	-	-	-	-	4,698,558
Loan commitments and other		178,516,047	-	-	-	-	-	178,516,047
	~~W~~	183,214,605	-	-	-	-	-	183,214,605

Derivatives:
Net and gross settlement of derivatives	~~W~~	407,885	9,640	34,228	18,196	160,292	176,976	807,217

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

(*1) These amounts include cash flows of principal and interest on financial assets and financial liabilities.

(*2) Demand deposits amounting to ~~W~~148,725,197 million and ~~W~~116,282,706 million as of December 31, 2020 and 2019 are included in the ‘Less than 1 month’ category, respectively.

(*3) Financial instruments held for trading measured at market price are included in the ‘Less than 1 month’ category.

(*4) Financial guarantees such as financial guarantee contracts and loan commitments and other credit contributions provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

(e) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques; a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

ž	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
ž	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
ž	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Level 1	Level 2	Level 3(*1)	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	-	63,112	63,112
Loan receivables measured at FVTPL(*1)		-	708,111	1,308,690	2,016,801
Financial assets at FVTPL:
Debt securities and other securities(*2)		7,029,453	39,335,739	8,721,500	55,086,692
Equity securities		693,816	210,230	832,413	1,736,459
Gold/silver deposits		188,339	-	-	188,339
		7,911,608	39,545,969	9,553,913	57,011,490
Derivative assets:
Trading		125,339	4,623,218	408,855	5,157,412
Hedging		-	475,708	795	476,503
		125,339	5,098,926	409,650	5,633,915
Securities measured at FVOCI:
Debt securities		17,515,390	39,861,238	32,805	57,409,433
Equity securities		172,403	49,673	684,603	906,679
		17,687,793	39,910,911	717,408	58,316,112
	~~W~~	25,724,740	85,263,917	12,052,773	123,041,430
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	897,129	-	-	897,129
Gold/silver deposits		539,565	-	-	539,565
		1,436,694	-	-	1,436,694
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities(*2)		-	314,220	8,141,504	8,455,724
Derivative liabilities:
Trading		161,628	4,431,080	87,356	4,680,064
Hedging		-	233,684	102,819	336,503
		161,628	4,664,764	190,175	5,016,567
	~~W~~	1,598,322	4,978,984	8,331,679	14,908,985

   (*1) Of the Financial assets at FVTPL invested by the group, P-note’s valuation of amount related to Lime Asset Management is ~~W~~ 161.2 billion. As of December 31, 2020, in this regard, international disputes are under way, and the Group does not have a fair value, so based on the recent audit report, the fair value was estimated in consideration of changes in the future. Accounting estimates and assumptions used in preparing consolidated financial statements may lead to adjustment in response to changes in uncertainty, such as information and market conditions available in the future. In addition, the ultimate impact on the business, financial condition, performance, and liquidity of the Group is unpredictable.

   (*2) Financial instruments (Beneficiary certificates: 211.7 billion and derivatives-combined securities: 211.7 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended December 31, 2020. The Group estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2020 and 2019 are as follows (continued):

(*3)The valuation amount for the over-the-counter derivatives classified as Level 3 by Shinhan Investment Corp. are ~~W~~ 204,608 million in financial assets at FVTPL, ~~W~~ 8,141,504 million in financial liabilities designated at fair value through profit or loss, ~~W~~ 405,313 million in derivative assets, and ~~W~~ 83,269 million in derivative liabilities. The above level 3 over-the-counter derivatives measure fair value using the internal valuation model of Shinhan Investment Corp.

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	66,870	830,655	897,525
Loan receivables measured at FVTPL		-	686,446	1,468,375	2,154,821
Financial assets at FVTPL:
Debt securities and other securities		6,304,161	33,145,583	8,951,398	48,401,142
Equity securities		890,714	195,395	511,831	1,597,940
Gold/silver deposits		111,715	-	-	111,715
		7,306,590	33,340,978	9,463,229	50,110,797
Derivative assets:
Trading		35,711	2,088,307	462,050	2,586,068
Hedging		-	240,430	2,776	243,206
		35,711	2,328,737	464,826	2,829,274
Securities measured at FVOCI:
Debt securities		16,892,704	41,645,124	35,266	58,573,094
Equity securities		183,107	-	624,852	807,959
		17,075,811	41,645,124	660,118	59,381,053
	~~W~~	24,418,112	78,068,155	12,887,203	115,373,470
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,164,697	-	-	1,164,697
Gold/silver deposits		467,760	-	-	467,760
		1,632,457	-	-	1,632,457
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	897,967	8,511,489	9,409,456
Derivative liabilities:
Trading		46,854	1,834,930	119,220	2,001,004
Hedging		-	112,258	189,750	302,008
		46,854	1,947,188	308,970	2,303,012
	~~W~~	1,679,311	2,845,155	8,820,459	13,344,925

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-2) Classification of financial instruments as fair value level 3

The Group determines the fair value of the Group's fair value of assets using value from external independent and qualified valuers or internal valuation model at the end of every financial year. Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	11,762,259	660,118	(8,511,489)	155,856
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		(59,931)	(2,094)	(196,743)	136,386
Recognized in other comprehensive income (loss) for the year		69,819	(2,521)	(9,689)	-
		9,888	(4,615)	(206,432)	136,386
Purchase		4,461,802	61,919	-	1,171
Issue		-	-	(9,043,503)	-
Settlement		(5,231,666)	(14)	9,928,472	(74,584)
Reclassification(*3)		(377,641)	-	-	-
Transfer to level3(*2)		358,123	-	(308,552)	625
Transfer from level3(*2)		(57,513)	-	-	21
Business combination (Note 47)		463	-	-	-
Ending balance	~~W~~	10,925,715	717,408	(8,141,504)	219,475

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value(continued)

i-2) Classification of financial instruments as fair value level 3(continued)

The Group determines the fair value of the Group's fair value of assets using value from external independent and qualified valuers or internal valuation model at the end of every financial year. Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	7,122,565	550,505	(6,833,737)	(526,223)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		61,738	1,461	(826,594)	591,332
Recognized in other comprehensive income (loss) for the year		125,037	34,716	(13,654)	-
		186,775	36,177	(840,248)	591,332
Purchase		5,941,978	103,564	-	2,221
Issue		-	-	(8,821,680)	-
Settlement		(2,332,781)	(22,842)	7,984,176	88,312
Reclassification		-	(7,286)	-	-
Transfer to level3(*2)		162,906	-	-	248
Transfer from level3(*2)		(27,075)	-	-	(34)
Business combination (Note 47)		707,891	-	-	-
Ending balance	~~W~~	11,762,259	660,118	(8,511,489)	155,856

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the years ended December 31, 2020 and 2019 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		December 31, 2020
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	(8,304)	(180,419)
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(196,743)	189,885
Net gain (loss) on securities at fair value through other comprehensive income		(2,094)	(2,094)
Other operating expenses		84,759	19,495
	~~W~~	(122,382)	26,867

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value(continued)

i-2) Changes in carrying values of financial instruments classified as Level 3 for the years ended December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of December 31
Net gain (loss) on financial assets at fair value through profit or loss	~~W~~	544,849	23,912
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(826,594)	(66,113)
Net gain (loss) on securities at fair value through other comprehensive income		1,461	1,191
Other operating expenses		108,221	109,547
	~~W~~	(172,063)	68,537

(*2) The investment securities transferred to Level 3 as the availability of observable market data changed due to reasons such as suspension of trading, and the derivative instruments transferred to Level 3 as the availability of observable market data changed due to reasons such as changes in the valuation.

(*3) It has been replaced by investment assets in associates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
Type of financial instrument	Valuation technique		Carrying Value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF	~~W~~	40,043,850	Discount rate, interest rate, stock price, and etc.
Equity securities	NAV		210,230	Price of underlying assets such as stocks, bonds, etc.
			40,254,080
Derivative assets
Trading	Option model, DCF		4,623,218	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			475,708
			5,098,926
Securities at fair value through other comprehensive income
Debt securities	DCF		39,861,238	Discount rate and price of underlying assets such as stock, bonds, etc.
Equity securities	NAV		49,673
			39,910,911
		~~W~~	85,263,917
Liabilities
Financial liabilities designated at fair value through profit or loss
Complex financial instruments	DCF	~~W~~	314,220	Discount rate
Derivative liabilities
Trading	Option model, DCF		4,431,080	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			233,684
			4,664,764
		~~W~~	4,978,984

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2020 and 2019 are as follows (continued):

	December 31, 2019
Type of financial instrument	Valuation technique		Carrying Value	Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF	~~W~~	33,898,899	Discount rate, interest rate, stock price, and etc.
Equity securities	NAV		195,395	Price of underlying assets such as stocks, bonds
			34,094,294
Derivative assets
Trading	Option model, DCF		2,088,307	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			240,430
			2,328,737
Securities at fair value through other comprehensive income	DCF		41,645,124	Discount rate, growth rate and price of underlying assets such as stock, bonds
		~~W~~	78,068,155
Liabilities
Financial liabilities designated at fair value through profit or loss
Borrowings	DCF	~~W~~	897,967	Discount rate
Derivative liabilities
Trading	Option model, DCF		1,834,930	Discount rate, foreign exchange rate, volatility, stock price, and commodity index, etc.
Hedging			112,258
			1,947,188
		~~W~~	2,845,155

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model(*1), Comparable company analysis	~~W~~	10,093,302	The volatility of the underlying asset, Discount rate, and Correlations	5.06%~61.32% 0.35%~27.17% 0.00%~100.0%
Equity securities	DCF, NAV, Option model(*1), Comparable company analysis		832,413	The volatility of the underlying asset, and Correlations	21.00%~40.00% 5.83%~16.87% 20.00%~79.00%
			10,925,715
Derivative assets
Equity and foreign exchange related	Option model(*1)		113,496	The volatility of the underlying asset, and Correlations	4.30%~127.00% -3.00%~82.00%
Interest rates related	Option model(*1)		23,112	The volatility of the underlying asset, Regression coefficient, and Correlations	0.47%~1.00% 0.30%~0.58% 26.00%~90.45%
Credit and commodity related	Option model(*1)		273,042	The volatility of the underlying asset, and Correlations	1.00%~40.00% -43.00%~92.00%
			409,650

Securities at fair value through other comprehensive income
Debt securities	DCF, NAV, Option model(*1), Comparable company analysis		32,805	The volatility of the underlying asset, Discount rate, and Growth rate	22.11% 0.05%~19.05% 0.00%~2.00%
Equity securities			684,603
			717,408
		~~W~~	12,052,773

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2020 and 2019 are as follows (continued):

	December 31, 2020
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	8,141,504	The volatility of the underlying asset, and Correlations	1.00%~127.00% -43.00%~92.00%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		25,525	The volatility of the underlying asset, and Correlations	4.30%~61.00% -3.00%~82.00%
Interest rates related	Option model(*1)		134,759	The volatility of the underlying asset, Regression coefficient, and Correlations	0.47%~40.00% 0.30%~0.63% 20.13%~90.34%
Credit and commodity related	Option model(*1)		29,891	The volatility of the underlying asset, and Correlations	1.00%~102.00% -43.00%~92.00%
			190,175
		~~W~~	8,331,679

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2020 and 2019 are as follows (continued):

	December 31, 2019
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model(*1)	~~W~~	11,250,428	The volatility of the underlying asset, and Discount rate	0.00%~46.36% 1.14%~30.70%
Equity securities	DCF, NAV		511,831	The volatility of the underlying asset, Correlations, and Discount rate	1.00%~43.00% 5.00%~88.00% 5.06%~15.42%
			11,762,259
Derivative assets
Equity and foreign exchange related	Option model(*1)		145,011	The volatility of the underlying asset, and Correlations	1.51%~56.00% -42.00%~82.00%
Interest rates related	Option model(*1)		30,983	The volatility of the underlying asset, Regression coefficient, and Correlations	0.50%~0.67% 1.30%~1.57% 59.53%
Credit and commodity related	Option model(*1)		288,832	The volatility of the underlying asset, and Correlations	0.00%~39.00% 0.00%~93.00%
			464,826

Securities at fair value through other comprehensive income
Debt securities	DCF		35,266	Discount rate, and Growth rate	7.78%~19.32% 0.00%~2.00%
Equity securities	NAV		624,852
			660,118
		~~W~~	12,887,203
Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model(*1)	~~W~~	8,511,489	The volatility of the underlying asset, and Correlations	0.00%~140.00% -46.00%~93.00%
Derivative liabilities
Equity and foreign exchange related	Option model(*1)		30,412	The volatility of the underlying asset, and Correlations	0.00%~140.00% 0.00%~78.00%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and significant inputs not observable in markets (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2020 and 2019 are as follows (continued):

	December 31, 2019
Type of financial instrument	Valuation technique		Carrying value(*2)	Significant unobservable inputs	Range
Interest rates related	Option model(*1)	~~W~~	213,170	The volatility of the underlying asset Regression coefficient, and Correlations	0.00%~55.00% 1.30%~2.77% 45.06%~90.34%
Credit and commodity related	Option model(*1)		65,388	The volatility of the underlying asset, and Correlations	0.00%~109.00% -46.00%~93.00%
			308,970
		~~W~~	8,820,459

(*1) Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

(*2) There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity for changing in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2020 and 2019.

		December 31, 2020
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Financial asset at fair value through profit or loss	~~W~~	53,821	(48,547)
Derivative assets		23,011	(21,532)
Securities at fair value through other comprehensive income(*2)		26,817	(21,044)
	~~W~~	103,649	(91,123)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	72,042	(71,690)
Derivative liabilities		17,976	(18,368)
	~~W~~	90,018	(90,058)

		December 31, 2019
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss for the period(*1):
Financial asset at fair value through profit or loss	~~W~~	44,108	(23,618)
Derivative assets		24,792	(22,184)
Securities at fair value through other comprehensive income(*2)		36,258	(22,183)
	~~W~~	105,158	(67,985)
Financial liabilities:
Effects on profit or loss for the period(*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	55,224	(53,294)
Derivative liabilities		16,830	(22,535)
	~~W~~	72,054	(75,829)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset

(-10~10%) or correlations (-10~10%).

(*2) Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.
Securities measured at amortized cost	The minimum price between the Korea Asset Pricing’s valuation, and KIS Pricing’s is used as a fair value.
Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Other financial assets and other financial liabilities

The carrying amounts are measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of December 31, 2020 and 2019 are as follows:

		December 31, 2020		December 31, 2019
		Carrying value	Fair value	Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	31,605,262	31,607,122	25,840,858	25,852,497

Loans measured at amortized cost
Retails		146,843,366	147,634,589	134,510,282	135,620,862
Corporations		177,046,416	178,420,230	159,560,873	160,818,205
Public and other funding loans		4,021,926	4,048,167	3,427,855	3,446,485
Loans between banks		5,487,147	5,495,236	2,629,999	2,644,603
Credit card		22,822,664	23,220,987	23,115,970	23,489,180
		356,221,519	358,819,209	323,244,979	326,019,335
Securities measured at amortized cost
Government bonds		31,816,320	33,391,597	30,385,084	32,242,339
Financial institution bonds		3,835,577	3,987,172	4,770,204	4,882,081
Corporation bonds		11,630,726	12,075,175	10,426,777	10,878,059
		47,282,623	49,453,944	45,582,065	48,002,479
Other financial assets		20,341,191	20,359,778	17,477,778	17,493,331
	~~W~~	455,450,595	460,240,053	412,145,680	417,367,642
Deposit liabilities:
Demand deposits	~~W~~	148,725,197	148,725,197	116,282,707	116,282,707
Time deposits		157,833,891	157,936,969	158,427,447	158,478,949
Certificate of deposit		5,946,704	5,965,139	9,707,791	9,714,806
Issued bill deposit		6,226,937	6,226,855	4,579,587	4,579,425
CMA deposits		4,006,319	4,006,319	3,987,372	3,987,372
Other		3,677,820	3,678,316	1,889,352	1,889,700
		326,416,868	326,538,795	294,874,256	294,932,959
Borrowing debts:
Call-money		1,760,042	1,760,042	712,247	712,247
Bills sold		10,706	10,696	19,070	19,035
Bonds sold under repurchase agreements		11,065,584	11,065,584	9,089,736	9,089,736
Borrowings		28,757,732	28,863,015	25,042,103	25,205,292
		41,594,064	41,699,337	34,863,156	35,026,310
Debts:
Borrowings in Korean won		64,083,920	64,842,258	64,717,212	65,322,413
Borrowings in foreign currency		11,050,474	11,262,332	10,646,152	10,783,027
		75,134,394	76,104,590	75,363,364	76,105,440
Other financial liabilities		34,129,626	34,136,128	28,231,911	27,949,306
	~~W~~	477,274,952	478,478,850	433,332,687	434,014,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	779,759	29,957,444	869,919	31,607,122

Loans measured at amortized cost
Retails		-	-	147,634,589	147,634,589
Corporations		-	-	178,420,230	178,420,230
Public and other funding loans		-	-	4,048,167	4,048,167
Loans between banks		-	2,187,270	3,307,966	5,495,236
Credit card		-	-	23,220,987	23,220,987
		-	2,187,270	356,631,939	358,819,209
Securities measured at amortized cost:
Government bonds		22,130,487	11,261,110	-	33,391,597
Financial institution bonds		1,070,220	2,916,952	-	3,987,172
Debentures		-	11,994,724	80,451	12,075,175
		23,200,707	26,172,786	80,451	49,453,944

Other financial assets		-	8,661,345	11,698,433	20,359,778
	~~W~~	23,980,466	66,978,845	369,280,742	460,240,053
Deposit liabilities:
Demand deposits	~~W~~	-	148,725,197	-	148,725,197
Time deposits		-	-	157,936,969	157,936,969
Certificate of deposit		-	-	5,965,139	5,965,139
Issued bill deposit		-	-	6,226,855	6,226,855
CMA deposits		-	4,006,319	-	4,006,319
Other		-	3,534,696	143,620	3,678,316
		-	156,266,212	170,272,583	326,538,795
Borrowing debts:
Call-money		-	1,760,042	-	1,760,042
Bills sold		-	-	10,696	10,696
Bonds sold under repurchase agreements		95,400	-	10,970,184	11,065,584
Borrowings		-	8,500	28,854,515	28,863,015
		95,400	1,768,542	39,835,395	41,699,337
Debts:
Borrowings in won		-	35,740,750	29,101,508	64,842,258
Borrowings in foreign currency		-	7,944,242	3,318,090	11,262,332
		-	43,684,992	32,419,598	76,104,590

Other financial liabilities		-	10,383,020	23,753,108	34,136,128
	~~W~~	95,400	212,102,766	266,280,684	478,478,850

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	3,133,425	22,149,706	569,366	25,852,497

Loans measured at amortized cost
Retails		-	-	135,620,862	135,620,862
Corporations		108	-	160,818,097	160,818,205
Public and other funding loans		-	-	3,446,485	3,446,485
Loans between banks		-	960,827	1,683,776	2,644,603
Credit card		-	-	23,489,180	23,489,180
		108	960,827	325,058,400	326,019,335
Securities measured at amortized cost:
Government bonds		20,524,820	11,717,519	-	32,242,339
Financial institution bonds		2,252,484	2,629,597	-	4,882,081
Debentures		-	10,792,000	86,059	10,878,059
		22,777,304	25,139,116	86,059	48,002,479

Other financial assets		526,813	10,813,821	6,152,697	17,493,331
	~~W~~	26,437,650	59,063,470	331,866,522	417,367,642
Deposit liabilities:
Demand deposits	~~W~~	1,053,963	115,216,336	12,408	116,282,707
Time deposits		-	-	158,478,949	158,478,949
Certificate of deposit		-	-	9,714,806	9,714,806
Issued bill deposit		-	-	4,579,425	4,579,425
CMA deposits		-	3,987,372	-	3,987,372
Other		1,747,509	-	142,191	1,889,700
		2,801,472	119,203,708	172,927,779	294,932,959
Borrowing debts:
Call-money		174,000	538,247	-	712,247
Bills sold		-	-	19,035	19,035
Bonds sold under repurchase agreements		6,734,162	-	2,355,574	9,089,736
Borrowings		-	-	25,205,292	25,205,292
		6,908,162	538,247	27,579,901	35,026,310
Debts:
Borrowings in won		-	43,747,553	21,574,860	65,322,413
Borrowings in foreign currency		-	7,535,065	3,247,962	10,783,027
		-	51,282,618	24,822,822	76,105,440

Other financial liabilities		526,685	7,932,723	19,489,898	27,949,306
	~~W~~	10,236,319	178,957,296	244,820,400	434,014,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-4) Valuation techniques and inputs used in the fair value measurements categorized within Level 2 and Level 3 for fair value disclosures, which are not recognized at fair value, as at December 31, 2020 and 2019, are as follows:

		December 31, 2020
		Fair value(*)	Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	29,957,444	DCF	Discount rate
Loans measured at amortized cost		2,187,270	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		26,172,786	DCF	Discount rate
Other financial assets		8,661,345	DCF	Discount rate
Financial instruments classified as level 3 :
Assets
Due from banks measured at amortized cost		869,919	DCF	Discount rate
Loans measured at amortized cost		356,631,939	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		80,451	DCF	Discount rate
Other financial assets		11,698,433	DCF	Discount rate
	~~W~~	436,259,587

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	156,266,212	DCF	Discount rate
Borrowings		1,768,542	DCF	Discount rate
Debt securities issued		43,684,992	DCF	Discount rate
Other financial liabilities		10,383,020	DCF	Discount rate
Financial instruments classified as level 3 :
Liabilities
Deposits		170,272,583	DCF	Discount rate
Borrowings		39,835,395	DCF	Discount rate
Debt securities issued		32,419,598	DCF	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		23,753,108	DCF	Discount rate
	~~W~~	478,383,450

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

- For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, information on valuation technique and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 at December 31, 2020 and 2019 are as follows:

		December 31, 2019
		Fair value(*)	Valuation technique	Inputs

Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	22,149,706	DCF	Discount rate
Loans measured at amortized cost		960,827	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		25,139,116	DCF	Discount rate
Other financial assets		10,813,821	DCF	Discount rate
Financial instruments classified as level 3 :
Assets
Due from banks measured at amortized cost		569,366	DCF	Discount rate
Loans measured at amortized cost		325,058,400	DCF	Discount rate, credit spread, prepayment rate
Securities measured at amortized cost		86,059	DCF	Discount rate
Other financial assets		6,152,697	DCF	Discount rate
	~~W~~	390,929,992

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	119,203,708	DCF	Discount rate
Borrowings		538,247	DCF	Discount rate
Debt securities issued		51,282,618	DCF	Discount rate
Other financial liabilities		7,932,723	DCF	Discount rate
Financial instruments classified as level 3 :
Liabilities
Deposits		172,927,779	DCF	Discount rate
Borrowings		27,579,901	DCF	Discount rate
Debt securities issued		24,822,822	DCF	Discount rate, regression coefficient, correlation coefficient
Other financial liabilities		19,489,898	DCF	Discount rate
	~~W~~	423,777,696

(*) Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(e) Measurement of fair value (continued)

ⅲ) Changes in gains or losses on valuation at the transaction date for the years ended December 31, 2020 and 2019, are as follows:

		December 31, 2020	December 31, 2019
Beginning balance	~~W~~	(172,859)	(126,111)
New transactions		(347,030)	(178,223)
Recognized in profit for the year		227,290	131,475
Ending balance	~~W~~	(292,599)	(172,859)

(f) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(e) Measurement of fair value.

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	33,410,542	-	33,410,542
Due from banks at fair value through profit or loss		63,112	-	-	-	63,112
Securities at fair value through profit or loss		57,011,490	-	-	-	57,011,490
Derivatives assets		5,157,412	-	-	476,503	5,633,915
Loans at fair value through profit or loss		2,016,801	-	-	-	2,016,801
Loans at amortized cost		-	-	356,221,519	-	356,221,519
Securities at fair value through other comprehensive income		-	58,316,112	-	-	58,316,112
Securities at amortized cost		-	-	47,282,623	-	47,282,623
Other		-	-	20,341,191	-	20,341,191
	~~W~~	64,248,815	58,316,112	457,255,875	476,503	580,297,305

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2020 and 2019 are as follows (continued):

		December 31, 2020
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	326,416,868	-	326,416,868
Financial liabilities at fair value through profit or loss		1,436,694	-	-	-	1,436,694
Financial liabilities designated at FVTPL		-	8,455,724	-	-	8,455,724
Derivatives liabilities		4,680,064	-	-	336,503	5,016,567
Borrowings		-	-	41,594,064	-	41,594,064
Debt securities issued		-	-	75,134,394	-	75,134,394
Other		-	-	34,129,626	-	34,129,626
	~~W~~	6,116,758	8,455,724	477,274,952	336,503	492,183,937

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(f) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	28,423,744	-	28,423,744
Due from banks at fair value through profit or loss		897,525	-	-	-	897,525
Securities at fair value through profit or loss		50,110,797	-	-	-	50,110,797
Derivatives assets		2,586,068	-	-	243,206	2,829,274
Loans at fair value through profit or loss		2,154,821	-	-	-	2,154,821
Loans at amortized cost		-	-	323,244,979	-	323,244,979
Securities at fair value through other comprehensive income		-	59,381,053	-	-	59,381,053
Securities at amortized cost		-	-	45,582,065	-	45,582,065
Other		-	-	17,477,778	-	17,477,778
	~~W~~	55,749,211	59,381,053	414,728,566	243,206	530,102,036

		December 31, 2019
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	294,874,256	-	294,874,256
Financial liabilities at fair value through profit or loss		1,632,457	-	-	-	1,632,457
Financial liabilities designated at FVTPL		-	9,409,456	-	-	9,409,456
Derivatives liabilities		2,001,004	-	-	302,008	2,303,012
Borrowings		-	-	34,863,156	-	34,863,156
Debt securities issued		-	-	75,363,364	-	75,363,364
Other		-	-	28,231,911	-	28,231,911
	~~W~~	3,633,461	9,409,456	433,332,687	302,008	446,677,612

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(g) Transfer of financial instruments

i) Transfers that do not qualify for derecognition

① Sale of repurchase bonds

Among the Group’s sale of repurchase bonds, followings are the details of financial instruments that do not qualify for derecognition because the Group sold under repurchase agreement at a fixed price as of December 31, 2020 and 2019:

		December 31, 2020	December 31, 2019
Transferred asset:
Securities at FVTPL	~~W~~	8,915,488	7,924,953
Securities at FVOCI		1,638,651	1,867,470
Securities at amortized cost		205,639	818,470
	~~W~~	10,759,778	10,610,893
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	11,075,004	8,717,336

② Securities loaned

If the securities owned by the Group are loaned, the ownership of the securities is transferred, but is required to be returned at the end of the loan period. Therefore, the Group continues to recognize the entire securities loaned as it holds most of the risks and compensation of the securities.

Securities loaned as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019	Borrowers
Government bonds	~~W~~	3,213,719	3,951,869	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		220,324	460,052	Korea Securities Finance Corp., Korea Securities Depository
Equity securities		99,670	30,242	Korea Securities Finance Corp.
	~~W~~	3,533,713	4,442,163

ii) Financial instruments qualified for derecognition and continued involvement

There is no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2020, and 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives(*1)	~~W~~	5,361,225	-	5,361,225	4,448,496	314,328	12,129,369
Other financial instruments(*1)		18,033,663	6,502,695	11,530,968
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements(*2)		13,694,305	-	13,694,305	13,185,633	-	508,672
Securities loaned(*2)		1,202,494	-	1,202,494	1,202,494	-	-
Domestic exchange settlement debit(*3)		29,911,693	25,785,507	4,126,186	116,290	-	4,009,896
Receivables from disposal of securities(*4)		29,341	3,140	26,201	-	-	26,201
Insurance receivables		8,374	-	8,374	5,526	-	2,848
	~~W~~	68,241,095	32,291,342	35,949,753	18,958,439	314,328	16,676,986
Liabilities:
Derivatives(*1)	~~W~~	13,153,952	-	13,153,952	5,490,974	1,000	18,500,005
Other financial instruments(*1)		17,340,722	6,502,695	10,838,027
Bonds purchased under repurchase agreements(*2)		11,065,584	-	11,065,584	10,260,684	-	804,900
Securities borrowed(*2)		897,129	-	897,129	897,129	-	-
Domestic exchange settlement pending(*3)		31,605,249	25,785,507	5,819,742	4,099,248	-	1,720,494
Payable from purchase of securities(*4)		3,148	3,140	8	8	-	-
Insurance payables		5,742	-	5,742	5,526	-	216
	~~W~~	74,071,526	32,291,342	41,780,184	20,753,569	1,000	21,015,615

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2020 and 2019 are as follows:

		December 31, 2019
		Gross amounts of recognized financial assets/ liabilities	Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives(*1)	~~W~~	2,694,236	-	2,694,236	8,090,372	263,541	1,645,802
Other financial instruments(*1)		8,624,844	1,319,365	7,305,479
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements(*2)		11,828,135	-	11,828,135	11,051,075	-	777,060
Securities loaned(*2)		1,927,674	-	1,927,674	1,927,674	-	-
Domestic exchange settlement debit(*3)		31,814,310	27,008,189	4,806,121	526,653	-	4,279,468
Receivables from disposal of securities(*4)		25,808	1,134	24,674	-	-	24,674
Insurance receivables		10,353	-	10,353	8,008	-	2,345
	~~W~~	56,925,360	28,328,688	28,596,672	21,603,782	263,541	6,729,349
Liabilities:
Derivatives(*1)	~~W~~	12,803,450	-	12,803,450	8,279,924	11,693	10,704,107
Other financial instruments(*1)		7,511,639	1,319,365	6,192,274
Bonds purchased under repurchase agreements(*2)		8,717,336	-	8,717,336	8,717,336	-	-
Securities borrowed(*2)		1,135,614	-	1,135,614	1,135,614	-	-
Domestic exchange settlement pending(*3)		28,936,661	27,008,189	1,928,472	1,857,152	-	71,320
Payable from purchase of securities(*4)		1,607	1,134	473	473	-	-
Insurance payables		8,202	-	8,202	8,008	-	194
	~~W~~	59,114,509	28,328,688	30,785,821	19,998,507	11,693	10,775,621

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(h) Offsetting financial assets and financial liabilities (continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2020 and 2019 are as follows (continued):

(*1) The Group has certain derivative transactions subject to the ISDA (International Derivatives Swaps and Dealers Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off. At the time of termination, the parties to the transaction will offset the amount of payment or payment to each other, and one party will pay the other party a single amount will be paid to the other party.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis under normal business terms. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4) It is an account that deals with bonds and liabilities based on the settlement of listed stocks traded in the market. The Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. Therefore, the net amount is presented in the consolidated statement of financial position. The offset amount of related bonds and liabilities based on the settlement of over-the-counter derivatives in-house payment by Central Clearing System is included.

(*5) As of December 31, 2020, the total amount of financial liabilities includes ~~W~~ 8,455,724 million (~~W~~ 9,409,456 million as of December 31, 2019) of ELS (equity-linked securities) products and of DLS (derivative linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of ~~W~~ 1,087,349 million (~~W~~ 122,129 million as of December 31, 2019) are included in the related instruments not offset in the statement of financial position. The total amount of financial liabilities recognized as of December 31, 2020 is ~~W~~ 693,017 million for transactions with the other party with collective offset contracts or similar arrangements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

4.  Financial risk management (continued)

(i) Capital risk management

The criteria for capital adequacy to be complied with by the Group are 8.0% or more of the total equity capital ratio, 6.0% or higher of the basic capital ratio, and 4.5% or more of the common stock capital ratio. In addition, the minimum regulatory BIS capital ratio, which should be maintained additionally to increase the ability to absorb losses, has been raised to up to 14% as the capital regulation based on the Basel III standard is enforced from 2016. This is based on the addition of capital conservation capital (2.5%p) and domestic system-critical banks (D-SIB) capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. As of December 31, 2020, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p), D-SIB capital (1.0%p), and economic response capital (0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses. Unless otherwise noted, it will be deducted from common stock capital.

The capital ratio of the Group based on Basel III is as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Capital :
Tier I common equity capital	~~W~~	32,461,864	28,561,566
Additional tier 1 capital		3,805,372	3,138,262
Tier I capital		36,267,236	31,699,828
Tier II capital		3,441,841	4,014,740
Total capital (A)	~~W~~	39,709,077	35,714,568

Total risk-weighted assets (B)	~~W~~	252,321,426	256,891,664

Capital adequacy ratio (A/B)		15.74%	13.90%
Tier I capital adequacy ratio		14.37%	12.34%
Common stock ratio		12.87%	11.12%

(*) As of December 31, 2020, the Group has maintained an appropriate consolidated equity capital ratio according to the BIS equity capital regulation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

5.  Significant estimates and judgments

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimation of impairment of goodwill

The Group reviews the goodwill annually in accordance with the accounting policy in Note 3. The recoverable amount of the cash-generating unit (group) is determined based on the value-in-use calculation. These calculations are based on estimates.

(b) Income taxes

The Group is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes.  The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(c) Fair value of financial instruments

The fair values of financial instruments (e.g. over-the-counter derivatives) which are not actively traded in the market are determined by using valuation techniques. The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(d) Allowance for credit loss, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing. The accuracy of allowances and provisions for credit losses are determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(e) Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. The assumptions used to determine the net cost (profit) of an annuity include a discount rate, and these changes will affect the carrying amount of the defined benefit obligation. The Group is deciding the appropriate discount rate for each half year. The discount rate represents the interest rate that should be used to determine the present value of the estimated future cash outflow expected to occur in settlement of the defined benefit obligation. The Group determines the appropriate discount rate by considering the interest rate of blue-chip corporate bonds that are denominated in the currency in which the pension is paid and have a maturity similar to the period of the associated defined benefit obligation. Other significant assumptions related to defined benefit obligations are based on current market situations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

5.  Significant estimates and judgments (continued)

(f) Hedging relationship

The Group expects a high risk hedging effect throughout the hedging period in designating the hedging relationship and it is probable that the hedged transaction will be highly probable in the cash flow hedge.

6. Investment in subsidiaries

(a) The summarized financial information of the controlling company and the Group’s major subsidiaries as of December 31, 2020 and 2019 is as follows:

		December 31, 2020			December 31, 2019
Investees(*1)(*2)		Asset balance	Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group(separate)	~~W~~	35,483,914	10,426,817	25,057,097	32,261,322	9,795,896	22,465,426
Shinhan Bank		427,675,103	400,009,589	27,665,514	392,723,044	366,629,929	26,093,115
Shinhan Card Co., Ltd.		34,885,223	28,465,675	6,419,548	32,917,910	26,769,044	6,148,866
Shinhan Investment Corp.		46,632,433	42,258,341	4,374,092	37,375,487	33,138,930	4,236,557
Shinhan Life Insurance Co., Ltd.		36,777,496	34,232,052	2,545,444	34,133,649	32,062,490	2,071,159
Orange Life Insurance Co., Ltd.		33,813,587	30,574,073	3,239,514	32,841,359	29,654,711	3,186,648
Shinhan Capital Co., Ltd.		8,901,349	7,710,010	1,191,339	7,566,428	6,612,519	953,909
Jeju Bank		6,531,838	6,022,397	509,441	6,192,927	5,695,223	497,704
Shinhan Credit Information Co., Ltd.		27,806	10,826	16,980	25,292	10,044	15,248
Shinhan Alternative Investment Management Inc.		87,053	71,591	15,462	87,694	75,665	12,029
Shinhan BNP Paribas Asset Management Co., Ltd.		191,127	20,530	170,597	184,203	19,678	164,525
SHC Management Co., Ltd.		9,644	-	9,644	9,639	-	9,639
Shinhan DS		95,150	70,916	24,234	89,141	67,954	21,187
Shinhan Savings Bank		1,842,231	1,635,433	206,798	1,602,902	1,418,317	184,585
Asia Trust Co., Ltd.		259,899	85,274	174,625	172,793	43,933	128,860
Shinhan AITAS Co., Ltd.		87,378	12,159	75,219	77,086	10,962	66,124
Shinhan REITs Management Co., Ltd.		52,555	8,582	43,973	45,832	5,619	40,213
Shinhan AI Co., Ltd.		42,903	1,890	41,013	42,402	1,674	40,728
Neoplux Co., Ltd.		72,550	12,697	59,853	-	-	-

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

6.  Investment in subsidiaries (continued)

(b) The summarized income information of the controlling company and the Group’s major subsidiaries for the years ended December 31, 2020 and 2019 is as follows:

		December 31, 2020			December 31, 2019
Investees(*1)(*2)		Operating Revenue	Net Income	Comprehensive Income	Operating Revenue	Net Income	Comprehensive Income
Shinhan Financial Group (separate)	~~W~~	1,718,407	1,274,443	1,274,892	1,480,030	1,129,173	1,127,202
Shinhan Bank		25,049,392	2,078,232	1,911,575	23,145,476	2,329,268	2,527,665
Shinhan Card Co., Ltd.		4,091,178	606,554	599,451	3,892,257	509,032	486,114
Shinhan Investment Corp.		9,290,965	154,531	147,210	6,139,926	220,764	225,963
Shinhan Life Insurance Co., Ltd.		5,405,933	177,834	227,596	5,413,175	123,870	326,783
Orange Life Insurance Co., Ltd.(*3)		4,456,340	279,282	132,425	4,662,085	271,455	433,510
Shinhan Capital Co., Ltd.		626,455	160,583	162,134	455,246	126,050	123,032
Jeju Bank		214,615	17,521	16,557	239,732	27,934	30,519
Shinhan Credit Information Co., Ltd.		42,658	1,493	1,650	38,648	507	658
Shinhan Alternative Investment Management Inc.		17,219	3,433	3,433	32,401	2,144	2,144
Shinhan BNP Paribas Asset Management Co., Ltd.		88,870	26,663	26,663	84,256	23,090	22,655
SHC Management Co., Ltd.		70	5	5	154	82	82
Shinhan DS		164,327	1,862	2,845	138,697	2,074	1,292
Shinhan Savings Bank		123,590	26,953	26,888	116,849	23,122	22,972
Asia Trust Co., Ltd.(*3)		102,816	45,791	45,765	54,920	18,098	18,128
Shinhan AITAS Co., Ltd.		58,599	13,020	12,954	51,823	10,821	10,821
Shinhan REITs Management Co., Ltd.		12,176	3,764	3,764	7,342	7,414	7,411
Shinhan AI Co., Ltd.		10,246	304	284	3,088	(654)	(654)
Neoplux Co., Ltd.(*3)		3,500	(1,146)	(1,015)	-	-	-

(*1) The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.

(*2) Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3) For the acquired company, the amount is from the consolidated statements of comprehensive income for the period after the acquisition point.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

6.  Investment in subsidiaries (continued)

(c) Change in the scope of consolidation

i) Change in consolidated subsidiaries for the year ended December 31, 2020 are as follows:

	Company	Description
Included	Neoplux Co., Ltd.	Newly acquired subsidiary
Included	SBJDNX	Newly invested subsidiary
Included	Shinhan Financial Plus	Newly invested subsidiary
Excluded	Shinhan Asia Ltd.	Liquidation

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

ii) Change in consolidated subsidiaries for the year ended December 31, 2019 are as follows:

	Company	Description
Included	Orange Life Insurance Co., Ltd.	Newly acquired subsidiary
	Asia Trust Co., Ltd.	Newly acquired subsidiary
	Prudential Vietnam Finance	Newly acquired subsidiary
	Shinhan AI Co., Ltd.	Newly invested subsidiary

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

7.  Operating segments

(a) Segment information

The general descriptions by operating segments as of December 31, 2020 are as follows:

Segment	Description

Banking	Credit to customers, lending to and receiving deposits from customers, and their accompanying work
Credit card	Sales of credit cards, cash services, card loan services and their accompanying work
Securities	Securities trading, consignment trading, underwriting and their accompanying work
Life insurance	Life insurance business and its accompanying work
Others	Business segments that do not belong to the above segments, such as leasing, rental, collection of bonds, assets management and other remaining business

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

7.  Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the years ended December 31, 2020 and 2019:

		December 31, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	6,037,632	1,755,039	517,044	1,608,953	166,622	(202,590)	9,882,700
Net fees and commission income		822,408	483,486	544,183	162,284	368,350	2,222	2,382,933
Reversal of (provision for) allowance for credit loss (“ACL”)		(690,084)	(483,883)	(111,796)	(12,236)	(85,951)	1,771	(1,382,179)
General and administrative expenses		(3,237,641)	(698,796)	(565,485)	(463,439)	(372,591)	125,479	(5,212,473)
Other income (expense), net		(130,488)	(169,304)	(11,348)	(727,530)	260,873	36,552	(741,245)
Operating income		2,801,827	886,542	372,598	568,032	337,303	(36,566)	4,929,736
Equity method income (loss)		(811)	-	37,760	(1,244)	29,644	94,184	159,533
Income tax expense		673,972	251,357	48,464	156,698	94,094	31,210	1,255,795
Profit for the year	~~W~~	1,999,002	703,305	154,531	457,116	273,575	(89,453)	3,498,076
Controlling interest	~~W~~	1,998,563	703,204	154,772	457,116	273,575	(172,635)	3,414,595
Non-controlling interests		439	101	(241)	-	-	83,182	83,481

		December 31, 2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	5,989,462	1,753,966	457,852	1,647,795	127,564	(238,675)	9,737,964
Net fees and commission income		950,389	403,259	351,303	167,324	272,244	(4,000)	2,140,519
Reversal of (provision for) allowance for credit loss (“ACL”)		(389,004)	(566,415)	1,325	(797)	(25,030)	(771)	(980,692)
General and administrative expenses		(3,177,158)	(745,848)	(511,418)	(443,013)	(335,090)	77,853	(5,134,674)
Other income (expense), net		(211,882)	(33,204)	(59,006)	(786,103)	129,272	244,056	(716,867)
Operating income		3,161,807	811,758	240,056	585,206	168,960	78,463	5,046,250
Equity method income (loss)		(764)	-	18,163	(1,296)	12,265	24,919	53,287
Income tax expense		718,650	205,863	68,311	187,608	73,213	15,479	1,269,124
Profit for the year	~~W~~	2,256,652	609,582	220,764	395,325	100,259	59,802	3,642,384
Controlling interest	~~W~~	2,256,576	609,350	220,850	395,325	100,259	(178,863)	3,403,497
Non-controlling interests		76	232	(86)	-	-	238,665	238,887

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

7.  Operating segments (continued)

(c) Interest gains and losses from segment external customers and cross-sector interest gains and losses for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	6,037,205	1,809,149	526,167	1,605,575	114,290	(209,686)	9,882,700
Internal transactions		427	(54,110)	(9,123)	3,378	52,332	7,096	-
	~~W~~	6,037,632	1,755,039	517,044	1,608,953	166,622	(202,590)	9,882,700

(*) The consolidated adjustment amount for interest income from external customers is the amount that occurs as a result of fair value evaluation of securities, etc., when processing business combination accounting.

		December 31, 2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	5,995,097	1,781,266	450,268	1,647,988	103,161	(239,816)	9,737,964
Internal transactions		(5,635)	(27,300)	7,584	(193)	24,403	1,141	-
	~~W~~	5,989,462	1,753,966	457,852	1,647,795	127,564	(238,675)	9,737,964

(*) The consolidated adjustment amount for interest income from external customers is the amount that occurs as a result of fair value evaluation of securities, etc., when processing business combination accounting.

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the years ended December 31, 2020 and 2019.

		December 31, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	859,225	531,394	553,308	173,865	265,141	-	2,382,933
Internal transactions		(36,817)	(47,908)	(9,125)	(11,581)	103,209	2,222	-
	~~W~~	822,408	483,486	544,183	162,284	368,350	2,222	2,382,933

		December 31, 2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	974,636	436,523	361,526	175,171	192,663	-	2,140,519
Internal transactions		(24,247)	(33,264)	(10,223)	(7,847)	79,581	(4,000)	-
	~~W~~	950,389	403,259	351,303	167,324	272,244	(4,000)	2,140,519

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

7.  Operating segments (continued)

(e) Financial information of geographical area

The following table provides information of income from external consumers by geographical area for the years ended December 31, 2020 and 2019.

		December 31, 2020	December 31, 2019
Domestic	~~W~~	4,436,252	4,378,239
Overseas		493,484	668,011
	~~W~~	4,929,736	5,046,250

The following table provides information of non-current assets by geographical area as of December 31, 2020 and 2019.

		December 31, 2020	December 31, 2019
Domestic	~~W~~	9,734,468	9,816,600
Overseas		351,083	314,052
	~~W~~	10,085,551	10,130,652

(*) Non-current assets comprise property and equipment, intangible assets and investment properties.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

8.  Cash and due from banks at amortized cost

(a) Cash and due from banks at amortized cost as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Cash and cash equivalents
Cash	~~W~~	1,782,301	2,573,579
Cash equivalents		22,979	9,307
		1,805,280	2,582,886
Deposits in won:
Reserve deposits		16,957,521	13,840,988
Time deposits		950,624	1,413,964
Other		3,953,337	1,890,541
		21,861,482	17,145,493
Deposits in foreign currency:
Deposits		5,576,206	5,616,049
Time deposits		2,721,849	2,393,885
Other		1,455,732	697,505
		9,753,787	8,707,439

Allowance for credit losses		(10,007)	(12,074)
	~~W~~	33,410,542	28,423,744

(b) Restricted due from banks at amortized cost as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	16,957,521	13,840,988	Article 55 of the Bank of Korea Act
Other		2,390,761	1,081,698	Article 28 and 70 of the Bank of Korea Act, Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		19,348,282	14,922,686

Deposits denominated in foreign currency		2,621,129	1,584,239	Article of the Bank of Korea Act, New York State Banking Act, derivatives, etc.
	~~W~~	21,969,411	16,506,925

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

9.  Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Debt instruments:
Governments	~~W~~	4,248,448	2,873,419
Financial institutions		13,997,922	12,711,074
Corporations		9,356,842	8,541,514
Stocks with put option		583,590	598,858
Equity investment with put option		1,860,195	1,458,933
Beneficiary certificates		12,451,709	10,678,620
Commercial papers		6,369,854	5,160,063
CMA		2,806,485	3,723,401
Others(*)		3,411,647	2,655,260
		55,086,692	48,401,142

Equity instruments:
Stocks		1,627,020	1,488,743
Equity investment		1,697	-
Others		107,742	109,197
		1,736,459	1,597,940
		56,823,151	49,999,082
Other:
Loans at fair value		2,016,801	2,154,821
Due from banks at fair value		63,112	897,525
Gold/silver deposits		188,339	111,715
	~~W~~	59,091,403	53,163,143
(*) As of December 31, 2020 and 2019, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~1,907,210 million and ~~W~~ 1,103,050 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

9.  Financial assets at fair value through profit or loss (continued)

(b) Financial assets to which overlay approach are applied in accordance with K-IFRS No. 1109 ‘Financial Instruments’ and K-IFRS No. 1104 ‘Insurance Contracts’ as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019

Due from banks at fair value through profit or loss	~~W~~	63,112	897,525
Securities at fair value through profit or loss		4,865,908	5,139,380
	~~W~~	4,929,020	6,036,905

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying K-IFRS No. 1109 but would not have been measured at fair value through profit or loss in its entirety applying K-IFRS No. 1039; and it is not held in respect of an activity that is not associated with contracts within the scope of K-IFRS No. 1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach as of and for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Profit or loss		Other comprehensive income(*)
		By K-IFRS No. 1109	By K-IFRS No. 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	123,808	(21,488)	145,296	(39,140)
Net gain (loss) on disposal of financial assets at fair value through profit or loss		53,806	62,926	(9,120)	4,086
Net gain (loss) on foreign currency conversion of financial assets at fair value through profit or loss		74	-	74	(20)
	~~W~~	177,688	41,438	136,250	(35,074)

(*) The amount of the policyholders equity adjustment for the reclassification of other comprehensive income is ~~W~~(10,878) million.

		December 31, 2019
		Profit or loss		Other comprehensive income(*)
		By K-IFRS No. 1109	By K-IFRS No. 1039	Amount	Tax effect
Net gain (loss) on valuation of financial assets at fair value through profit or loss	~~W~~	150,865	(74,586)	225,451	(50,042)
Net gain (loss) on disposal of financial assets at fair value through profit or loss		65,627	43,493	22,134	(4,672)
	~~W~~	216,492	(31,093)	247,585	(54,714)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

10.  Derivatives

(a) The notional amounts of derivatives outstanding as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	117,566,233	137,383,704
Currency swaps		33,562,251	40,826,444
Currency options		2,501,983	2,758,801
		153,630,467	180,968,949
Exchange traded:
Currency futures		1,102,534	1,045,138
		154,733,001	182,014,087
Interest rates related:
Over the counter:
Interest rate swaps		36,205,843	37,801,528
Interest rate options		324,238	286,000
		36,530,081	38,087,528
Exchange traded:
Interest rate futures		2,465,374	2,455,450
Interest rate swaps(*)		68,475,400	65,868,540
		70,940,774	68,323,990
		107,470,855	106,411,518
Credit related:
Over the counter:
Credit swaps		4,536,626	5,404,257

Equity related:
Over the counter:
Equity swaps and forwards		2,628,661	4,255,831
Equity options		508,686	864,038
		3,137,347	5,119,869
Exchange traded:
Equity futures		1,638,126	876,220
Equity options		4,277,882	4,039,226
		5,916,008	4,915,446
		9,053,355	10,035,315
Commodity related:
Over the counter:
Commodity swaps and forwards		537,351	758,533
Exchange traded:
Commodity futures and options		263,460	344,329
		800,811	1,102,862
Hedge:
Currency forwards		1,281,945	1,869,518
Currency swaps		4,328,333	4,532,114
Interest rate swaps		7,844,392	10,091,632
		13,454,670	16,493,264
	~~W~~	290,049,318	321,461,303

(*) The notional amounts of derivatives outstanding those will be settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

10.  Derivatives (continued)

(b) Fair values of derivative instruments as of December 31, 2020 and 2019 are as follows:

		December 31, 2020		December 31, 2019
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	3,135,319	3,021,258	1,360,384	1,056,760
Currency swaps		1,145,619	979,022	473,797	519,445
Currency options		33,253	31,871	9,007	9,430
		4,314,191	4,032,151	1,843,188	1,585,635
Exchange traded:
Currency futures		90	186	-	-
		4,314,281	4,032,337	1,843,188	1,585,635
Interest rates related:
Over the counter:
Interest rate swaps		311,403	363,297	260,020	247,723
Interest rate options		2,148	2,217	835	5,626
		313,551	365,514	260,855	253,349
Exchange traded:
Interest rate futures		900	422	697	595
		314,451	365,936	261,552	253,944
Credit related:
Over the counter:
Credit swaps		273,578	29,682	283,015	38,598

Equity related:
Over the counter:
Equity swap and forwards		122,034	48,218	144,276	39,422
Equity options		2,750	9,840	4,526	9,402
		124,784	58,058	148,802	48,824
Exchange traded:
Equity futures		34,816	7,711	4,318	6,417
Equity options		77,973	153,461	28,355	29,741
		112,789	161,172	32,673	36,158
		237,573	219,230	181,475	84,982
Commodity related:
Over the counter:
Commodity swaps and forwards		5,949	32,693	14,496	27,745
Exchange traded:
Commodity futures and options		11,580	186	2,342	10,100
		17,529	32,879	16,838	37,845
Hedge:
Currency forwards		91,747	10,507	14,380	21,121
Currency swaps		65,256	186,150	74,240	48,396
Interest rate forwards and swaps		319,500	139,846	154,586	232,491
		476,503	336,503	243,206	302,008
	~~W~~	5,633,915	5,016,567	2,829,274	2,303,012

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

10.  Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	(108,854)	174,340
Currency swaps		210,072	(24,827)
Currency options		4,979	4,056
		106,197	153,569
Exchange traded:
Currency futures		(96)	-
		106,101	153,569
Interest rates related:
Over the counter:
Interest rate swaps		(73,926)	(75,349)
Interest rate options		(372)	(1,938)
		(74,298)	(77,287)
Exchange traded:
Interest rate futures		4,236	1,008
		(70,062)	(76,279)
Credit related:
Over the counter:
Credit swaps		7,255	213,754

Equity related:
Over the counter:
Equity swap and forwards		(15,979)	46,770
Equity options		(2,082)	(841)
		(18,061)	45,929
Exchange traded:
Equity futures		26,305	(2,275)
Equity options		196,288	58,721
		222,593	56,446
		204,532	102,375
Commodity related:
Over the counter:
Commodity swaps and forwards		(13,519)	3,191
Commodity options		-	29
		(13,519)	3,220
Exchange traded:
Commodity futures and options		11,374	(7,759)
		(2,145)	(4,539)

Hedge		120,700	332,778
	~~W~~	366,381	721,658

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

10.  Derivatives (continued)

(d) Impact of hedge accounting on the consolidated financial statements

i) Gains(losses) on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate swaps(*1)	~~W~~	(228,266)	233,008	4,742
Foreign exchange risk(*1)		(21,336)	12,071	(9,265)
	~~W~~	(249,602)	245,079	(4,523)

		December 31, 2019
		Gains (losses) on fair value hedges (hedged items)	Gains (losses) on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate swaps(*1)	~~W~~	(370,787)	377,121	6,334
Foreign exchange risk(*1)		13,725	(18,786)	(5,061)
	~~W~~	(357,062)	358,335	1,273

(*1) The related account categories are presented as interest rate swap assets / liabilities and currency swap assets.

(*2) Ineffective portion of hedge: the difference between hedging instruments and hedged items.

		December 31, 2020
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss(*2)	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges:
Interest rate risk(*1)	~~W~~	(3,220)	(343)	-
Foreign exchange risk(*1)		(16,693)	(6,539)	26,405
Discontinuation of cash flow hedges		(45)	-	45
Hedge of net investments:
Foreign exchange risk(*1)		44,049	(2,134)	-
	~~W~~	24,091	(9,016)	26,450

ii) Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

10.  Derivatives (continued)

(d) Impact of hedge accounting on the consolidated financial statements (continued)

ii) Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows (continued):

		December 31, 2019
		Gains (losses) on hedges recognized in other comprehensive income	Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss Reclassified amount
Cash flow hedges
Interest rate risk(*1)	~~W~~	(11,126)	-	-
Foreign exchange risk(*1)		52,932	(25,709)	(57,870)
Discontinuation of cash flow hedges		(7,986)	-	7,986
Hedge of net investments
Foreign exchange risk(*1)		(49,463)	(2,327)	-
	~~W~~	(15,643)	(28,036)	(49,884)

(*1) The related account categories are presented as interest rate swap assets / liabilities and currency swap assets

/ liabilities, currency forwards assets / liabilities and borrowings.

(*2) Ineffective portion of hedge: The difference between hedging instruments and hedged items.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

10.  Derivatives (continued)

(e) Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity

i) Purpose and strategy of risk avoidance

The Group transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Group. The Group applies the fair value hedge accounting for the changes in the market interest rates of the Korean won structured notes, foreign currency generated financial debentures, structured deposits in foreign currencies, foreign currency structured deposits and foreign currency investment receivables; and cash flow hedge accounting for interest rate swaps and currency swaps to hedge cash flow risk due to interest rates and foreign exchange rates of the Korean won debt, the Korean won bonds, foreign currency bonds, etc. In addition, in order to hedge the exchange rate risk of the net investment in overseas business, the Group applies the net investment hedge accounting for foreign operations using currency forward and non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	657,656	640,992	1,217,588	456,688	247,244	4,624,224	7,844,392
Average price condition(*1)		1.12%	0.88%	1.30%	0.98%	0.67%	0.38%	0.67%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:(*2)
Nominal values:		2,340,409	1,448,787	1,734,593	457,199	575,527	250,014	6,806,529
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1) Interest rate swaps consist of 3M CD, 3M USD Libor, 3M Euribor, and 3M AUD Bond.

(*2) The average exchange rates of net investment hedge instruments are USD/KRW 1,154.76, JPY/KRW 10.61, EUR/KRW 1,287.16, GBP/KRW 1,480.30, AUD/KRW 800.67, CAD/KRW 895.95, SGD/KRW 847.09, CNY/KRW 168.84, SEK/KRW 124.60

		December 31, 2019
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	750,469	704,985	717,948	1,228,424	575,481	6,114,325	10,091,632
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:
Nominal values:		3,651,118	1,075,886	1,269,520	968,770	84,275	534,898	7,584,467
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

10.  Derivatives (continued)

(e) Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity (continued)

iii) Effect of derivatives on statement financial position, statement of comprehensive income, statement of changes in equity

		December 31, 2020
		Nominal amount	Carrying value of asset(*)	Carrying value of liabilities(*)	Changes if fair value in the period
Fair value hedges
Interest rate swap	~~W~~	6,965,492	319,294	120,728	181,151
Currency swap		-	-	67	985
Currency forward		254,023	20,093	66	24,481

Cash flow hedge
Interest rate swap		878,900	206	19,118	3,303
Currency swap		4,328,333	65,256	186,083	(8,560)
Currency forward		810,322	60,473	-	(4,181)

Hedge of net investments in foreign operations
Currency forward		217,600	11,181	10,441	(2,991)
Borrowings		1,196,252	-	1,193,269	44,907

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forward assets and liabilities.

		December 31, 2019
		Nominal amount	Carrying value of asset(*)	Carrying value of liabilities(*)	Changes if fair value in the period
Fair value hedges
Interest rate swap	~~W~~	9,371,632	154,586	210,079	314,766
Currency swap		-	-	248	(1,813)
Currency forward		261,486	776	1,358	(582)

Cash flow hedge
Interest rate swap		720,000	-	22,412	(11,126)
Currency swap		4,532,114	74,240	48,148	(29,829)
Currency forward		1,376,472	11,854	19,763	(4,426)

Hedge of net investments in foreign operations
Currency forward		231,560	1,750	-	(4,036)
Borrowings		1,182,835	-	1,177,897	(47,755)

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forward assets and liabilities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

10.  Derivatives (continued)

(e) Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity (continued)

iv) Effect of hedging items on statement financial position, statement of comprehensive income, statement of changes in equity

		December 31, 2020
		Carrying value of asset(*)	Carrying value of liabilities(*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the year	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk
Borrowings and etc	~~W~~	143,496	6,750,929	6,563	193,452	(175,369)	-	-
Foreign exchange risk
Securities in foreign currency		342,205	-	-	-	(26,927)	-	-
Cash flow hedge
Interest rate risk
Debentures in won and debentures in foreign currency		617,463	1,674,460	-	-	2,296	60,659	-
Foreign exchange risk
Debentures in foreign currency and loans in foreign currency		3,264,740	2,962,041	-	-	(58,557)	(32,001)	-
Hedge of net investments in foreign operations
Foreign exchange risk
Net assets in foreign business establishment		-	-	-	-	44,049	-	(141,151)

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

		December 31, 2019
		Carrying value of asset(*)	Carrying value of liabilities(*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes if fair value in the year	Cash flow hedge reserve	Foreign currency conversion reserves
Fair value hedges
Interest rate risk
Borrowings and etc	~~W~~	432,172	8,859,022	4,846	(56,292)	(308,463)	-	-
Foreign exchange risk
Securities in foreign currency		306,638	-	-	-	1,671	-	-
Cash flow hedge
Interest rate risk
Debentures in won and debentures in foreign currency		645,723	1,740,000	-	-	(11,126)	80,674	-
Foreign exchange risk
Debentures in foreign currency and loans in foreign currency		4,116,068	3,035,423	-	-	115,867	(11,188)	-
Hedge of net investments in foreign operations
Foreign exchange risk
Net assets in foreign business establishment		-	-	-	-	(49,463)	-	(88,953)

(*) The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

10.  Derivatives (continued)

(f) Hedge relationships affected by an interest rate index

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate indicator reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform. The nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Group's reform of the interest rate index as of December 31, 2020 is as follows:

Interest rate index	Nominal amount of hedge	Carrying amount of non-derivative financial assets	Carrying amount of non-derivative financial liabilities(*2)
KRW 3M CD (*1)	-	3,329,556	3,440,000
USD 1M LIBOR	-	1,537,051	1,540,608
USD 3M LIBOR (*1)	357,072	3,438,080	3,790,651
EUR 1M LIBOR	-	264,074	264,450
EUR 3M LIBOR	-	267,648	267,648

(*1) Include nominal amount of the hedging instrument related to the CMS(Constant Maturity Swap) calculated based on the CD and LIBOR rate.

(*2) Include the nominal amount that will mature before the end of 2022, the transition point of LIBOR.

From 2022, the USD LIBOR interest rate will be replaced by a Secured Overnight Financing Rate (SOFR) based on actual transactions, and the EUR LIBOR interest rate will be replaced by the next day's unsecured rate, Euro Short-Term Rate (ESTER). The Risk-Free Reference rate (RFR) is under development, and the RFR rate will be unveiled during the first half of 2021 in South Korea. The Group has assumed that in this hedging relationship, the spread changed on the basis of SOFR, ESTER and RFR in 2022 would be similar to the spread included in the interest rate swap and interest rate forward used as the hedging instrument. The Group does not assume any changes in other conditions. The Group is working on a project to convert contracts that refer to existing interest rate indicators into alternative indicators with the aim of minimizing business disruptions, mitigating operational risks and reducing possible financial losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost

(a) Details of securities at FVOCI and securities at amortized cost as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	19,370,393	17,597,910
Financial institutions bonds		20,053,716	21,527,242
Corporate bonds and others		17,985,324	19,447,942
		57,409,433	58,573,094
Equity securities(*):
Stocks		777,901	728,311
Equity investments		4,445	5,356
Others		124,333	74,292
		906,679	807,959
		58,316,112	59,381,053
Securities at amortized cost:
Debt securities:
Government bonds		31,816,320	30,385,084
Financial institutions bonds		3,835,577	4,770,204
Corporate bonds and others		11,630,726	10,426,777
		47,282,623	45,582,065
	~~W~~	105,598,735	104,963,118

(*) Equity securities in the above table are classified as other comprehensive income - equity securities designated as fair value items, and other comprehensive income and fair value options are exercised for the purpose of holding as required by the policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835
Transfer to 12-month expected credit loss		30,233	(30,233)	-	-	-	-
Transfer to life time expected credit loss		(83,132)	83,132	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Purchase		52,637,678	19,675	52,657,353	7,645,000	-	7,645,000
Disposal		(34,969,744)	(21,247)	(34,990,991)	-	-	-
Repayment		(17,610,988)	(12)	(17,611,000)	(5,900,311)	(23,272)	(5,923,583)
Others (*)		(1,195,749)	(23,274)	(1,219,023)	(20,143)	-	(20,143)
Ending balance	~~W~~	57,142,298	267,135	57,409,433	47,293,109	-	47,293,109

(*) Included the effects from changes in foreign exchange rate, amortization of fair value adjustments recognized through business combination accountings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396
Transfer to 12-month expected credit loss		34,555	(34,555)	-	20,198	(20,198)	-
Transfer to life time expected credit loss		(64,928)	64,928	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Purchase		46,847,222	61,410	46,908,632	12,209,898	-	12,209,898
Disposal		(16,109,006)	(10,222)	(16,119,228)	-	-	-
Repayment		(21,129,182)	-	(21,129,182)	(6,722,560)	-	(6,722,560)
Others (*)		230,733	51,702	282,435	322,107	20,995	343,102
Business combination		10,952,792	-	10,952,792	11,273,999	-	11,273,999
Ending balance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835

(*) Included the effects from changes in foreign exchange rate, amortization of fair value adjustments recognized through business combination accountings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	27,581	655	28,236	9,759	11	9,770
Transfer to 12 months expected credit loss		22	(22)	-	-	-	-
Transfer to life time expected credit loss		(193)	193	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provision (reversal)		3,480	349	3,829	1,086	(11)	1,075
Disposal		(9,019)	(487)	(9,506)	-	-	-
Others (*)		622	(10)	612	(359)	-	(359)
Ending balance	~~W~~	22,493	678	23,171	10,486	-	10,486

(*) Included the effects from changes in foreign exchange rate, debt restructuring, debt-equity swap.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12 months expected credit loss	Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	25,722	362	26,084	9,243	17	9,260
Transfer to 12 months expected credit loss		33	(33)	-	4,301	(4,301)	-
Transfer to life time expected credit loss		(60)	60	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provision (reversal)		8,403	(2,616)	5,787	(3,752)	4,295	543
Disposal		(5,340)	(258)	(5,598)	-	-	-
Others (*)		(1,177)	3,140	1,963	(33)	-	(33)
Ending balance	~~W~~	27,581	655	28,236	9,759	11	9,770

(*) Included the effects from changes in foreign exchange rate, debt restructuring, debt-equity swap.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

11.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019

Gain on disposal of securities at FVOCI	~~W~~	301,920	159,883
Loss on disposal of securities at FVOCI		(28,127)	(7,605)
Gain on disposal of securities at amortized cost (*)		42	86
Loss on disposal of securities at amortized cost (*)		(67)	(20)
	~~W~~	273,768	152,344

(*) The issuers of those securities have exercised the early redemption options.

(e) Income or loss on equity securities at fair value through other comprehensive income

i) The Group recognizes dividends, amounting to ~~W~~21,503 million and ~~W~~16,586 million, related to equity securities at fair value through other comprehensive income for the years ended December 31, 2020 and 2019, respectively.

ii) The details of disposal of equity securities at fair value through other comprehensive income for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019

Fair value at the date of disposal	~~W~~	69,969	45,074
Cumulative net gain at the time of disposal		(38,380)	(10,843)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

12.  Loans at amortized cost and other assets

(a) Loans at amortized cost as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Household loans	~~W~~	146,789,916	134,423,473
Corporate loans		179,011,251	161,029,877
Public and other loans		3,734,629	3,311,735
Loans to banks		5,492,400	2,633,532
Credit card receivables		23,759,422	24,024,491
		358,787,618	325,423,108
Discount		(21,948)	(27,824)
Deferred loan origination costs		516,815	534,530
		359,282,485	325,929,814
Less: Allowance for credit loss		(3,060,966)	(2,684,835)
	~~W~~	356,221,519	323,244,979

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

12.  Loans at amortized cost and other assets (continued)

(b) Changes in carrying value of loans at amortized cost and other assets as of December 31, 2020 and 2019 are as follows:

i) Loans at amortized cost

		December 31, 2020
		Retail			Corporate			Credit card			Others
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	126,586,551	7,870,908	415,892	135,591,673	24,661,662	1,001,587	19,419,606	4,124,576	444,235	5,167,393	629,468	16,263	325,929,814
Transfer (from) to 12 months expected credit losses		2,891,847	(2,885,809)	(6,038)	6,009,242	(6,006,226)	(3,016)	351,253	(350,651)	(602)	15,976	(15,976)	-	-
Transfer (from) to lifetime expected credit losses		(3,916,612)	3,944,714	(28,102)	(9,015,428)	9,027,416	(11,988)	(571,971)	572,291	(320)	(85,337)	85,337	-	-
Transfer (from) to credit- impaired financial assets		(189,681)	(157,637)	347,318	(195,863)	(441,969)	637,832	(114,388)	(191,777)	306,165	(3,964)	(37)	4,001	-
Net increase and decrease(*1)		13,457,675	(556,142)	81,131	20,679,401	(1,030,466)	15,944	(115,242)	(202,750)	290,907	3,311,105	(33,596)	2,402	35,900,369
Charge off		-	-	(254,723)	-	-	(317,514)	-	-	(572,008)	-	-	(2,531)	(1,146,776)
Disposal		(313,150)	(897)	(89,051)	(731,001)	-	(264,913)	-	-	-	-	-	(1,910)	(1,400,922)
Ending balance	~~W~~	138,516,630	8,215,137	466,427	152,338,024	26,210,417	1,057,932	18,969,258	3,951,689	468,377	8,405,173	665,196	18,225	359,282,485

(*1) Other changes are due to debt restructuring, debt-equity swap and changes in foreign exchange rate.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~10,436,407 million, which is written off as of December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

12.  Loans at amortized cost and other assets (continued)

(b) Changes in carrying value of loans at amortized cost and other assets as of December 31, 2020 and 2019 are as follows (continued):

ii) Other financial assets

		December 31, 2020
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	43,245,002	106,517	45,965	43,397,484
Transfer (from) to 12 month expected credit losses		15,157	(15,123)	(34)	-
Transfer (from) to lifetime expected credit losses		(25,839)	25,848	(9)	-
Transfer (from) to credit- impaired financial assets		(1,628)	(7,342)	8,970	-
Net increase and decrease(*2)		8,633,124	(10,001)	30,490	8,653,613
Charge off		-	-	(26,814)	(26,814)
Disposal		-	-	(910)	(910)
Business combination(Note 47)		15,982	-	-	15,982
Ending balance	~~W~~	51,881,798	99,899	57,658	52,039,355

(*1) The amortized cost includes the gross carrying amount of deposits and other assets.

(*2) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

12.  Loans at amortized cost and other assets (continued)

(b) Changes in carrying value of loans at amortized cost and other assets as of December 31, 2020 and 2019 are as follows (continued):

i) Loans at amortized cost (continued)

		December 31, 2019
		Retail			Corporate			Credit card			Others
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	114,279,870	6,820,058	348,722	129,468,766	21,782,590	919,381	18,155,156	3,830,509	413,175	5,695,187	605,440	15,686	302,334,540
Transfer (from) to 12 months expected credit losses		2,619,036	(2,614,416)	(4,620)	4,093,725	(4,088,373)	(5,352)	320,288	(320,129)	(159)	37,430	(37,430)	-	-
Transfer (from) to lifetime expected credit losses		(5,385,659)	5,406,091	(20,432)	(16,484,206)	16,597,346	(113,140)	(603,069)	603,280	(211)	(210,161)	210,333	(172)	-
Transfer (from) to credit- impaired financial assets		(627,950)	(43,168)	671,118	(1,088,270)	(76,177)	1,164,447	(36,483)	(22,473)	58,956	(39,844)	-	39,844	-
Net increase and decrease(*1)		13,234,263	(1,700,287)	(222,961)	19,326,283	(9,567,098)	(443,468)	1,583,714	33,389	305,336	(315,219)	(148,875)	(11,979)	22,073,098
Charge off		-	-	(257,742)	-	-	(259,400)	-	-	(332,862)	-	-	(8,718)	(858,722)
Disposal		-	(5,122)	(108,624)	(117,453)	(3,806)	(283,747)	-	-	-	-	-	(18,398)	(537,150)
Business combination		2,466,991	7,752	10,431	392,828	17,180	22,866	-	-	-	-	-	-	2,918,048
Ending balance	~~W~~	126,586,551	7,870,908	415,892	135,591,673	24,661,662	1,001,587	19,419,606	4,124,576	444,235	5,167,393	629,468	16,263	325,929,814

(*1) Other changes are due to debt restructuring, debt-equity swap and changes in foreign exchange rate.

(*2) The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~10,155,562 million, which is written off as of December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

12.  Loans at amortized cost and other assets (continued)

(b) Changes in carrying value of loans at amortized cost and other assets as of December 31, 2020 and 2019 are as follows (continued):

ii) Other financial assets (continued)

		December 31, 2019
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	31,508,694	99,461	32,003	31,640,158
Transfer (from) to 12 month expected credit losses		12,685	(12,675)	(10)	-
Transfer (from) to lifetime expected credit losses		(253,546)	253,575	(29)	-
Transfer (from) to credit- impaired financial assets		(3,124)	(5,324)	8,448	-
Net increase and decrease(*2)		10,746,289	(230,014)	25,245	10,541,520
Charge off		-	-	(29,456)	(29,456)
Disposal (*3)		(182,212)	(3)	(1,062)	(183,277)
Others		261,019	42	-	261,061
Business combination		1,416,216	1,497	10,826	1,428,539
Ending balance	~~W~~	43,245,002	106,517	45,965	43,397,484

(*1) The amortized cost includes the gross carrying amount of deposits and other assets.

(*2) The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

(*3) Included the disposal amount of financial instruments for the purpose of collecting loans for credit concentration risk management of non-current assets, which recognized gains of ~~W~~13,317 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

12.  Loans at amortized cost and other assets (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2020 and 2019 are as follows:

i) Loans at amortized cost

		December 31, 2020
		Retail			Corporate			Credit cards			Others
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	133,412	91,025	169,038	419,752	531,286	469,207	173,884	365,248	314,850	7,501	7,481	2,151	2,684,835
Transfer (from) to 12 months expected credit losses		20,082	(19,487)	(595)	67,590	(66,777)	(813)	22,148	(21,591)	(557)	164	(164)	-	-
Transfer (from) to lifetime expected credit losses		(9,077)	18,772	(9,695)	(49,727)	55,512	(5,785)	(11,568)	11,834	(266)	(242)	242	-	-
Transfer (from) to credit- impaired financial assets		(3,247)	(9,010)	12,257	(1,590)	(52,383)	53,973	(901)	(2,041)	2,942	(13)	(9)	22	-
Provision (reversal)		5,253	(5,319)	199,765	149,400	211,341	265,557	103,793	210,592	137,254	4,188	2,048	6,823	1,290,695
Charge off		-	-	(254,723)	-	-	(317,514)	-	-	(572,008)	-	-	(2,531)	(1,146,776)
Amortization of discount		-	-	(5,630)	-	-	(15,151)	-	-	(7,807)	-	-	-	(28,588)
Disposal		(343)	(8)	(18,605)	(726)	-	(24,473)	-	-	-	-	-	(182)	(44,337)
Collection		-	-	85,819	-	-	63,822	-	-	200,234	-	-	134	350,009
Others (*)		2,954	10,075	20,809	(16,085)	(13,896)	(7,579)	(83,448)	(189,589)	232,048	(164)	3	-	(44,872)
Ending balance	~~W~~	149,034	86,048	198,440	568,614	665,083	481,244	203,908	374,453	306,690	11,434	9,601	6,417	3,060,966

(*) Other changes are due to debt restructuring, debt-equity swap and changes in foreign exchange rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

12.  Loans at amortized cost and other assets (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2020 and 2019 are as follows (continued):

ii) Other financial assets

		December 31, 2020
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	33,987	7,272	37,590	78,849
Transfer (from) to 12 months expected credit losses		286	(273)	(13)	-
Transfer (from) to lifetime expected credit losses		(259)	264	(5)	-
Transfer (from) to credit- impaired financial assets		(256)	(1,492)	1,748	-
Provision (reversal)		(2,143)	2,650	33,278	33,785
Charge off		-	-	(26,814)	(26,814)
Disposal		(2)	-	(32)	(34)
Collection		-	-	2,166	2,166
Others (*2)		4,078	(140)	1,012	4,950
Ending balance	~~W~~	35,691	8,281	48,930	92,902

(*1) The amortized cost includes the gross carrying amount of deposits and other assets.

(*2) Other changes are due to debt restructuring, debt-equity swap and changes in foreign exchange rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

12.  Loans at amortized cost and other assets (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2020 and 2019 are as follows (continued):

i) Loans at amortized cost

		December 31, 2019
		Retail			Corporate			Credit cards			Others
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	115,295	88,360	156,459	434,793	581,915	519,683	170,242	351,765	280,098	10,670	5,882	9,906	2,725,068
Transfer (from) to 12 months expected credit losses		18,079	(17,592)	(487)	50,720	(48,295)	(2,425)	55,815	(55,712)	(103)	757	(757)	-	-
Transfer (from) to lifetime expected credit losses		(9,411)	17,342	(7,931)	(35,790)	118,605	(82,815)	(20,607)	20,756	(149)	(159)	289	(130)	-
Transfer (from) to credit- impaired financial assets		(942)	(3,739)	4,681	(565)	(13,332)	13,897	(1,250)	(3,916)	5,166	-	-	-	-
Provision (reversal)		(7,751)	19,130	214,260	(43,230)	(31,265)	277,436	57,062	280,047	147,332	(4,067)	1,907	37	910,898
Charge off		-	-	(257,742)	-	-	(259,400)	-	-	(332,862)	-	-	(8,718)	(858,722)
Amortization of discount		-	-	(274)	-	-	(19,396)	-	-	(5,541)	-	-	-	(25,211)
Disposal		-	(241)	(21,561)	(6)	(245)	(30,436)	-	-	-	-	-	(820)	(53,309)
Collection		-	-	70,319	-	-	62,973	-	-	190,738	-	-	1,876	325,906
Others (*)		2,484	(15,353)	4,522	13,810	(76,711)	(27,910)	(87,378)	(227,692)	30,171	300	160	-	(383,597)
Business combination (Note 47)		15,658	3,118	6,792	20	614	17,600	-	-	-	-	-	-	43,802
Ending balance	~~W~~	133,412	91,025	169,038	419,752	531,286	469,207	173,884	365,248	314,850	7,501	7,481	2,151	2,684,835

(*) Other changes are due to debt restructuring, debt-equity swap and changes in foreign exchange rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

12.  Loans at amortized cost and other assets (continued)

(c) Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2020 and 2019 are as follows (continued):

ii) Other financial assets

		December 31, 2019
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	39,927	6,930	24,764	71,621
Transfer (from) to 12 months expected credit losses		458	(453)	(5)	-
Transfer (from) to lifetime expected credit losses		(231)	244	(13)	-
Transfer (from) to credit- impaired financial assets		(172)	(2,310)	2,482	-
Provision		2,822	2,667	28,456	33,945
Charge off		-	-	(29,456)	(29,456)
Collection		-	-	1,873	1,873
Others (*2)		(9,738)	9	435	(9,294)
Business combination		921	185	9,054	10,160
Ending balance	~~W~~	33,987	7,272	37,590	78,849

(*1) The amortized cost includes the gross carrying amount of deposits and other assets.

(*2) Other changes are due to debt restructuring, debt-equity swap and changes in foreign exchange rate.

(d) Changes in deferred loan origination costs for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Beginning balance	~~W~~	534,530	497,368
Loan origination		257,034	232,943
Amortization		(274,749)	(208,998)
Business combination		-	13,217
Ending balance	~~W~~	516,815	534,530

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

13. Property and equipment

(a) Details of property and equipment as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Acquisition cost	Accumulated depreciation	Carrying value
Land	~~W~~	2,219,227	-	2,219,227
Buildings		1,230,187	(419,426)	810,761
Right-of-use assets		1,016,183	(425,766)	590,417
Others		2,197,485	(1,828,193)	369,292
	~~W~~	6,663,082	(2,673,385)	3,989,697

		December 31, 2019
		Acquisition cost	Accumulated depreciation	Carrying value
Land	~~W~~	1,815,112	-	1,815,112
Buildings		1,167,514	(377,065)	790,449
Right-of-use assets		1,357,206	(244,410)	1,112,796
Others		2,130,805	(1,765,834)	364,971
	~~W~~	6,470,637	(2,387,309)	4,083,328

(b) Changes in property and equipment for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Land	Buildings	Right-of-use assets	Others	Total
Beginning balance	~~W~~	1,815,112	790,449	1,112,796	364,971	4,083,328
Acquisition(*1)		78,066	56,828	305,958	140,958	581,810
Disposal(*1)		(92,683)	(46,897)	-24,173	(2,398)	(166,151)
Depreciation		-	(56,041)	-286,028	(133,437)	(475,506)
Amounts transferred from(to) investment property		55,316	(51,252)	-	-	4,064
Amounts transferred from(to) intangible assets		-	-	-	3,738	3,738
Amounts transferred from(to) non-current assets held for sale(*2)		(31,622)	(11)	-	-	(31,633)
Amounts transferred from(to) right-of-use assets(*2)		395,346	118,091	-513,437	-	-
Others		-	-	-	(2,235)	(2,235)
Effects of foreign currency movements		(308)	(406)	-5,380	(2,459)	(8,553)
Business combination (Note 47)		-	-	681	154	835
Ending balance	~~W~~	2,219,227	810,761	590,417	369,292	3,989,697

(*1) ~~W~~56,575 million transferred from assets-under-construction is included.

(*2) Included buildings, and land.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

13. Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Land	Buildings	Right-of-use assets	Others	Total
Beginning balance	~~W~~	1,827,711	852,569	583,576	313,853	3,577,709
Acquisition(*1)		69,045	16,946	805,783	184,630	1,076,404
Disposal(*1)		(249)	(1,719)	(12,595)	(29,081)	(43,644)
Depreciation		-	(55,450)	(298,538)	(125,669)	(479,657)
Amounts transferred from(to) investment property		(81,311)	(23,262)	-	-	(104,573)
Amounts transferred from(to) intangible assets		-	-	-	271	271
Amounts transferred from(to) non-current assets held for sale(*2)		(410)	(45)	-	-	(455)
Effects of foreign currency movements		326	1,410	2,981	9,314	14,031
Business combination		-	-	31,589	11,653	43,242
Ending balance	~~W~~	1,815,112	790,449	1,112,796	364,971	4,083,328

(*1) ~~W~~76,004 million transferred from assets-under-construction is included.

(*2) Included buildings, and land.

(c) Insured assets and liability insurance as of December 31, 2020 are as follows:

	December 31, 2020
Type of insurance	Insured assets and objects	Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash(including ATM)	25,200	Samsung Fire & Marine Insurance Co., Ltd., etc.
Comprehensive Property insurance	Property Total Risk, Machine Risk, General Liability Liability Collateral	1,510,644	Samsung Fire & Marine Insurance Co., Ltd., etc.
Fire insurance	Business property and real estate	24,235	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	Officer liability	110,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for employee accident	Executives	71,287	Meritz Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash and securities	80,165	Samsung Fire & Marine Insurance Co., Ltd., etc.
Others	Personal information liability insurance etc.	32,549	Samsung Fire & Marine Insurance Co., Ltd., etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

14. Intangible assets

(a) Details of intangible assets as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Goodwill	~~W~~	4,689,792	4,690,049
Software		144,535	129,235
Development cost		183,592	144,100
Others		462,700	595,330
	~~W~~	5,480,619	5,558,714

(b) Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Goodwill	Software	Development cost	Others	Total
Beginning balance	~~W~~	4,690,049	129,235	144,100	595,330	5,558,714
Acquisition		-	64,195	105,101	64,079	233,375
Disposal		-	(1)	(75)	(26,785)	(26,861)
Amounts transferred from(to) property and equipment		-	1,415	(7,820)	2,667	(3,738)
Impairment(*1)(*2)		(14,235)	-	-	(27,075)	(41,310)
Amortization(*3)		-	(49,159)	(57,690)	(145,756)	(252,605)
Effects of foreign currency movements		-	(1,150)	(24)	(222)	(1,396)
Business combination (Note 47)		13,978	-	-	462	14,440
Ending balance	~~W~~	4,689,792	144,535	183,592	462,700	5,480,619

(*1) The number of customer contacts decreased due to the decrease in the base interest rate in Indonesia in 2020 and the impact of COVID-19. Therefore, reclaimable amount decreased due to reduced loan and increased provisioning by corporate borrowers. PT Bank Shinhan Indonesia’s CGUs can recover ~~W~~ 409,968 million. The carrying amount exceeding the recoverable amount of PT Bank Shinhan Indonesia’s CGUs is ~~W~~ 14,379 million. The Group recognized as impairment losses of ~~W~~ 14,235 million based on the 99% stake the Group owns.

(*2) The Group reviewed the recoverable value of intangible assets related to the rights to be the depository bank of local governments due to the performance below forecast and future prospects. For the year ended December 31, 2020, the impairment loss amounted to ~~W~~27,133 million. The impairment loss is included in the non-operating expenses in the consolidated statement of comprehensive income.

(*3) Included in general administrative expense and other operating income of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

14. Intangible assets

(b) Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Goodwill	Software	Development cost	Others	Total
Beginning balance	~~W~~	3,903,518	102,393	82,536	231,687	4,320,134
Acquisition		-	56,834	71,713	675,070	803,617
Business combination (Note 47)		786,531	9,469	30,435	44,850	871,285
Disposal		-	(428)	(1,310)	(16,476)	(18,214)
Amounts transferred from(to) property and equipment		-	697	(968)	-	(271)
Impairment(*1)(*2)		-	-	(474)	(151,169)	(151,643)
Amortization(*3)		-	(40,578)	(37,832)	(189,533)	(267,943)
Effects of foreign currency movements		-	848	-	901	1,749
Ending balance	~~W~~	4,690,049	129,235	144,100	595,330	5,558,714

(*1) The Group reviewed the recoverable value of intangible assets related to the rights to be the depository bank of local governments due to the performance below forecast and future prospects. For the year ended December 31, 2019, the impairment loss amounted to ~~W~~151,523 million. The impairment loss is included in the non-operating expenses in the consolidated statement of comprehensive income.

(*2) Memberships were impaired. Memberships such as golf and condominium memberships are intangible assets that cannot be limited to a specific period of time. If the market value of the exchanges is less than the carrying amount as of December 31, 2019, the impairment loss is recognized.

(*3) Included in general administrative expense and other operating income of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

14. Intangible asset (continued)

(c) Goodwill

i) Goodwill allocated in the Group’s CGUs as of December 31, 2020 and 2019

		December 31, 2020	December 31, 2019
Banking	~~W~~	795,823	810,058
Credit card		2,880,383	2,880,383
Securities		7,904	7,904
Life insurance (Shinhan Life Insurance )		275,371	275,371
Life insurance (Orange Life Insurance Co., Ltd.)		564,576	564,576
Others		165,735	151,757
	~~W~~	4,689,792	4,690,049

ii) Changes in goodwill for the years ended December 31, 2020 and 2019

		December 31, 2020	December 31, 2019
Beginning balance	~~W~~	4,690,049	3,903,518
Acquisitions through business combinations (*1)(*2)		13,978	786,531
Impairment losses		(14,235)	-
Ending balance	~~W~~	4,689,792	4,690,049

(*1) It is the goodwill recognized by the Group as it newly acquired the Neoflux Co., Ltd. (Note 47)

(*2) It is the goodwill recognized by the Group as it newly acquired the Orange Life Insurance Co., Ltd.(“Orange Life”), Asia Trust Co., and the Shinhan Card’s acquisition of the new business for the year ended December 31, 2019.

iii) Goodwill impairment test

The recoverable amounts of each CGU are evaluated based on their respective value in use.

- Explanation on evaluation method

The income approach is applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU.

- Projection period

When evaluating the value in use, 5.5 years of cash flow estimates are used in projection and the value thereafter is reflected as terminal value. 30 years and 60 years of cash flow estimates for Shinhan Life and Orange Life, respectively are applied and the present value of the future cash flows thereafter is not applied as it is not significant.

.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

14.  Intangible assets, net (continued)

- Discount rates and terminal growth rates

The required rates of return expected by shareholders are applied to the discount rates. It is calculated in consideration of which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). In addition, terminal growth rate is estimated based on inflation rate.

Discount rates and terminal growth rates applied to each CGU are as follows:

	Discount rate(%)	Terminal growth rate(%)
Banking	9.3 ~ 13.1	1.0 ~ 2.0
Credit card	8.4 ~ 12.9	1.0 ~ 2.0
Securities	12.3 ~ 13.0	2.0
Life insurance (Shinhan Life Insurance )	7.0	-
Life insurance (Orange Life Insurance Co., Ltd.)	7.0	-
Others	10.9 ~ 13.5	1.0

iv) Key assumptions

Key assumptions used in the discounted cash flow calculations of CGUs (other than life insurance components) are as follows:

	2020	2021	2022	2023	2024	2025
CPI growth(%)	0.4	1.2	1.8	1.7	1.7	1.7
Private consumption growth(%)	(3.2)	2.6	2.8	2.6	2.4	2.4
Real GDP growth(%)	(1.8)	2.6	2.9	2.7	2.7	2.7

Key assumptions used in the discounted cash flow calculations of life insurance components are as follows:

Key assumptions
Rate of return on investment(%)	2.40 ~ 2.80
Risk-based capital ratio(%)	150.00

v) Total recoverable amount and total carrying value of CGUs to which goodwill has been allocated, are as follows:

		Amount
Total recoverable amount	~~W~~	49,034,706
Total carrying value(*1)		43,690,747
	~~W~~	5,343,959

(*1) It is the carrying amount after reflecting the impairment loss in the banking sector.

(*2) The goodwill that the fair value assessment of the intangible asset identification and identification assets for allocation of the consideration for Neoplux Co., Ltd. is excluded because the valuations are not completed(Note 47).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates

Investees	Country	Reporting date	Ownership (%)
			December 31, 2020	December 31, 2019
BNP Paribas Cardif Life Insurance (*1)(*2)	Korea	September 30	14.99	14.99
Songrim Partners (*1)(*3)	Korea	December 31	35.34	35.34
Neoplux Technology Valuation Investment Fund (*11)	Korea	-	-	33.33
Partners 4th Growth Investment Fund (*1)	Korea	September 30	25.00	25.00
KTB Newlake Global Healthcare PEF (*1)	Korea	September 30	30.00	30.00
Daekwang Semiconductor Co., Ltd. (*1)(*3)	Korea	September 30	20.94	20.94
Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	31.66	23.33
Shinhan-Albatross tech investment Fund(*4)	Korea	December 31	49.97	50.00
Plutus-SG Private Equity Fund(*6)	Korea	-	-	26.67
Eum Private Equity Fund No.3	Korea	December 31	20.76	20.76
KTB Confidence Private Placement(*6)	Korea	-	-	31.43
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	Korea	December 31	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	Korea	December 31	20.16	20.16
VOGO Debt Strategy Qualified INV Private	Korea	December 31	20.00	20.00
Shinhan-Midas Donga Secondary Fund(*5)	Korea	December 31	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	December 31	24.00	24.00
Synergy-Shinhan Mezzanine New Technology Investment Fund(*6)	Korea	-	-	47.62
Shinhan Praxis K-Growth Global Private Equity Fund(*8)	Korea	December 31	18.87	18.87
Credian Healthcare Private Equity Fund II	Korea	December 31	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	December 31	50.00	50.00
AIP EURO Green Private Real Estate Trust No.3	Korea	December 31	21.28	21.28
Hanhwa US Equity Strategy Private Real Estate Fund No.1	Korea	December 31	44.84	44.84
Shinhan Global Healthcare Fund 1(*8)	Korea	December 31	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	Korea	December 31	33.33	33.33
IBK AONE convertible 1(*6)	Korea	-	-	47.25
Rico synergy collabo Multi-Mezzanine 3(*6)	Korea	-	-	50.03
KB NA Hickory Private Special Asset Fund	Korea	December 31	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	December 31	44.02	44.02
BNP Paribas Cardif General Insurance(*1)(*2)	Korea	September 30	7.46	10.00
Axis Global Growth New Technology Investment Association(*6)	Korea	-	-	31.85
Hermes Private Investment Equity Fund	Korea	December 31	29.17	29.17
SHC ULMUS Fund No.1(*6)	Korea	-	-	29.41
Shinhan-Nvestor Liquidity Solution Fund	Korea	December 31	24.92	24.92
Shinhan AIM FoF Fund 1a	Korea	December 31	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	December 31	25.00	25.00
GX Shinhan Intervest 1st Private Equity Fund(*6)	Korea	-	-	25.27
Soo Commerce Platform Growth Fund	Korea	December 31	24.62	24.62
Partner One Value up I Private Equity Fund	Korea	December 31	27.91	27.91
Genesis No.1 Private Equity Fund	Korea	December 31	22.80	22.80
GMB ICT New Technology Investment Fund(*6)	Korea	-	-	26.75

(a) Investments in associates as of December 31, 2020 and 2019 are as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(a) Investments in associates as of December 31, 2020 and 2019 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2020	December 31, 2019
Korea Omega Project Fund III	Korea	December 31	23.53	23.53
Soo Delivery Platform Growth Fund	Korea	December 31	30.00	30.00
Genesis North America Power Company No.1 PEF	Korea	December 31	39.96	39.92
Hyungje art printing(*1)(*3)	Korea	December 31	31.54	31.54
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	December 31	23.33	23.33
Shinhan-Rhinos 1 Fund	Korea	December 31	22.48	22.48
Pacific Private Investment Trust No.20	Korea	December 31	21.74	21.74
Susung Mezzanine project P1 Private Investment Trust	Korea	December 31	41.31	41.18
Korea Finance Security(*1)(*8)	Korea	September 30	14.91	14.91
Multimedia Tech Co.Ltd(*1)(*3)	Korea	December 31	21.06	21.06
MIEL CO.,LTD(*1)(*3)	Korea	December 31	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	December 31	35.73	35.73
DB Epic Convertiblebond Private Trust No.2(*7)(*9)	Korea	December 31	50.98	50.00
PCC S/W 2nd Fund(*6)	Korea	-	-	29.56
E&Healthcare Investment Fund No.6	Korea	December 31	21.05	20.37
One Shinhan Global Fund1(*4)(*8)	Korea	December 31	19.96	19.98
Kiwoom-Shinhan Innovation Fund I(*5)	Korea	December 31	50.00	50.00
Daishin-K&T New Technology Investment Fund	Korea	December 31	31.25	31.25
Midas Asset Global CRE Debt Private Fund No.6	Korea	December 31	41.16	20.05
Richmond Private Investment Trust No.82(*7)	Korea	December 31	60.00	60.00
Tiger Alternative Real Estate Professional Private5	Korea	December 31	48.71	48.71
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	December 31	42.92	42.92
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	December 31	20.00	20.00
AUCTUS FITRIN Corporate Recovery Private Equity Fund(*6)	Korea	-	-	21.43
NH-Amundi Global Infrastructure Trust 14	Korea	December 31	30.00	30.00
Pacific Private Real Estate Fund Investment Trust No.30(*6)	Korea	-	-	37.50
Jarvis Memorial Private Investment Trust 1(*7)	Korea	December 31	99.01	99.01
Mastern Private Private Invetstment Trust 68(*7)	Korea	December 31	53.76	53.76
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37(*7)	Korea	December 31	60.00	60.00
Milestone Private Real Estate Fund 3 (Derivative Type)	Korea	December 31	32.06	32.06
IGIS Private Real Estate Investment Trust 286	Korea	December 31	41.44	41.56
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	December 31	31.31	31.31
Lime Pricing Private Equity Fund(*6)	Korea	-	-	25.85
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	December 31	21.27	21.27
DS Solid.II Hedge Fund(*6)	Korea	-	-	27.41
Hana Semiconductor New Technology Fund	Korea	December 31	24.30	24.30
J&Magnet Startup Venture Specialized Private Equity Fund	Korea	December 31	24.39	24.39
Cape IT Fund No.3	Korea	December 31	32.89	32.89
FuturePlay-Shinhan TechInnovation Fund 1(*5)	Korea	December 31	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	December 31	44.12	44.12

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(a) Investments in associates as of December 31, 2020 and 2019 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2020	December 31, 2019
Vogo Realty Partners Private Real Estate Fund V	Korea	December 31	21.64	21.64
IL GU FARM CO.,LTD(*6)	Korea	-	-	28.47
Korea Credit Bureau(*1)(*8)	Korea	September 30	9.00	9.00
Goduck Gangil1 PFV Co., Ltd(*1)(*8)	Korea	September 30	1.04	1.04
SBC PFV Co., Ltd(*1)(*10)	Korea	September 30	25.00	25.00
Sprott Global Renewable Private Equity Fund II(*6)	Korea	-	-	23.10
NH-amundi global infra private fund 16	Korea	December 31	50.00	50.00
IMM Global Private Equity Fund	Korea	December 31	33.00	31.85
HANA Alternative Estate Professional Private122(*7)	Korea	December 31	75.19	75.19
Hanwha-Incus Plus New Technology Fund No.1	Korea	December 31	42.64	42.64
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]	Korea	December 31	45.96	45.96
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust(*12)	Korea	December 31	72.39	57.50
PSA EMP Private Equity Fund	Korea	December 31	28.99	28.99
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24(*7)	Korea	December 31	52.28	52.28
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF](*6)	Korea	-	-	25.70
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF](*6)	Korea	-	-	25.42
BRAIN DO PROFESSIONALE PRIVATE No. 27	Korea	December 31	29.13	29.13
VISION US Muni US Local Debt Opportunities Professional Private1(*11)	Korea	-	-	25.00
UI Venture Fund 7th(*5)	Korea	December 31	24.39	-
Sparklabs-Shinhan Opportunity Fund 1(*5)	Korea	December 31	49.50	-
BNW Tech-Innovation Private Equity Fund(*5)	Korea	December 31	29.85	-
IGIS Real-estate Private Investment Trust No.33	Korea	December 31	40.86	-
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust	Korea	December 31	31.58	-
WWG Global Real Estate Investment Trust no.4	Korea	December 31	29.55	-
Fidelis Global Private Real Estate Trust No.2(*7)	Korea	December 31	78.26	-
IGIS PRIVATE REAL ESTATE TRUST NO.331	Korea	December 31	30.77	-
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	December 31	28.70	-
Pebblestone CGV Private Real Estate Trust No.1	Korea	December 31	48.53	-
Shinhan AIM Real Estate Fund No.2	Korea	December 31	30.00	-
Shinhan AIM Real Estate Fund No.1	Korea	December 31	21.01	-
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]	Korea	December 31	22.02	-
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business]	Korea	December 31	29.19	-
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)(*7)	Korea	December 31	71.43	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative]	Korea	December 31	30.00	-
Korea Omega-Shinhan Project Fund I(*5)	Korea	December 31	50.00	-
New Green Shinhan Mezzanine Fund(*5)	Korea	December 31	39.22	-
KORAMKO-Daum Professional Private Investment Trust No.12	Korea	December 31	33.33	-
Samsung SRA Real Estate Professional Private 45[FoFs]	Korea	December 31	25.00	-
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	December 31	28.98	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(a) Investments in associates as of December 31, 2020 and 2019 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			December 31, 2020	December 31, 2019
VS Cornerstone Fund	Korea	December 31	41.18	-
Aone Mezzanine Opportunity Professional Private (*7)	Korea	December 31	66.12	-
KiwoomUnicorn3New Technology Business Investment Fund	Korea	December 31	21.28	-
Multi Asset The United States Thortons Professional Private1	Korea	December 31	25.00	-
Kiwoom Milestone US Real Estate Professional Private20(*7)	Korea	December 31	75.27	-
NH-Amundi US Infrastructure Private Fund2	Korea	December 31	25.91	-
KB Distribution Private Real Estate1(*7)	Korea	December 31	62.00	-
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business]	Korea	December 31	28.93	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]	Korea	December 31	30.00	-
Kakao-Shinhan 1st TNYT Fund(*5)	Korea	December 31	48.62	-
IMM Special Situation 1-2 PRIVATE EQUITY FUND(*5)	Korea	December 31	20.02	-
Pacific Private Placement Real Estate Fund No.40	Korea	December 31	24.73	-
Mastern Private Real Estate Loan Fund No.2	Korea	December 31	33.57	-
LB Scotland Amazon Fulfillment Center Fund 29(*7)	Korea	December 31	70.14	-
JR AMC Hungary Budapest Office Fund 16	Korea	December 31	32.57	-
IGIS 372 Real Estate Professional Private	Korea	December 31	28.39	-
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund(*4)	Korea	December 31	19.00	-
Future-Creation Neoplux Venture Capital Fund(*4)	Korea	December 31	16.25	-
Gyeonggi-Neoplux Superman Fund(*4)	Korea	December 31	21.76	-
NewWave 6th Fund(*4)	Korea	December 31	30.00	-
Neoplux No.3 Private Equity Fund(*4)	Korea	December 31	10.00	-
PCC Amberstone Private Equity Fund I	Korea	December 31	21.67	-
KIAMCO POWERLOAN TRUST 4TH	Korea	December 31	47.37	-
Mastern Opportunity Seeking Real Estate Fund II	Korea	December 31	20.00	-
AION ELFIS PROFESSIONAL PRIVATE 1	Korea	December 31	20.00	-
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business	Korea	December 31	29.68	-
Neoplux Market-Frontier Secondary Fund(*4)	Korea	December 31	19.74	-
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	December 31	28.17	-
KAIM Real-estate Private Investment Trust 20	Korea	December 31	38.46	-
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	December 31	50.00	-
CSQUARE SNIPER PROFESSIONAL PRIVATE 10(*7)	Korea	December 31	62.50	-
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1(*7)	Korea	December 31	97.85	-
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2(*7)	Korea	December 31	97.85	-
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Korea	December 31	25.00	-
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395(*7)	Korea	December 31	58.82	-
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	December 31	30.00	-
Eum Private Equity Fund No.7	Korea	December 31	21.00	-
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund	Korea	December 31	25.00	-
Kiwoom Hero No.4 Private Equity Fund	Korea	December 31	21.05	-
Vogo Canister Professional Trust Private Fund I	Korea	December 31	36.68	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(a) Investments in associates as of December 31, 2020 and 2019 are as follows (continued):

(*1) The latest financial statements are used for the equity method since the financial statements as of December 31, 2020 are not available. Significant trades and events occurred within the period are properly reflected.

(*2) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.

(*3) As a part of the rehabilitation process, the Group acquired shares through the conversion of equity investments, as the Group cannot exercise voting rights during the process, the Group has classified the shares as investments at fair value through profit or loss. The Group reclassified Securities at fair value through profit or loss to investments in associates as the reorganization procedures are completed and now the Group can normally exercise its voting rights to the investees.

(*4) As a managing partner, the Group has a significant influence over the investees.

(*5) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*6) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*7) Although the ownership interests are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*8) Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*9) For the year ended December 31, 2020, the name is changed from 'Lime Neptune Professional Private 6' to 'DB Epic Convertible bond Private Trust No.2'.

(*10) The rate of Group’s voting rights is 4.65%.

(*11) For the year ended December 31, 2020, it is incorporated into the consolidation target as it held control due to increased equity ratio.

(*12) It has a significant impact with a 50% or more stake. However, the full payment guarantee for the investment does not expose the variable profit. Therefore, the investment amount is classified as an investment assets in the associates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(b)Changes in investments in associates for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	52,586	-	(928)	(1,058)	-	50,600
Songrim Partners(*1)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund (*3)		16,384	(16,171)	(213)	-	-	-
Partners 4th Growth Investment Fund		14,917	(4,474)	1,515	-	-	11,958
KTB Newlake Global Healthcare PEF		11,280	(1,950)	74	-	-	9,404
Daekwang Semiconductor Co., Ltd.		3,388	-	243	-	-	3,631
Shinhan-Neoplux Energy Newbiz Fund(*4)		7,880	5,887	703	-	-	14,470
Shinhan-Albatross tech investment Fund		8,734	4,650	(62)	-	-	13,322
Plutus-SG Private Equity Fund		4,231	(5,230)	999	-	-	-
Eum Private Equity Fund No.3		3,574	(5,621)	2,050	-	-	3
KTB Confidence Private Placement		6,067	(6,063)	(4)	-	-	-
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		4,256	(772)	(3,484)	-	-	-
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,916	(48)	(8,868)	-	-	-
VOGO Debt Strategy Qualified INV Private		9,930	(1,700)	472	-	-	8,702
Shinhan-Midas Donga Secondary Fund		3,486	1,150	116	-	-	4,752
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,549	1,495	3,924	-	-	9,968
Synergy-Shinhan Mezzanine New Technology Investment Fund		3,912	(4,406)	494	-	-	-
Shinhan Praxis K-Growth Global Private Equity Fund		10,302	78	(435)	-	-	9,945
Credian Healthcare Private Equity Fund II		2,377	(4,937)	8,395	-	-	5,835
Kiwoom Milestone Professional Private Real Estate Trust 19		10,407	(265)	(224)	-	-	9,918
AIP EURO Green Private Real Estate Trust No.3		20,884	(1,189)	1,326	-	-	21,021
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,964	(26,907)	3,220	-	-	2,277
Shinhan Global Healthcare Fund 1		3,209	-	128	-	(3,337)	-
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,800	(1,359)	745	-	-	16,186
IBK AONE convertible 1		6,077	(6,048)	(29)	-	-	-
Rico synergy collabo Multi-Mezzanine 3		3,217	(3,221)	4	-	-	-
KB NA Hickory Private Special Asset Fund		35,930	(2,609)	1,617	-	-	34,938
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,562	(1,330)	386	-	-	18,618
BNP Paribas Cardif General Insurance		2,113	3,066	(1,244)	(40)	-	3,895
Axis Global Growth New Technology Investment Association		3,205	(2,920)	(285)	-	-	-
Hermes Private Investment Equity Fund		6,376	-	(277)	-	-	6,099
SHC ULMUS Fund No.1		3,149	(3,289)	140	-	-	-
Shinhan-Nvestor Liquidity Solution Fund		4,865	(1,004)	632	-	-	4,493
Shinhan AIM FoF Fund 1a		7,242	1,324	194	-	-	8,760
IGIS Global Credit Fund 150-1		9,718	(4,002)	1,566	-	-	7,282

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2020 and 2019 are as follows

(continued):

		December 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
GX Shinhan Intervest 1st Private Equity Fund	~~W~~	33,166	(54,515)	21,349	-	-	-
Soo Commerce Platform Growth Fund		6,343	(8,474)	3,278	-	-	1,147
Partner One Value up I Private Equity Fund		11,891	(20)	(92)	-	-	11,779
Genesis No.1 Private Equity Fund		51,150	388	28,575	-	-	80,113
GMB ICT New Technology Investment Fund		7,854	(7,853)	(1)	-	-	-
Korea Omega Project Fund III		3,016	-	547	-	-	3,563
Soo Delivery Platform Growth Fund		8,922	(7,929)	3,075	-	-	4,068
Genesis North America Power Company No.1 PEF		18,275	(3,869)	2,577	-	-	16,983
Hyungje art printing (*1)		-	-	-	-	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		20,712	(10,794)	664	-	-	10,582
Shinhan-Rhinos 1 Fund		3,029	(1,004)	574	-	-	2,599
Pacific Private Investment Trust No.20		4,076	(1,289)	212	-	-	2,999
Susung Mezzanine project P1 Private Investment Trust		5,128	(3,613)	(170)	-	-	1,345
Korea Finance Security		3,235	-	(180)	-	-	3,055
Multimedia Tech Co.Ltd (*1)		19	-	(19)	-	-	-
MIEL CO.,LTD (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		31,580	1,366	47	-	-	32,993
DB Epic Convertiblebond Private Trust No.2		5,063	202	520	-	-	5,785
PCC S/W 2nd Fund		3,001	(3,328)	327	-	-	-
E&Healthcare Investment Fund No.6		7,776	-	7,387	-	-	15,163
One Shinhan Global Fund1		4,441	-	(412)	-	-	4,029
Kiwoom-Shinhan Innovation Fund I		7,284	7,500	1,185	-	-	15,969
Daishin-K&T New Technology Investment Fund		7,057	-	(57)	-	-	7,000
Midas Asset Global CRE Debt Private Fund No.6		23,731	21,537	2,121	-	-	47,389
Richmond Private Investment Trust No.82		15,120	(855)	784	-	-	15,049
Tiger Alternative Real Estate Professional Private5		19,820	(1,376)	55	-	-	18,499
Samchully Midstream Private Placement Special Asset Fund 5-4		30,742	(968)	(956)	-	-	28,818
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		53,831	9,253	2,532	-	-	65,616
AUCTUS FITRIN Corporate Recovery Private Equity Fund		14,358	(14,484)	126	-	-	-
NH-Amundi Global Infrastructure Trust 14		18,497	(460)	782	-	-	18,819

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2020 and 2019 are as follows

(continued):

		December 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Pacific Private Real Estate Fund Investment Trust No.30 (*3)	~~W~~	14,816	(15,374)	558	-	-	-
Jarvis Memorial Private Investment Trust 1		10,166	(763)	640	-	-	10,043
Mastern Private Private Invetstment Trust 68		9,999	(460)	471	-	-	10,010
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		4,397	30,510	734	-	-	35,641
Milestone Private Real Estate Fund 3 (Derivative Type)		17,186	(838)	2,180	-	-	18,528
IGIS Private Real Estate Investment Trust 286		9,768	(1,361)	437	-	-	8,844
Nomura-Rifa Private Real Estate Investment Trust 31		8,914	(932)	425	-	-	8,407
Lime Pricing Private Equity Fund		8,300	(8,217)	(83)	-	-	-
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		41,991	(29,980)	1,312	-	-	13,323
DS Solid.II Hedge Fund		4,123	(6,397)	2,274	-	-	-
Hana Semiconductor New Technology Fund		12,856	(2,557)	13,832	-	-	24,131
J&Magnet Startup Venture Specialized Private Equity Fund		5,979	(2,151)	2,107	-	-	5,935
Cape IT Fund No.3		9,967	(580)	1,262	-	-	10,649
FuturePlay-Shinhan TechInnovation Fund 1		868	3,661	(234)	-	-	4,295
Stonebridge Corporate 1st Fund		2,981	-	258	-	-	3,239
Vogo Realty Partners Private Real Estate Fund V		10,376	(566)	1,017	-	-	10,827
IL GU FARM CO.,LTD (*1)		-	-	-	-	-	-
Korea Credit Bureau		6,812	(90)	254	-	-	6,976
Goduck Gangil1 PFV Co., Ltd (*1)		48	-	(48)	-	-	-
SBC PFV Co., Ltd		20,000	-	(1,792)	-	-	18,208
Sprott Global Renewable Private Equity Fund II		19,016	(18,909)	(107)	-	-	-
NH-amundi global infra private fund 16		48,158	(1,236)	(3,083)	-	-	43,839
IMM Global Private Equity Fund		28,925	90,776	1,154	-	-	120,855
HANA Alternative Estate Professional Private122		26,205	(644)	4,070	-	-	29,631
Hanwha-Incus Plus New Technology Fund No.1		5,499	-	5,527	-	-	11,026
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		51,293	(1,613)	1,530	-	-	51,210
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		150,317	127,753	8,461	-	-	286,531
PSA EMP Private Equity Fund		9,927	(278)	165	-	-	9,814
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,463	(239)	177	-	-	29,401
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		5,727	(5,727)	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2020 and 2019 are as follows

(continued):

		December 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]	~~W~~	5,729	(5,729)	-	-	-	-
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,065	-	376	-	-	3,441
VISION US Muni US Local Debt Opportunities Professional Private1(*3)		9,869	(10,032)	163	-	-	-
UI Venture Fund 7th		-	3,000	279	-	-	3,279
Sparklabs-Shinhan Opportunity Fund 1		-	4,999	(167)	-	-	4,832
BNW Tech-Innovation Private Equity Fund		-	6,000	(58)	-	-	5,942
IGIS Real-estate Private Investment Trust No.33		-	13,945	154	-	-	14,099
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust.		-	3,000	2	-	-	3,002
WWG Global Real Estate Investment Trust no.4		-	16,874	878	-	-	17,752
Fidelis Global Private Real Estate Trust No.2		-	18,582	903	-	-	19,485
IGIS PRIVATE REAL ESTATE TRUST NO.331		-	3,932	(167)	-	-	3,765
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		-	45,082	3,262	-	-	48,344
Pebblestone CGV Private Real Estate Trust No.1		-	12,793	553	-	-	13,346
Shinhan AIM Real Estate Fund No.2(*2)		-	36,186	(7,652)	-	(6,070)	22,464
Shinhan AIM Real Estate Fund No.1(*2)		-	45,415	1,530	-	-	46,945
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business](*2)		-	32,258	686	-	-	32,944
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business](*2)		-	22,003	(1,101)	-	-	20,902
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)		-	7,273	(581)	-	-	6,692
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative](*2)		-	4,859	(14)	-	-	4,845
Korea Omega-Shinhan Project Fund I		-	6,000	(69)	-	-	5,931
New Green Shinhan Mezzanine Fund		-	4,000	916	-	-	4,916
KORAMKO-Daum Professional Private Investment Trust No.12		-	6,930	598	-	-	7,528
Samsung SRA Real Estate Professional Private 45[FoFs]		-	10,701	(35)	-	-	10,666
IBK Global New Renewable Energy Special Asset Professional Private2		-	29,177	3,172	-	-	32,349
VS Cornerstone Fund		-	3,500	(36)	-	-	3,464
Aone Mezzanine Opportunity Professional Private		-	8,000	1,580	-	-	9,580
KiwoomUnicorn3New Technology Business Investment Fund		-	3,000	1,283	-	-	4,283

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2020 and 2019 are as follows

(continued):

		December 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Multi Asset The United States Thortons Professional Private1(*2)	~~W~~	-	44,202	(2,762)	-	-	41,440
Kiwoom Milestone US Real Estate Professional Private20		-	49,791	1,721	-	-	51,512
NH-Amundi US Infrastructure Private Fund2(*2)		-	24,647	783	-	-	25,430
KB Distribution Private Real Estate1(*2)		-	29,984	714	-	-	30,698
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business](*2)		-	19,968	744	-	-	20,712
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative](*2)		-	28,251	898	-	-	29,149
Kakao-Shinhan 1st TNYT Fund		-	6,000	(319)	-	-	5,681
IMM Special Situation 1-2 PRIVATE EQUITY FUND		-	10,000	870	-	-	10,870
Pacific Private Placement Real Estate Fund No.40		-	11,273	374	-	-	11,647
Mastern Private Real Estate Loan Fund No.2		-	5,740	(48)	-	-	5,692
LB Scotland Amazon Fulfillment Center Fund 29		-	30,753	429	-	-	31,182
JR AMC Hungary Budapest Office Fund 16		-	11,380	824	-	-	12,204
IGIS 372 Real Estate Professional Private		-	58,200	(1,365)	-	-	56,835
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund(*4)		-	4,058	(228)	-	-	3,830
Future-Creation Neoplux Venture Capital Fund(*4)		-	4,204	(408)	-	-	3,796
Gyeonggi-Neoplux Superman Fund(*4)		-	7,665	(1,266)	-	-	6,399
NewWave 6th Fund(*4)		-	6,242	(92)	-	-	6,150
Neoplux No.3 Private Equity Fund(*4)		-	10,825	(530)	-	-	10,295
PCC Amberstone Private Equity Fund I(*2)		-	22,066	414	-	-	22,480
KIAMCO POWERLOAN TRUST 4TH		-	43,390	565	-	-	43,955
Mastern Opportunity Seeking Real Estate Fund II		-	19,508	291	-	-	19,799
AION ELFIS PROFESSIONAL PRIVATE 1		-	5,000	528	-	-	5,528
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		-	4,500	(47)	-	-	4,453
Neoplux Market-Frontier Secondary Fund(*4)		-	10,974	571	-	-	11,545
Synergy Green New Deal 1st New Technology Business Investment Fund		-	10,000	8	-	-	10,008
KAIM Real-estate Private Investment Trust 20		-	5,000	98	-	-	5,098
KIAMCO Vietnam Solar Special Asset Private Investment Trust		-	8,150	(202)	-	-	7,948
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		-	3,125	-	-	-	3,125
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		-	44,780	(9)	(177)	-	44,594

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2020 and 2019 are as follows

(continued):

		December 31, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2	~~W~~	-	44,780	(9)	(177)	-	44,594
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		-	16,000	(145)	-	-	15,855
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		-	30,000	(356)	-	-	29,644
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		-	21,142	-	-	-	21,142
Eum Private Equity Fund No.7		-	7,872	-	-	-	7,872
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		-	5,034	-	-	-	5,034
Kiwoom Hero No.4 Private Equity Fund		-	4,707	-	-	-	4,707
Vogo Canister Professional Trust Private Fund I(*2)		-	43,975	-	-	-	43,975
Others		85,517	25,964	19,814	(5)	-	131,292
	~~W~~	1,452,861	1,056,236	159,533	(1,457)	(9,407)	2,657,768

(*1) The Group has stopped recognizing its equity method income or loss due to carrying amount of '0'.

(*2) Classified as investments in associates without cash transactions.

(*3) For the year ended December 31, 2020, it is incorporated into the consolidation target as it held control due to increased equity ratio.

(*4) For the year ended December 31, 2020, it is incorporated into the investments in associates as Neoplux Co., Ltd.. is incorporated into the consolidation target.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2020 and 2019 are as follows

(continued):

		December 31, 2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	49,816	(373)	(517)	3,660	-	52,586
Songrim Partners.(*1)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund		18,738	(1,661)	(693)	-	-	16,384
Partners 4th Growth Investment Fund		16,612	(1,219)	(476)	-	-	14,917
KTB Newlake Global Healthcare PEF		9,885	1,500	(105)	-	-	11,280
Daekwang Semiconductor Co., Ltd.		3,334	-	52	2	-	3,388
Shinhan-Neoplux Energy Newbiz Fund		3,974	4,200	(294)	-	-	7,880
Shinhan-Albatross tech investment Fund		8,908	-	132	(306)	-	8,734
KCLAVIS Meister Fund No.17		3,083	(1,801)	(84)	-	-	1,198
Plutus-SG Private Equity Fund		4,252	(132)	111	-	-	4,231
SG ARGES Private Equity Fund No.1		4,341	(4,796)	455	-	-	-
Eum Private Equity Fund No.3		4,889	(2,476)	1,161	-	-	3,574
KTB Confidence Private Placement		5,302	(215)	980	-	-	6,067
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		5,432	(1,266)	90	-	-	4,256
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,429	242	245	-	-	8,916
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		4,831	4,820	279	-	-	9,930
Platform Partners brick save Private Investment trust		8,120	(8,197)	77	-	-	-
Shinhan-Midas Donga Secondary Fund		2,061	1,750	(325)	-	-	3,486
ShinHan – Soo Young Entrepreneur Investment Fund No.1		2,554	1,968	27	-	-	4,549
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,149	(6,492)	255	-	-	3,912
Shinhan Praxis K-Growth Global Private Equity Fund		16,527	(8,745)	2,520	-	-	10,302
Credian Healthcare Private Equity Fund II		4,553	(2,526)	350	-	-	2,377
Kiwoom Milestone Professional Private Real Estate Trust 19		10,419	(241)	229	-	-	10,407
AIP EURO Green Private Real Estate Trust No.3		20,544	(1,248)	1,588	-	-	20,884
Brain Professional Private Trust No.4		5,244	(5,175)	(69)	-	-	-
Hanhwa US Equity Strategy Private Real Estate Fund No.1		26,232	(1,866)	1,598	-	-	25,964
Brain KS Qualified Privately Placed Fund No.6		5,097	(5,041)	(56)	-	-	-
Shinhan Global Healthcare Fund 1		3,285	-	(76)	-	-	3,209

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2020 and 2019 are as follows

(continued):

		December 31, 2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
JB Power TL Investment Type Private Placement Special Asset Fund 7	~~W~~	17,484	(1,513)	829	-	-	16,800
IBK AONE convertible 1		5,906	-	171	-	-	6,077
Rico synergy collabo Multi-Mezzanine 3		5,290	(2,501)	428	-	-	3,217
KB NA Hickory Private Special Asset Fund		34,360	445	1,125	-	-	35,930
GB Professional Private Investment Trust 6		8,588	(8,588)	-	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,616	(1,458)	2,404	-	-	19,562
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,370	(14,325)	(45)	-	-	-
Shinhan-Stonebridge Petro PEF		18,681	(19,589)	909	-	-	1
BNP Paribas Cardif General Insurance		3,423	-	(1,296)	(14)	-	2,113
Axis Global Growth New Technology Investment Association		4,875	(1,592)	(78)	-	-	3,205
Polaris No7 Start up and Venture Private Equity Fund		4,338	(2,300)	265	-	-	2,303
Hermes Private Investment Equity Fund		7,065	-	(689)	-	-	6,376
SHC ULMUS Fund No.1		2,890	-	259	-	-	3,149
Shinhan-Nvestor Liquidity Solution Fund		2,689	2,700	(524)	-	-	4,865
Shinhan AIM FoF Fund 1a		4,351	2,363	528	-	-	7,242
Daishin Heim Qualified Investor Private Investment Trust No.1808		10,126	(10,297)	171	-	-	-
Heungkuk High Class Professional Trust Private Fund 37		9,438	(9,505)	67	-	-	-
IGIS Global Credit Fund 150-1		8,896	781	41	-	-	9,718
GX Shinhan Intervest 1st Private Equity Fund		31,831	-	1,335	-	-	33,166
Soo Commerce Platform Growth Fund		6,378	-	(35)	-	-	6,343
Partner One Value up I Private Equity Fund		11,939	-	(48)	-	-	11,891
Genesis No.1 Private Equity Fund		45,758	404	4,988	-	-	51,150
GMB ICT New Technology Investment Fund		7,934	-	(80)	-	-	7,854
Korea Omega Project Fund III		1,992	-	1,024	-	-	3,016
Soo Delivery Platform Growth Fund		8,983	(171)	110	-	-	8,922
Genesis North America Power Company No.1 PEF		20,824	(4,035)	1,486	-	-	18,275
Hyungje art printing(*1)		-	-	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2020 and 2019 are as follows

(continued):

		December 31, 2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	~~W~~	6,204	14,147	361	-	-	20,712
Shinhan-Rhinos 1 Fund		-	3,000	29	-	-	3,029
Pacific Private Investment Trust No.20		-	3,819	257	-	-	4,076
Susung Mezzanine project P1 Private Investment Trust		-	4,000	1,128	-	-	5,128
Korea Finance Security (*2)		-	3,448	(213)	-	-	3,235
MIEL CO.,LTD(*3)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		-	31,136	444	-	-	31,580
Lime Neptune Professional Private 6		-	5,000	63	-	-	5,063
PCC S/W 2nd Fund		-	3,000	1	-	-	3,001
E&Healthcare Investment Fund No.6		-	7,030	746	-	-	7,776
One Shinhan Global Fund 1		-	4,520	(79)	-	-	4,441
Kiwoom-Shinhan Innovation Fund I		-	7,500	(216)	-	-	7,284
Daishin-K&T New Technology Investment Fund		-	7,000	57	-	-	7,057
Midas Asset Global CRE Debt Private Fund No.6		-	23,194	537	-	-	23,731
Richmond Private Investment Trust No.82		-	14,569	551	-	-	15,120
Tiger Alternative Real Estate Professional Private5		-	19,876	(56)	-	-	19,820
Samchully Midstream Private Placement Special Asset Fund 5-4		-	29,436	1,306	-	-	30,742
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	52,048	1,783	-	-	53,831
AUCTUS FITRIN Corporate Recovery Private Equity Fund		-	14,250	108	-	-	14,358
NH-Amundi Global Infrastructure Trust 14		-	17,769	728	-	-	18,497
Pacific Private Real Estate Fund Investment Trust No.30		-	14,236	580	-	-	14,816
Jarvis Memorial Private Investment Trust 1		-	9,888	278	-	-	10,166
Mastern Private Private Investment Trust 68		-	9,764	235	-	-	9,999
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		-	4,434	(37)	-	-	4,397
Milestone Private Real Estate Fund 3 (Derivative Type)		-	17,016	170	-	-	17,186
IGIS Private Real Estate Investment Trust 286 (2 class)		-	10,100	(332)	-	-	9,768
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		-	9,018	(104)	-	-	8,914
Lime Pricing Private Equity Fund		-	8,400	(100)	-	-	8,300

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2020 and 2019 are as follows

(continued):

		December 31, 2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	~~W~~	-	39,376	2,615	-	-	41,991
DS Solid.II Hedge Fund		-	4,300	(177)	-	-	4,123
Hana Semiconductor New Technology Fund		-	13,000	(144)	-	-	12,856
J&Magnet Startup Venture Specialized Private Equity Fund		-	6,000	(21)	-	-	5,979
Cape IT Fund No.3		-	10,000	(33)	-	-	9,967
Vogo Realty Partners Private Real Estate Fund V		-	10,611	(235)	-	-	10,376
IL GU FARM CO.,LTD		-	-	-	-	-	-
Korea Credit Bureau(*2)		-	4,500	2,312	-	-	6,812
SBC PFV Co., Ltd		-	20,000	-	-	-	20,000
Sprott Global Renewable Private Equity Fund II		-	20,131	(1,115)	-	-	19,016
NH-amundi global infra private fund 16		-	49,530	(1,372)	-	-	48,158
IMM Global Private Equity Fund		-	28,945	(20)	-	-	28,925
HANA Alternative Estate Professional Private122		-	28,487	(2,282)	-	-	26,205
Hanwha-Incus Plus New Technology Fund No.1		-	5,500	(1)	-	-	5,499
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		-	51,293	-	-	-	51,293
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		-	146,045	4,272	-	-	150,317
PSA EMP Private Equity Fund		-	10,000	(73)	-	-	9,927
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		-	28,314	1,149	-	-	29,463
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		-	5,727	-	-	-	5,727
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		-	5,729	-	-	-	5,729
BRAIN DO PROFESSIONALE PRIVATE No. 27		-	3,000	65	-	-	3,065
VISION US Muni US Local Debt Opportunities Professional Private1(S)		-	9,500	369	-	-	9,869
Others		81,490	(14,513)	18,954	-	-	85,931
	~~W~~	671,330	724,902	53,287	3,342	-	1,452,861

(*1) The Group has stopped recognizing its equity method income or loss due to carrying amount of '0'.

(*2) Classified as investments in associates without cash transactions.

(*3) No gains or losses from the equity method investees have been recognized after the acquisition of a debt-equity swap in 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	3,526,148	3,188,562	38,669	(6,555)	(7,052)	(13,607)
Songrim Partners		1,003	1,065	548	-	-	-
Partners 4th Growth Investment Fund		48,678	846	7,231	6,059	-	6,059
KTB Newlake Global Healthcare PEF		31,005	225	598	244	-	244
Daekwang Semiconductor Co., Ltd.		23,682	6,339	3,836	1,163	-	1,163
Shinhan-Neoplux Energy Newbiz Fund		44,615	25	4,221	1,749	-	1,749
Shinhan-Albatross tech investment Fund		27,685	385	982	594	-	594
Eum Private Equity Fund No.3		20	4	13,445	9,875	-	9,875
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		1	1	89	89	-	89
Meritz AI-SingA330-B Investment Type Private Private Placement Special Asset Fund		2	2	363	361	-	361
VOGO Debt Strategy Qualified INV Private		43,540	28	6,361	2,359	-	2,359
Shinhan-Midas Donga Secondary Fund		9,504	-	365	233	-	233
ShinHan – Soo Young Entrepreneur Investment Fund No.1		41,532	-	16,561	16,349	-	16,349
Shinhan Praxis K-Growth Global Private Equity Fund		52,890	183	201	(2,306)	-	(2,306)
Credian Healthcare Private Equity Fund II		17,141	15	25,926	24,638	-	24,638
Kiwoom Milestone Professional Private Real Estate Trust 19		58,393	38,558	2,772	(449)	-	(449)
AIP EURO Green Private Real Estate Trust No.3		98,866	86	6,893	6,231	-	6,231
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,798	721	32,667	7,180	-	7,180
Shinhan Global Healthcare Fund 1		55	2,104	1,034	(74,736)	-	(74,736)
JB Power TL Investment Type Private Placement Special Asset Fund 7		48,605	45	23,547	2,251	-	2,251
KB NA Hickory Private Special Asset Fund		93,236	69	13,464	4,312	-	4,312
Koramco Europe Core Private Placement Real Estate Fund No.2-2		46,239	3,948	4,920	877	-	877
BNP Paribas Cardif General Insurance		85,278	33,063	23,632	(7,972)	(161)	(8,133)
Hermes Private Investment Equity Fund		20,919	8	11	(948)	-	(948)
Shinhan-Nvestor Liquidity Solution Fund		18,032	-	2,704	2,537	-	2,537
Shinhan AIM FoF Fund 1a		35,060	20	4,378	777	-	777
IGIS Global Credit Fund 150-1		29,153	24	10,076	6,263	-	6,263
Soo Commerce Platform Growth Fund		4,661	3	13,172	13,314	-	13,314
Partner One Value up I Private Equity Fund		42,205	-	457	(329)	-	(329)
Genesis No.1 Private Equity Fund		382,353	31,024	158,070	125,312	-	125,312

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2020 and 2019 are as follows(continued):

		December 31, 2020
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Korea Omega Project Fund III	~~W~~	15,141	-	2,383	2,323	-	2,323
Soo Delivery Platform Growth Fund		13,563	3	11,300	10,249	-	10,249
Genesis North America Power Company No.1 PEF		48,221	5,727	6,976	6,449	-	6,449
Hyungje art printing		866	1,130	253	-	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		46,514	1,164	11,240	2,846	-	2,846
Shinhan-Rhinos 1 Fund		11,561	1	2,784	2,554	-	2,554
Pacific Private Investment Trust No.20		13,805	11	974	974	-	974
Susung Mezzanine project P1 Private Investment Trust		3,220	-	3,412	(373)	-	(373)
Korea Finance Security		37,522	17,032	118,906	(1,174)	-	(1,174)
Multimedia Tech Co.Ltd		593	662	555	(158)	-	(158)
MIEL CO.,LTD		474	559	585	(169)	-	(169)
AIP Transportation Specialized Privately Placed Fund Trust #1		92,454	101	17,221	132	-	132
DB Epic Convertiblebond Private Trust No.2		11,382	34	1,169	1,021	-	1,021
E&Healthcare Investment Fund No.6		72,023	-	36,332	33,844	-	33,844
One Shinhan Global Fund1		22,244	-	92	(406)	-	(406)
Kiwoom-Shinhan Innovation Fund I		32,096	158	2,984	2,371	-	2,371
Daishin-K&T New Technology Investment Fund		55,501	33,101	64	(183)	-	(183)
Midas Asset Global CRE Debt Private Fund No.6		115,240	118	7,041	5,153	-	5,153
Richmond Private Investment Trust No.82		49,961	24,879	1,658	1,306	-	1,306
Tiger Alternative Real Estate Professional Private5		38,064	86	7,827	113	-	113
Samchully Midstream Private Placement Special Asset Fund 5-4		67,177	36	8,012	(2,228)	-	(2,228)
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		327,973	56	13,607	12,656	-	12,656
NH-Amundi Global Infrastructure Trust 14		62,729	1	7,216	2,606	-	2,606
Jarvis Memorial Private Investment Trust 1		10,147	4	651	647	-	647
Mastern Private Private Invetstment Trust 68		18,620	-	878	877	-	877
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		59,422	20	6,374	1,224	-	1,224
Milestone Private Real Estate Fund 3		57,792	2	7,083	6,797	-	6,797
IGIS Private Real Estate Investment Trust 286		74,406	53,065	5,298	696	-	696
Nomura-Rifa Private Real Estate Investment Trust 31		98,291	71,442	7,584	1,356	-	1,356
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		62,682	45	6,511	6,169	-	6,169

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2020 and 2019 are as follows(continued):

		December 31, 2020
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Hana Semiconductor New Technology Fund	~~W~~	111,661	12,346	70,303	56,926	-	56,926
J&Magnet Startup Venture Specialized Private Equity Fund		24,381	50	8,291	8,638	-	8,638
Cape IT Fund No.3		32,448	75	4,145	3,837	-	3,837
FuturePlay-Shinhan TechInnovation Fund 1		8,621	31	5	(469)	-	(469)
Stonebridge Corporate 1st Fund		7,342	1	679	584	-	584
Vogo Realty Partners Private Real Estate Fund V		50,139	99	8,137	4,701	-	4,701
Korea Credit Bureau		114,571	37,062	93,275	3,992	-	3,992
Goduck Gangil1 PFV Co., Ltd		334,349	348,276	-	(10,065)	-	(10,065)
SBC PFV Co., Ltd		119,994	7,199	-	(7,169)	-	(7,169)
NH-amundi global infra private fund 16		87,908	230	20,499	(6,215)	-	(6,215)
IMM Global Private Equity Fund		367,570	1,368	17,222	2,995	-	2,995
HANA Alternative Estate Professional Private122		39,449	38	6,836	5,487	-	5,487
Hanwha-Incus Plus New Technology Fund No.1		25,860	-	13,169	12,961	-	12,961
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		198,644	87,218	4,479	3,329	-	3,329
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		395,815	-	14,737	11,688	-	11,688
PSA EMP Private Equity Fund		33,953	97	8	(393)	-	(393)
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		57,026	784	13,342	339	-	339
BRAIN DO PROFESSIONALE PRIVATE No. 27		11,827	12	1,414	1,292	-	1,292
UI Venture Fund 7th		13,466	21	2,044	1,145	-	1,145
Sparklabs-Shinhan Opportunity Fund 1		9,760	-	-	(340)	-	(340)
BNW Tech-Innovation Private Equity Fund		20,119	213	45	(194)	-	(194)
IGIS Real-estate Private Investment Trust No.33		88,319	53,812	1,570	378	-	378
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust		9,505	-	5	5	-	5
WWG Global Real Estate Investment Trust no.4		60,083	12	8,431	2,971	-	2,971
Fidelis Global Private Real Estate Trust No.2		24,901	2	1,902	1,214	-	1,214
IGIS PRIVATE REAL ESTATE TRUST NO.331		57,655	45,417	20	(388)	-	(388)
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		173,538	783	40,882	13,425	-	13,425
Pebblestone CGV Private Real Estate Trust No.1		63,907	36,405	7,451	1,141	-	1,141
Shinhan AIM Real Estate Fund No.2		75,018	138	7,611	(45,741)	-	(45,741)
Shinhan AIM Real Estate Fund No.1		223,471	28	22,855	7,284	-	7,284

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2020 and 2019 are as follows(continued):

		December 31, 2020
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]	~~W~~	149,686	75	3,342	3,117	-	3,117
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business]		71,774	169	4,948	(3,773)	-	(3,773)
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		9,380	12	576	(814)	-	(814)
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative]		61,389	45,239	47,240	(46)	-	(46)
Korea Omega-Shinhan Project Fund I		11,861	-	-	(139)	-	(139)
New Green Shinhan Mezzanine Fund		12,538	1	2,387	2,337	-	2,337
KORAMKO-Daum Professional Private Investment Trust No.12		22,740	157	1,949	1,792	-	1,792
Samsung SRA Real Estate Professional Private 45[FoFs]		42,895	230	4,155	(355)	-	(355)
IBK Global New Renewable Energy Special Asset Professional Private2		116,284	4,679	19,514	10,943	-	10,943
VS Cornerstone Fund		8,413	-	2	(87)	-	(87)
Aone Mezzanine Opportunity Professional Private		14,530	40	2,507	2,390	-	2,390
KiwoomUnicorn3New Technology Business Investment Fund		20,132	-	6,112	6,031	-	6,031
Multi Asset The United States Thortons Professional Private1		165,775	15	2,111	671	-	671
Kiwoom Milestone US Real Estate Professional Private20		68,591	157	3,508	2,286	-	2,286
NH-Amundi US Infrastructure Private Fund2		99,409	1,248	16,758	3,025	-	3,025
KB Distribution Private Real Estate1		50,013	500	1,174	1,151	-	1,151
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business]		71,647	54	2,677	2,571	-	2,571
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]		97,412	248	5,176	2,993	-	2,993
Kakao-Shinhan 1st TNYT Fund		12,014	331	2	(657)	-	(657)
IMM Special Situation 1-2 PRIVATE EQUITY FUND		54,328	33	4,378	4,344	-	4,344
Pacific Private Placement Real Estate Fund No.40		145,123	98,029	2,554	1,511	-	1,511
Mastern Private Real Estate Loan Fund No.2		17,156	201	98	(143)	-	(143)
LB Scotland Amazon Fulfillment Center Fund 29		44,483	28	1,975	612	-	612
JR AMC Hungary Budapest Office Fund 16		38,581	1,112	2,531	2,531	-	2,531

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2020 and 2019 are as follows(continued) :

		December 31, 2020
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
IGIS 372 Real Estate Professional Private	~~W~~	628,769	428,577	10,221	(4,808)	-	(4,808)
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund		18,460	2,824	1,673	240	-	240
Future-Creation Neoplux Venture Capital Fund		27,271	4,137	7,270	4,300	-	4,300
Gyeonggi-Neoplux Superman Fund		31,898	186	533	(212)	-	(212)
NewWave 6th Fund		20,501	-	2,757	1,528	-	1,528
Neoplux No.3 Private Equity Fund		103,712	756	9,114	(7,108)	-	(7,108)
PCC Amberstone Private Equity Fund I		104,930	1,194	12,280	5,501	-	5,501
KIAMCO POWERLOAN TRUST 4TH		92,817	23	815	1,193	-	1,193
Mastern Opportunity Seeking Real Estate Fund II		99,087	93	1,391	1,453	-	1,453
AION ELFIS PROFESSIONAL PRIVATE 1		27,672	30	2,710	2,642	-	2,642
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		15,074	73	-	(160)	-	(160)
Neoplux Market-Frontier Secondary Fund		56,363	1,636	1,359	(339)	-	(339)
Synergy Green New Deal 1st New Technology Business Investment Fund		35,539	12	39	27	-	27
KAIM Real-estate Private Investment Trust 20		13,254	-	254	254	-	254
KIAMCO Vietnam Solar Special Asset Private Investment Trust		15,902	6	-	(404)	-	(404)
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		5,010	10	10	-	-	-
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		45,582	9	-	(9)	-	(9)
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		45,582	9	-	(9)	-	(9)
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		141,811	93,336	1	1,290	-	1,290
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		116,853	66,459	-	(605)	-	(605)
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		70,487	14	194	180	-	180
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		20,174	40	4,210	4,134	-	4,134
Kiwoom Hero No.4 Private Equity Fund		22,359	1	-	3,358	-	3,358
Vogo Canister Professional Trust Private Fund I		119,968	76	17,022	4,148	-	4,148

(*) Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2020 and 2019 are as follows(continued):

		December 31, 2019
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)

BNP Paribas Cardif Life Insurance	~~W~~	3,896,875	3,545,682	37,067	(3,919)	24,402	20,483
Neoplux Technology Valuation Investment Fund		49,890	738	3,953	(2,078)	-	(2,078)
Partners 4th Growth Investment Fund		60,775	1,106	14	(1,904)	-	(1,904)
KTB Newlake Global Healthcare PEF		37,187	151	387	(349)	-	(349)
Daekwang Semiconductor Co., Ltd.		23,507	7,328	1,248	248	9	257
Shinhan-Neoplux Energy Newbiz Fund		33,791	18	26	(1,259)	-	(1,259)
Shinhan-Albatross tech investment Fund		17,681	182	1,263	551	(917)	(366)
KCLAVIS Meister Fund No.17		4,689	96	425	(322)	-	(322)
Plutus-SG Private Equity Fund		16,006	138	700	419	-	419
Eum Private Equity Fund No.3		17,243	27	6,305	5,604	-	5,604
KTB Confidence Private Placement		19,369	64	7,328	3,122	-	3,122
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		17,821	1	1,280	377	-	377
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		44,228	2	3,445	1,217	-	1,217
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		49,683	33	4,198	1,391	-	1,391
Shinhan-Midas Donga Secondary Fund		6,973	1	88	(651)	-	(651)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		18,963	9	1,656	113	-	113
Synergy-Shinhan Mezzanine New Technology Investment Fund		8,266	51	834	535	-	535
Shinhan Praxis K-Growth Global Private Equity Fund		54,786	185	27,588	13,361	-	13,361
Credian Healthcare Private Equity Fund II		7,001	24	1,542	1,031	-	1,031
Kiwoom Milestone Professional Private Real Estate Trust 19		59,559	38,744	3,100	470	-	470
AIP EURO Green Private Real Estate Trust No.3		98,221	86	18,362	7,462	-	7,462
Hanhwa US Equity Strategy Private Real Estate Fund No.1		59,652	1,750	14,838	3,742	-	3,742
Shinhan Global Healthcare Fund 1		73,388	701	5,480	(1,722)	-	(1,722)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
JB Power TL Investment Type Private Placement Special Asset Fund 7	~~W~~	50,468	66	15,476	2,487	-	2,487
IBK AONE convertible 1		12,861	0	1,515	410	-	410
Rico synergy collabo Multi-Mezzanine 3		6,433	2	1,296	856	-	856
KB NA Hickory Private Special Asset Fund		96,289	476	16,132	2,489	-	2,489
Koramco Europe Core Private Placement Real Estate Fund No.2-2		46,742	2,304	9,328	5,462	-	5,462
Shinhan-Stonebridge Petro PEF		1,388	1,350	52,928	49,878	-	49,878
BNP Paribas Cardif General Insurance		43,064	21,936	17,613	(12,962)	(136)	(13,098)
Axis Global Growth New Technology Investment Association		10,064	-	1	(244)	-	(244)
Polaris No7 Start up and Venture Private Equity Fund		8,113	52	1,037	928	-	928
Hermes Private Investment Equity Fund		21,954	95	45	(2,366)	-	(2,366)
SHC ULMUS Fund No.1		10,706	-	1,073	881	-	881
Shinhan-Nvestor Liquidity Solution Fund		19,524	-	209	(2,101)	-	(2,101)
Shinhan AIM FoF Fund 1a		28,987	20	5,556	2,111	-	2,111
IGIS Global Credit Fund 150-1		38,912	38	2,674	166	-	166
GX Shinhan Intervest 1st Private Equity Fund		131,237	-	6,689	5,283	-	5,283
Soo Commerce Platform Growth Fund		25,765	3	36	(140)	-	(140)
Partner One Value up I Private Equity Fund		42,602	-	457	(173)	-	(173)
Genesis No.1 Private Equity Fund		224,322	7	23,180	21,872	-	21,872
GMB ICT New Technology Investment Fund		29,359	-	2	(298)	-	(298)
Korea Omega Project Fund III		12,818	-	4,432	4,351	-	4,351
Soo Delivery Platform Growth Fund		29,743	3	675	367	-	367
Genesis North America Power Company No.1 PEF		46,041	281	4,323	3,756	-	3,756
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		89,450	687	4,262	1,546	-	1,546
Shinhan-Rhinos 1 Fund		13,474	-	143	129	-	129
Pacific Private Investment Trust No.20		18,764	15	1,247	1,187	-	1,187
Susung Mezzanine project P1 Private Investment Trust		10,023	351	22	(91)	-	(91)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Korea Finance Security	~~W~~	32,079	10,386	64,964	(1,297)	-	(1,297)
AIP Transportation Specialized Privately Placed Fund Trust #1		94,437	6,042	12,473	1,242	-	1,242
Lime Neptune Professional Private 6		10,166	41	460	125	-	125
PCC S/W 2nd Fund		10,154	-	151	4	-	4
E&Healthcare Investment Fund No.6		38,181	2	4,405	3,664	-	3,664
One Shinhan Global Fund 1		22,244	-	92	(406)	-	(406)
Kiwoom-Shinhan Innovation Fund I		14,719	151	13	(432)	-	(432)
Daishin-K&T New Technology Investment Fund		55,686	33,103	1,292	183	-	183
Midas Asset Global CRE Debt Private Fund No.6		118,438	70	3,907	2,677	-	2,677
Richmond Private Investment Trust No.82		50,079	24,879	1,155	919	-	919
Tiger Alternative Real Estate Professional Private5		40,792	103	1,628	(116)	-	(116)
Samchully Midstream Private Placement Special Asset Fund 5-4		71,680	55	14,423	3,015	-	3,015
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		269,203	48	8,854	8,289	-	8,289
AUCTUS FITRIN Corporate Recovery Private Equity Fund		67,222	218	1,187	449	-	449
NH-Amundi Global Infrastructure Trust 14		61,696	39	7,404	2,427	-	2,427
Pacific Private Real Estate Fund Investment Trust No.30		39,779	270	1,817	1,547	-	1,547
Jarvis Memorial Private Investment Trust 1		10,279	12	293	281	-	281
Mastern Private Private Investment Trust 68		18,600	2	533	437	-	437
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		7,336	7	214	(61)	-	(61)
Milestone Private Real Estate Fund 3 (Derivative Type)		53,610	3	603	532	-	532
IGIS Private Real Estate Investment Trust 286 (2 class)		75,372	51,870	2,838	(798)	-	(798)
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		99,976	71,507	2,383	(331)	-	(331)
Lime Pricing Private Equity Fund		32,231	118	10	(388)	-	(388)
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		197,536	119	12,963	12,296	-	12,296
DS Solid.II Hedge Fund		15,042	-	4	(605)	-	(605)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(c) The statement of financial information as of and for the years ended December 31, 2020 and 2019 are as follows (continued) :

		December 31, 2019
Investees		Asset	Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Hana Semiconductor New Technology Fund	~~W~~	52,905	-	73	(595)	-	(595)
J&Magnet Startup Venture Specialized Private Equity Fund		24,513	-	-	(87)	-	(87)
Cape IT Fund No.3		30,333	35	-	(101)	-	(101)
Vogo Realty Partners Private Real Estate Fund V		47,992	34	281	(1,084)	-	(1,084)
Korea Credit Bureau		95,764	20,075	66,314	10,604	-	10,604
SBC PFV Co., Ltd		120,000	40,000	-	-	-	-
Sprott Global Renewable Private Equity Fund II		82,721	3	1,416	(4,833)	-	(4,833)
NH-amundi global infra private fund 16		100,513	4,197	4,128	(2,744)	-	(2,744)
IMM Global Private Equity Fund		90,870	63	-	(63)	-	(63)
HANA Alternative Estate Professional Private122		34,897	45	1,561	(3,035)	-	(3,035)
Hanwha-Incus Plus New Technology Fund No.1		12,900	1	-	(1)	-	(1)
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		127,339	15,732	-	-	-	-
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		402,633	141,200	10,036	7,256	-	7,256
PSA EMP Private Equity Fund		34,535	285	1	(250)	-	(250)
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		57,088	728	2,735	2,198	-	2,198
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		22,926	641	-	-	-	-
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		23,865	1,329	-	-	-	-
BRAIN DO PROFESSIONALE PRIVATE No. 27		10,305	10	58	(5)	-	(5)
VISION US Muni US Local Debt Opportunities Professional Private1(S)		39,175	80	1,440	1,088	-	1,088

(*) Excluded the associates’ financial information that are not subject to recognizing equity method income or loss or financial information is not available.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	337,586	14.99	50,632	(32)	-	50,600
Songrim Partners(*1)		(62)	35.34	(22)	-	22	-
Partners 4th Growth Investment Fund		47,832	25.00	11,958	-	-	11,958
KTB Newlake Global Healthcare PEF(*2)		30,780	30.00	9,234	-	170	9,404
Daekwang Semiconductor Co., Ltd.		17,343	20.94	3,631	-	-	3,631
Shinhan-Neoplux Energy Newbiz Fund		44,590	31.66	14,470	-	-	14,470
Shinhan-Albatross tech investment Fund		27,300	49.97	13,322	-	-	13,322
Eum Private Equity Fund No.3		16	20.76	3	-	-	3
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		-	23.89	-	-	-	-
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		-	20.16	-	-	-	-
VOGO Debt Strategy Qualified INV Private		43,512	20.00	8,702	-	-	8,702
Shinhan-Midas Donga Secondary Fund		9,504	50.00	4,752	-	-	4,752
ShinHan – Soo Young Entrepreneur Investment Fund No.1		41,532	24.00	9,968	-	-	9,968
Shinhan Praxis K-Growth Global Private Equity Fund		52,707	18.87	9,945	-	-	9,945
Credian Healthcare Private Equity Fund II		17,126	34.07	5,835	-	-	5,835
Kiwoom Milestone Professional Private Real Estate Trust 19		19,835	50.00	9,918	-	-	9,918
AIP EURO Green Private Real Estate Trust No.3		98,780	21.28	21,021	-	-	21,021
Hanhwa US Equity Strategy Private Real Estate Fund No.1		5,077	44.84	2,277	-	-	2,277
Shinhan Global Healthcare Fund 1		(2,049)	4.41	(90)	-	90	-
JB Power TL Investment Type Private Placement Special Asset Fund 7		48,560	33.33	16,186	-	-	16,186
KB NA Hickory Private Special Asset Fund		93,167	37.50	34,938	-	-	34,938
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,291	44.02	18,618	-	-	18,618
BNP Paribas Cardif General Insurance		52,215	7.46	3,895	-	-	3,895
Hermes Private Investment Equity Fund		20,911	29.17	6,099	-	-	6,099
Shinhan-Nvestor Liquidity Solution Fund		18,032	24.92	4,493	-	-	4,493
Shinhan AIM FoF Fund 1a		35,040	25.00	8,760	-	-	8,760
IGIS Global Credit Fund 150-1		29,129	25.00	7,282	-	-	7,282
Soo Commerce Platform Growth Fund		4,658	24.62	1,147	-	-	1,147
Partner One Value up I Private Equity Fund		42,205	27.91	11,779	-	-	11,779
Genesis No.1 Private Equity Fund		351,329	22.80	80,113	-	-	80,113

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Korea Omega Project Fund III	~~W~~	15,141	23.53	3,563	-	-	3,563
Soo Delivery Platform Growth Fund		13,560	30.00	4,068	-	-	4,068
Genesis North America Power Company No.1 PEF		42,494	39.96	16,983	-	-	16,983
Hyungje art printing(*1)		(264)	31.54	(83)	-	83	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		45,350	23.33	10,582	-	-	10,582
Shinhan-Rhinos 1 Fund		11,560	22.48	2,599	-	-	2,599
Pacific Private Investment Trust No.20		13,794	21.74	2,999	-	-	2,999
Susung Mezzanine project P1 Private Investment Trust		3,220	41.31	1,345	-	-	1,345
Korea Finance Security		20,490	14.91	3,055	-	-	3,055
Multimedia Tech Co.Ltd.(*1)		(69)	21.06	(15)	-	15	-
MIEL CO.,LTD(*1)		(85)	28.77	(25)	-	25	-
AIP Transportation Specialized Privately Placed Fund Trust #1		92,353	35.73	32,993	-	-	32,993
DB Epic Convertiblebond Private Trust No.2		11,348	50.98	5,785	-	-	5,785
E&Healthcare Investment Fund No.6		72,023	21.05	15,163	-	-	15,163
One Shinhan Global Fund1		22,244	19.96	4,029	-	-	4,029
Kiwoom-Shinhan Innovation Fund I		31,938	50.00	15,969	-	-	15,969
Daishin-K&T New Technology Investment Fund		22,400	31.25	7,000	-	-	7,000
Midas Asset Global CRE Debt Private Fund No.6		115,122	41.16	47,389	-	-	47,389
Richmond Private Investment Trust No.82		25,082	60.00	15,049	-	-	15,049
Tiger Alternative Real Estate Professional Private5		37,978	48.71	18,499	-	-	18,499
Samchully Midstream Private Placement Special Asset Fund 5-4		67,141	42.92	28,818	-	-	28,818
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		327,917	20.00	65,616	-	-	65,616
NH-Amundi Global Infrastructure Trust 14		62,728	30.00	18,819	-	-	18,819
Jarvis Memorial Private Investment Trust 1		10,143	99.01	10,043	-	-	10,043
Mastern Private Private Invetstment Trust 68		18,620	53.76	10,010	-	-	10,010
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		59,402	60.00	35,641	-	-	35,641
Milestone Private Real Estate Fund 3		57,790	32.06	18,528	-	-	18,528
IGIS Private Real Estate Investment Trust 286		21,341	41.44	8,844	-	-	8,844
Nomura-Rifa Private Real Estate Investment Trust 31		26,849	31.31	8,407	-	-	8,407
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		62,637	21.27	13,323	-	-	13,323

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Hana Semiconductor New Technology Fund	~~W~~	99,315	24.30	24,131	-	-	24,131
J&Magnet Startup Venture Specialized Private Equity Fund		24,331	24.39	5,935	-	-	5,935
Cape IT Fund No.3		32,373	32.89	10,649	-	-	10,649
FuturePlay-Shinhan TechInnovation Fund 1		8,590	50.00	4,295	-	-	4,295
Stonebridge Corporate 1st Fund		7,341	44.12	3,239	-	-	3,239
Vogo Realty Partners Private Real Estate Fund V		50,040	21.64	10,827	-	-	10,827
Korea Credit Bureau		77,509	9.00	6,976	-	-	6,976
Goduck Gangil1 PFV Co., Ltd(*1)		(13,927)	1.04	(145)	-	145	-
SBC PFV Co., Ltd		112,795	25.00	18,208	-	-	18,208
NH-amundi global infra private fund 16		87,678	50.00	43,839	-	-	43,839
IMM Global Private Equity Fund		366,202	33.00	120,855	-	-	120,855
HANA Alternative Estate Professional Private122		39,411	75.19	29,631	-	-	29,631
Hanwha-Incus Plus New Technology Fund No.1		25,860	42.64	11,026	-	-	11,026
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		111,426	45.96	51,210	-	-	51,210
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		395,815	72.39	286,531	-	-	286,531
PSA EMP Private Equity Fund		33,856	28.99	9,814	-	-	9,814
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		56,242	52.28	29,401	-	-	29,401
BRAIN DO PROFESSIONALE PRIVATE No. 27		11,815	29.13	3,441	-	-	3,441
UI Venture Fund 7th		13,445	24.39	3,279	-	-	3,279
Sparklabs-Shinhan Opportunity Fund 1		9,760	49.50	4,832	-	-	4,832
BNW Tech-Innovation Private Equity Fund		19,906	29.85	5,942	-	-	5,942
IGIS Real-estate Private Investment Trust No.33		34,507	40.86	14,099	-	-	14,099
Findvalue PreIPO 6th Professional Investment Type Private Investment Trust.		9,505	31.58	3,002	-	-	3,002
WWG Global Real Estate Investment Trust no.4		60,071	29.55	17,752	-	-	17,752
Fidelis Global Private Real Estate Trust No.2		24,899	78.26	19,485	-	-	19,485
IGIS PRIVATE REAL ESTATE TRUST NO.331		12,238	30.77	3,765	-	-	3,765
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		172,755	28.70	48,344	-	-	48,344
Pebblestone CGV Private Real Estate Trust No.1		27,502	48.53	13,346	-	-	13,346
Shinhan AIM Real Estate Fund No.2		74,880	30.00	22,464	-	-	22,464
Shinhan AIM Real Estate Fund No.1		223,443	21.01	46,945	-	-	46,945

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2020 and 2019 are as follows:

	December 31, 2020
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]	~~W~~	149,611	22.02	32,944	-	-	32,944
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business]		71,605	29.19	20,902	-	-	20,902
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		9,368	71.43	6,692	-	-	6,692
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative]		16,150	30.00	4,845	-	-	4,845
Korea Omega-Shinhan Project Fund I		11,861	50.00	5,931	-	-	5,931
New Green Shinhan Mezzanine Fund		12,537	39.22	4,916	-	-	4,916
KORAMKO-Daum Professional Private Investment Trust No.12		22,583	33.33	7,528	-	-	7,528
Samsung SRA Real Estate Professional Private 45[FoFs]		42,665	25.00	10,666	-	-	10,666
IBK Global New Renewable Energy Special Asset Professional Private2		111,605	28.98	32,349	-	-	32,349
VS Cornerstone Fund		8,413	41.18	3,464	-	-	3,464
Aone Mezzanine Opportunity Professional Private		14,490	66.12	9,580	-	-	9,580
KiwoomUnicorn3New Technology Business Investment Fund		20,132	21.28	4,283	-	-	4,283
Multi Asset The United States Thortons Professional Private1(*2)		165,760	25.00	41,440	-	-	41,440
Kiwoom Milestone US Real Estate Professional Private20		68,434	75.27	51,512	-	-	51,512
NH-Amundi US Infrastructure Private Fund2(*2)		98,161	25.91	25,430	-	-	25,430
KB Distribution Private Real Estate1(*2)		49,513	62.00	30,698	-	-	30,698
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business](*2)		71,593	28.93	20,712	-	-	20,712
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative](*2)		97,164	30.00	29,149	-	-	29,149
Kakao-Shinhan 1st TNYT Fund		11,683	48.62	5,681	-	-	5,681
IMM Special Situation 1-2 PRIVATE EQUITY FUND		54,295	20.02	10,870	-	-	10,870
Pacific Private Placement Real Estate Fund No.40		47,094	24.73	11,647	-	-	11,647
Mastern Private Real Estate Loan Fund No.2		16,955	33.57	5,692	-	-	5,692
LB Scotland Amazon Fulfillment Center Fund 29		44,455	70.14	31,182	-	-	31,182
JR AMC Hungary Budapest Office Fund 16		37,469	32.57	12,204	-	-	12,204
IGIS 372 Real Estate Professional Private		200,192	28.39	56,835	-	-	56,835
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund		15,636	19.00	3,830	-	-	3,830
Future-Creation Neoplux Venture Capital Fund		23,134	16.25	3,796	-	-	3,796
Gyeonggi-Neoplux Superman Fund		31,712	21.76	6,399	-	-	6,399
NewWave 6th Fund		20,501	30.00	6,150	-	-	6,150

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

	December 31, 2020
Investees	Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Neoplux No.3 Private Equity Fund	102,956	10.00	10,295	-	-	10,295

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2020 and 2019 are as follows (continued):

	December 31, 2020
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
PCC Amberstone Private Equity Fund I	~~W~~	103,736	21.67	22,480	-	-	22,480
KIAMCO POWERLOAN TRUST 4TH		92,794	47.37	43,955	-	-	43,955
Mastern Opportunity Seeking Real Estate Fund II		98,994	20.00	19,799	-	-	19,799
AION ELFIS PROFESSIONAL PRIVATE 1		27,642	20.00	5,528	-	-	5,528
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		15,001	29.68	4,453	-	-	4,453
Neoplux Market-Frontier Secondary Fund		54,727	19.74	11,545	-	-	11,545
Synergy Green New Deal 1st New Technology Business Investment Fund		35,527	28.17	10,008	-	-	10,008
KAIM Real-estate Private Investment Trust 20		13,254	38.46	5,098	-	-	5,098
KIAMCO Vietnam Solar Special Asset Private Investment Trust		15,896	50.00	7,948	-	-	7,948
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		5,000	62.50	3,125	-	-	3,125
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		45,573	97.85	44,594	-	-	44,594
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		45,573	97.85	44,594	-	-	44,594
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		48,475	25.00	15,855	-	-	15,855
IGIS Professional Investors Private Investment Real Estate Investment LLC No.395		50,394	58.82	29,644	-	-	29,644
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		70,473	30.00	21,142	-	-	21,142
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund		20,134	25.00	5,034	-	-	5,034
Kiwoom Hero No.4 Private Equity Fund		22,358	21.05	4,707	-	-	4,707
Vogo Canister Professional Trust Private Fund I		119,892	36.68	43,975	-	-	43,975
Others		519,091		139,466	-	-	139,466
	~~W~~	8,101,037		2,657,552	(32)	550	2,657,768

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Other represents the adjustments of fair value when acquired.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2020 and 2019 are as follows (continued):

	December 31, 2019
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
BNP Paribas Cardif Life Insurance	~~W~~	351,193	14.99	52,665	(79)	-	52,586
Songrim Partners.(*1)		(62)	35.34	(22)	-	22	-
Neoplux Technology Valuation Investment Fund		49,152	33.33	16,384	-	-	16,384
Partners 4th Growth Investment Fund		59,669	25.00	14,917	-	-	14,917
KTB Newlake Global Healthcare PEF(*2)		37,036	30.00	11,110	-	170	11,280
Daekwang Semiconductor Co., Ltd.		16,179	20.94	3,388	-	-	3,388
Shinhan-Neoplux Energy Newbiz Fund		33,773	23.33	7,880	-	-	7,880
Shinhan-Albatross tech investment Fund		17,499	50.00	8,734	-	-	8,734
KCLAVIS Meister Fund No.17		4,593	26.09	1,198	-	-	1,198
Plutus-SG Private Equity Fund		15,868	26.67	4,231	-	-	4,231
Eum Private Equity Fund No.3		17,216	20.76	3,574	-	-	3,574
KTB Confidence Private Placement		19,305	31.43	6,067	-	-	6,067
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		17,820	23.89	4,256	-	-	4,256
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		44,226	20.16	8,916	-	-	8,916
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		49,650	20.00	9,930	-	-	9,930
Shinhan-Midas Donga Secondary Fund		6,972	50.00	3,486	-	-	3,486
ShinHan – Soo Young Entrepreneur Investment Fund No.1		18,954	24.00	4,549	-	-	4,549
Synergy-Shinhan Mezzanine New Technology Investment Fund		8,215	47.62	3,912	-	-	3,912
Shinhan Praxis K-Growth Global Private Equity Fund		54,601	18.87	10,302	-	-	10,302
Credian Healthcare Private Equity Fund II		6,977	34.07	2,377	-	-	2,377
Kiwoom Milestone Professional Private Real Estate Trust 19		20,816	50.00	10,407	-	-	10,407
AIP EURO Green Private Real Estate Trust No.3		98,135	21.28	20,884	-	-	20,884
Hanhwa US Equity Strategy Private Real Estate Fund No.1		57,901	44.84	25,964	-	-	25,964
Shinhan Global Healthcare Fund 1		72,687	4.41	3,209	-	-	3,209
JB Power TL Investment Type Private Placement Special Asset Fund 7		50,402	33.33	16,800	-	-	16,800
IBK AONE convertible 1		12,861	47.25	6,077	-	-	6,077
Rico synergy collabo Multi-Mezzanine 3		6,431	50.03	3,217	-	-	3,217
KB NA Hickory Private Special Asset Fund		95,813	37.50	35,930	-	-	35,930
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,438	44.02	19,562	-	-	19,562
Shinhan-Stonebridge Petro PEF		38	1.82	1	-	-	1
BNP Paribas Cardif General Insurance		21,128	10.00	2,113	-	-	2,113

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2020 and 2019 are as follows (continued):

	December 31, 2019
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Axis Global Growth New Technology Investment Association	~~W~~	10,064	31.85	3,205	-	-	3,205
Polaris No7 Start up and Venture Private Equity Fund		8,061	28.57	2,303	-	-	2,303
Hermes Private Investment Equity Fund		21,859	29.17	6,376	-	-	6,376
SHC ULMUS Fund No.1		10,706	29.41	3,149	-	-	3,149
Shinhan-Nvestor Liquidity Solution Fund		19,524	24.92	4,865	-	-	4,865
Shinhan AIM FoF Fund 1a		28,967	25.00	7,242	-	-	7,242
IGIS Global Credit Fund 150-1		38,874	25.00	9,718	-	-	9,718
GX Shinhan Intervest 1st Private Equity Fund		131,237	25.27	33,166	-	-	33,166
Soo Commerce Platform Growth Fund		25,762	24.62	6,343	-	-	6,343
Partner One Value up I Private Equity Fund		42,602	27.91	11,891	-	-	11,891
Genesis No.1 Private Equity Fund		224,315	22.80	51,150	-	-	51,150
GMB ICT New Technology Investment Fund		29,359	26.75	7,854	-	-	7,854
Korea Omega Project Fund III		12,818	23.53	3,016	-	-	3,016
Soo Delivery Platform Growth Fund		29,740	30.00	8,922	-	-	8,922
Genesis North America Power Company No.1 PEF		45,759	39.92	18,275	-	-	18,275
Hyungje art printing(*1)		(264)	31.54	(83)	-	83	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		88,763	23.33	20,712	-	-	20,712
Shinhan-Rhinos 1 Fund		13,474	22.48	3,029	-	-	3,029
Pacific Private Investment Trust No.20		18,749	21.74	4,076	-	-	4,076
Susung Mezzanine project P1 Private Investment Trust		9,672	41.18	5,128	-	-	5,128
Korea Finance Security		21,693	14.91	3,235	-	-	3,235
MIEL CO.,LTD(*1)		(119)	28.77	(34)	-	34	-
AIP Transportation Specialized Privately Placed Fund Trust #1		88,395	35.73	31,580	-	-	31,580
Lime Neptune Professional Private 6		10,125	50.00	5,063	-	-	5,063
PCC S/W 2nd Fund		10,154	29.56	3,001	-	-	3,001
E&Healthcare Investment Fund No.6		38,179	20.37	7,776	-	-	7,776
One Shinhan Global Fund 1		22,244	19.98	4,441	-	-	4,441
Kiwoom-Shinhan Innovation Fund I		14,568	50.00	7,284	-	-	7,284
Daishin-K&T New Technology Investment Fund		22,583	31.25	7,057	-	-	7,057
Midas Asset Global CRE Debt Private Fund No.6		118,368	20.05	23,731	-	-	23,731
Richmond Private Investment Trust No.82		25,200	60.00	15,120	-	-	15,120
Tiger Alternative Real Estate Professional Private5		40,689	48.71	19,820	-	-	19,820

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2020 and 2019 are as follows (continued):

	December 31, 2019
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
Samchully Midstream Private Placement Special Asset Fund 5-4	~~W~~	71,625	42.92	30,742	-	-	30,742
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		269,155	20.00	53,831	-	-	53,831
AUCTUS FITRIN Corporate Recovery Private Equity Fund		67,004	21.43	14,358	-	-	14,358
NH-Amundi Global Infrastructure Trust 14		61,657	30.00	18,497	-	-	18,497
Pacific Private Real Estate Fund Investment Trust No.30		39,509	37.50	14,816	-	-	14,816
Jarvis Memorial Private Investment Trust 1		10,267	99.01	10,166	-	-	10,166
Mastern Private Private Investment Trust 68		18,598	53.76	9,999	-	-	9,999
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		7,329	60.00	4,397	-	-	4,397
Milestone Private Real Estate Fund 3 (Derivative Type)		53,608	32.06	17,186	-	-	17,186
IGIS Private Real Estate Investment Trust 286 (2 class)		23,502	41.56	9,768	-	-	9,768
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		28,469	31.31	8,914	-	-	8,914
Lime Pricing Private Equity Fund		32,113	25.85	8,300	-	-	8,300
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		197,417	21.27	41,991	-	-	41,991
DS Solid.II Hedge Fund		15,042	27.41	4,123	-	-	4,123
Hana Semiconductor New Technology Fund		52,905	24.30	12,856	-	-	12,856
J&Magnet Startup Venture Specialized Private Equity Fund		24,513	24.39	5,979	-	-	5,979
Cape IT Fund No.3		30,298	32.89	9,967	-	-	9,967
Vogo Realty Partners Private Real Estate Fund V		47,958	21.64	10,376	-	-	10,376
IL GU FARM CO.,LTD(*1)		(316)	28.47	(90)	-	90	-
Korea Credit Bureau		75,689	9.00	6,812	-	-	6,812
SBC PFV Co., Ltd		80,000	25.00	20,000	-	-	20,000
Sprott Global Renewable Private Equity Fund II		82,718	23.10	19,016	-	-	19,016
NH-amundi global infra private fund 16		96,316	50.00	48,158	-	-	48,158
IMM Global Private Equity Fund		90,807	31.85	28,925	-	-	28,925
HANA Alternative Estate Professional Private122		34,853	75.19	26,205	-	-	26,205
Hanwha-Incus Plus New Technology Fund No.1		12,899	42.64	5,499	-	-	5,499

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(d) Reconciliation of the financial information to the carrying values of its interests in the associates as of December 31, 2020 and 2019 are as follows (continued):

	December 31, 2019
Investees		Net assets (a)	Ownership (%)(b)	Interests in the net assets (a)*(b)	Intra-group transactions	Other	Carrying Value
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]	~~W~~	111,607	45.96	51,293	-	-	51,293
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		261,433	57.50	150,317	-	-	150,317
PSA EMP Private Equity Fund		34,250	28.99	9,927	-	-	9,927
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		56,360	52.28	29,463	-	-	29,463
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		22,285	25.70	5,727	-	-	5,727
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		22,536	25.42	5,729	-	-	5,729
BRAIN DO PROFESSIONALE PRIVATE No. 27		10,295	29.13	3,065	-	-	3,065
VISION US Muni US Local Debt Opportunities Professional Private1(S)		39,095	25.00	9,869	-	-	9,869
Other		337,794	-	85,931	-	-	85,931
	~~W~~	4,951,196	-	1,452,541	(79)	399	1,452,861

(*1) Other adjustments represent the unrecognized equity method losses because the Group has stopped recognizing its equity method losses as the balance of the investment has been reduced to zero.

(*2) Other represents the adjustments of fair value when acquired.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

15.  Investments in associates (continued)

(e) The unrecognized equity method losses as of and for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Songrim Partners.	~~W~~	-	(22)
Multimedia Tech Co.Ltd		(15)	(15)
Hyungje art printing		(83)	(83)
MIEL CO.,LTD		(25)	(25)
Goduck Gangil1 PFV Co., Ltd		(145)	(145)
	~~W~~	(268)	(290)

		December 31, 2019
Investees		Unrecognized equity method losses	Cumulative unrecognized equity method losses
Songrim Partners.	~~W~~	(14)	(22)
Hyungje art printing		(45)	(83)
MIEL CO.,LTD		(34)	(34)
IL GU FARM CO.,LTD		(90)	(90)
	~~W~~	(183)	(229)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

16.  Investment properties

(a) Investment properties as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Acquisition cost	~~W~~	767,118	605,773
Accumulated depreciation		(151,883)	(117,163)
Carrying value	~~W~~	615,235	488,610

(b) Changes in investment properties for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Beginning balance	~~W~~	488,610	474,820
Acquisition		244,100	2,767
Disposal		(92,337)	(73,588)
Depreciation		(20,165)	(17,565)
Amounts transferred from (to) property and equipment		(4,064)	104,573
Amounts transferred to assets held for sale(*)		(910)	(15,795)
Foreign currency adjustment		1	(169)
Business combination (Note 47)		-	13,567
Ending balance	~~W~~	615,235	488,610

(*) Comprise land and buildings, etc.

(c) Income and expenses on investment property for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Rental income	~~W~~	23,890	43,777
Direct operating expenses for investment properties that generated rental income		11,951	12,107

(d) The fair value of investment property as of December 31, 2020 and 2019 is as follows:

		December 31, 2020	December 31, 2019
Land and buildings(*)	~~W~~	1,254,149	1,062,195

(*) Fair value of investment properties is estimated based in the recent market transaction conditions with an independent third party and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

17.  Other assets

(a) Other assets as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Accounts receivable	~~W~~	12,511,880	9,355,388
Domestic exchange settlement debit		4,055,744	4,337,628
Guarantee deposits		1,145,045	1,184,572
Present value discount on guarantee deposits		(33,062)	(45,316)
Accrued income		2,535,847	2,612,823
Prepaid expense		202,218	193,849
Suspense payments		183,935	71,764
Sundry assets		106,341	93,766
Separate account assets		9,267,722	8,253,351
Advance payments		203,023	317,365
Unamortized deferred acquisition cost		979,942	907,868
Other		1,118,926	661,998
Allowances for credit loss of other assets		(82,895)	(66,775)
	~~W~~	32,194,666	27,878,281

(b) Changes in deferred acquisition cost by insurance type for the year ended December 31, 2020 are as follows:

		December 31, 2020
		Beginning balance	Acquisition cost incurred			Amortiza -tion	Ending balance
			Cost	Expensed	Deferral
Individual insurance
Survival insurance	~~W~~	67,856	11,602	(6,450)	5,152	(35,504)	37,504
Mortality insurance		834,415	771,973	(298,355)	473,618	(375,111)	932,922
Endowment insurance		4,764	19,024	(11,001)	8,023	(3,862)	8,925
		907,035	802,599	(315,806)	486,793	(414,477)	979,351
Group insurance
Protection type		833	343	(164)	179	(421)	591
	~~W~~	907,868	802,942	(315,970)	486,972	(414,898)	979,942

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

18.  Leases

(a) Gross investment and present value of minimum lease payment of finance lease as of December 31, 2020 and 2019, are as follows:

		December 31, 2020
		Gross investment	Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	678,790	73,230	605,560
1 ~ 2 years		527,757	43,701	484,056
2 ~ 3 years		391,447	21,169	370,278
3 ~ 4 years		219,040	6,089	212,951
4 ~ 5 years		93,975	432	93,543
Later than 5 years		6,320	53	6,267
	~~W~~	1,917,329	144,674	1,772,655

(*) Interest income on finance lease receivables recognized for the year ended December 31, 2020 is ~~W~~76,742 million.

		December 31, 2019
		Gross investment	Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	529,326	94,809	434,517
1 ~ 2 years		443,708	63,226	380,482
2 ~ 3 years		469,754	37,725	432,029
3 ~ 4 years		289,798	16,773	273,025
4 ~ 5 years		150,811	4,225	146,586
Later than 5 years		16,782	44	16,738
	~~W~~	1,900,179	216,802	1,683,377

(*) Interest income on finance lease receivables recognized for the year ended December 31, 2019 is ~~W~~74,933 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

18.  Leases (continued)

(b) Minimum lease payment receivable schedule for lease contracts of the Group as lessor as of December 31, 2020 and 2019 are as follows:

i) Finance lease

		December 31, 2020
		Minimum lease payment	Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	678,790	73,230	605,560
1 ~ 2 years		527,757	43,701	484,056
2 ~ 3 years		391,447	21,169	370,278
3 ~ 4 years		219,040	6,089	212,951
4 ~ 5 years		93,975	432	93,543
Later than 5 years		6,320	53	6,267
	~~W~~	1,917,329	144,674	1,772,655

		December 31, 2019
		Minimum lease payment	Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	529,326	94,809	434,517
1 ~ 2 years		443,708	63,226	380,482
2 ~ 3 years		469,754	37,725	432,029
3 ~ 4 years		289,798	16,773	273,025
4 ~ 5 years		150,811	4,225	146,586
Later than 5 years		16,782	44	16,738
	~~W~~	1,900,179	216,802	1,683,377

ii) Operating lease

		Minimum lease payment
		December 31, 2020	December 31, 2019
Not later than 1 year	~~W~~	276,590	142,140
1 ~ 2 years		233,443	118,781
2 ~ 3 years		182,261	76,379
3 ~ 4 years		124,556	37,047
4 ~ 5 years		52,997	14,984
Later than 5 years		95,414	83
	~~W~~	965,261	389,414

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

18.  Leases (continued)

(c) Changes in operating lease assets for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Beginning balance	~~W~~	549,741	370,868
Acquisition		681,607	411,971
Disposal		(54,042)	(134,810)
Depreciation		(163,006)	(98,288)
Ending balance	~~W~~	1,014,300	549,741

(d) The details of the right-of-use assets by the lessee’s underlying asset type as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Acquisition cost	Accumulated depreciation	Carrying value
Real estate	~~W~~	953,135	(396,716)	556,419
Vehicle		36,680	(16,059)	20,621
Others		26,368	(12,991)	13,377
	~~W~~	1,016,183	(425,766)	590,417

		December 31, 2019
		Acquisition cost	Accumulated depreciation	Carrying value
Real estate	~~W~~	1,306,759	(228,956)	1,077,803
Vehicle		30,051	(8,057)	21,994
Others		20,396	(7,397)	12,999
	~~W~~	1,357,206	(244,410)	1,112,796

(e) The details of the changes in the right-of-use assets for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	1,077,803	21,994	12,999	1,112,796
Acquisition		286,981	12,556	6,421	305,958
Disposal		(21,763)	(2,394)	(16)	(24,173)
Depreciation		(268,376)	(11,625)	(6,027)	(286,028)
Substitution		(513,437)	-	-	(513,437)
Effects of foreign currency movements		(5,375)	(5)	-	(5,380)
Business combination (Note 47)		586	95	-	681
Ending balance	~~W~~	556,419	20,621	13,377	590,417

		December 31, 2019
		Real estate	Vehicle	Others	Total
Beginning balance	~~W~~	554,478	16,528	12,570	583,576
Acquisition		781,097	16,523	8,163	805,783
Disposal		(10,808)	(1,638)	(149)	(12,595)
Depreciation		(280,691)	(10,094)	(7,753)	(298,538)
Effects of foreign currency movements		2,890	91	-	2,981
Business combination		30,837	584	168	31,589
Ending balance	~~W~~	1,077,803	21,994	12,999	1,112,796

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

18.  Leases (continued)

(f) The details of the maturity of the lease liability as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	22,560	36,746	49,746	90,057	287,932	69,083	556,124
Vehicle		3,404	1,840	2,490	4,765	11,632	-	24,131
Others		520	806	1,203	2,031	9,345	1	13,906
	~~W~~	26,484	39,392	53,439	96,853	308,909	69,084	594,161

		December 31, 2019
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	20,967	34,357	47,644	86,228	848,699	28,973	1,066,868
Vehicle		1,378	1,542	2,178	4,108	14,410	-	23,616
Others		959	994	1,288	2,057	8,477	-	13,775
	~~W~~	23,304	36,893	51,110	92,393	871,586	28,973	1,104,259

(*) The above amounts are based on undiscounted cash flows, and have been classified at the earliest maturity that the Group has the obligation to pay.

(g) The lease payments for low-value assets and short-term leases for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Low-value assets	~~W~~	6,181	5,045
Short-term lease (*)		836	907
Total	~~W~~	7,017	5,952

(*) The payments for leases with terms less than 1 month are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

    19.  Pledged assets

(a) Assets pledged as collateral as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019	Reasons for collateral

Loans at amortized cost	~~W~~	-	128,163	Borrowings
Securities:
Securities at FVTPL		15,328,573	15,016,057	Customer RP
Securities at FVOCI		4,058,033	2,387,555	Borrowings, Settlement security for Bank of Korea, Borrowing securities, etc
Securities at amortized cost		14,516,567	12,791,744	Borrowings, Settlement security for Bank of Korea, Customer RP, etc
		33,903,173	30,195,356

Deposits at amortized cost		784,626	1,090,161	Borrowings
Property and Equipment (real estate)		301,098	121,446	Set for near mortgage, etc
Other financial assets		355	404	Performance guarantee, etc
	~~W~~	34,989,252	31,535,530

(*) The carrying amounts of assets pledged that the pledgees have the right to sell or re-pledge regardless of the Group’s default as of December 31, 2020 and 2019 are ~~W~~11,190,218 million and ~~W~~9,696,487 million, respectively.

(b) The fair value of collateral held that the Group has the right to sell or re-pledge regardless of the pledger’s default as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Collateral held		The fair value of collateral sold or re-provided as collateral
		Assets pledged as collateral	Assets received as collateral
Securities	~~W~~	10,487,095	2,871,910	-

		December 31, 2019
		Collateral held		The fair value of collateral sold or re-provided as collateral
		Assets pledged as collateral	Assets received as collateral
Securities	~~W~~	9,240,573	2,007,036

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

20. Deposits

Deposits as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Demand deposits:
Korean won	~~W~~	132,444,929	103,048,895
Foreign currencies		16,280,268	13,233,812
		148,725,197	116,282,707
Time deposits:
Korean won		137,719,464	139,824,896
Foreign currencies		20,114,427	18,602,551
		157,833,891	158,427,447
Negotiable certificates of deposits		5,946,704	9,707,791
Note discount deposits		6,226,937	4,579,587
CMA		4,006,319	3,987,372
Others		3,677,820	1,889,352
	~~W~~	326,416,868	294,874,256

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

21.  Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Securities sold:
Stocks	~~W~~	387,857	298,008
Bonds		503,920	825,942
Others		5,352	40,747
		897,129	1,164,697
Gold/silver deposits		539,565	467,760
	~~W~~	1,436,694	1,632,457

22.  Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019	Reason for designation
Equity-linked securities sold	~~W~~	6,556,288	6,880,811	Combined instrument
Securities sold with embedded derivatives		1,899,436	2,528,645
	~~W~~	8,455,724	9,409,456

   (*) The Group designated the financial liabilities at the initial recognition(or subsequently) in accordance with paragraph 6.7.1 of K-IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~8,455,724 million as of December 31, 2020. Decrease in values of the liability due to credit risk changes is ~~W~~9,689 million for the year ended December 31, 2020 and the accumulated changes in values are ~~W~~(-)7,133 million as of December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

23.  Borrowings

Borrowings as of December 31, 2020 and 2019 are as follows:

	December 31, 2020			December 31, 2019
	Interest rate (%)		Amount	Interest rate (%)		Amount

Borrowings in Korean won:
Borrowings from Bank of Korea	0.25~0.25	~~W~~	5,351,110	0.50~0.75	~~W~~	2,429,346
Others	0.00~6.20		16,375,272	0.00~6.00		14,202,096
			21,726,382			16,631,442
Borrowings in foreign currencies:
Overdraft due to banks	0.00		71,309	0.00		86,791
Borrowings from banks	0.00~8.00		5,423,571	0.11~7.50		6,576,849
Others	0.00~12.45		1,538,021	1.94~13.65		1,748,031
			7,032,901			8,411,671

Call money	0.35~ 0.55		1,760,042	0.00~ 5.25		712,247
Bill sold	0.00~ 1.10		10,706	0.80~ 1.60		19,070
Bonds sold under repurchase agreements:	0.00~ 5.15		11,065,584	0.95~ 5.40		9,089,736
Deferred origination costs			(1,551)			(1,010)
		~~W~~	41,594,064		~~W~~	34,863,156

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

24.  Debt securities issued

Debt securities issued as of December 31, 2020 and 2019 are as follows:

	December 31, 2020			December 31, 2019
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.67~8.00	~~W~~	59,816,756	0.71~8.00	~~W~~	60,501,093
Subordinated debt securities issued	2.20~4.60		4,370,125	2.20~4.60		4,370,145
Loss on fair value hedges	-		(63,652)	-		(87,692)
Discount on debt securities issued	-		(39,309)	-		(66,334)
			64,083,920			64,717,212
Debt securities issued in foreign currencies:
Debt securities issued	0.25~7.59		7,182,619	0.01~7.59		6,750,085
Subordinated debt securities issued	3.34~5.10		3,598,624	3.34~5.10		3,797,536
Gain on fair value hedges	-		309,880	-		141,264
Discount on debt securities issued	-		(40,649)	-		(42,733)
			11,050,474			10,646,152
		~~W~~	75,134,394		~~W~~	75,363,364

25.  Defined benefit assets

(a) Defined benefit obligations and plan assets

The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee's pension compensation benefits and service period.

Defined benefit obligations and plan assets as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Present value of defined benefit obligations	~~W~~	2,182,464	2,063,102
Fair value of plan assets		(2,138,324)	(1,943,644)
Recognized liabilities for defined benefit obligations(*)	~~W~~	44,140	119,458

(*) The net defined benefit obligation of ~~W~~44,140 million as of December 31, 2020 is the net defined benefit liability of ~~W~~62,514 million less the net plan assets of ~~W~~18,374 million. In addition, the net defined benefit obligation of ~~W~~119,458 million as of December 31, 2019 is the net defined benefit liability of ~~W~~121,140 million less the net plan assets of ~~W~~1,682 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

25.  Defined benefit assets (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	2,063,102	(1,943,644)	119,458
Included in profit or loss:
Current service cost		179,390	-	179,390
Past service cost		9,069	-	9,069
Interest expense (income)		57,674	(55,466)	2,208
Settlement expense		(306)	-	(306)
		245,827	(55,466)	190,361
Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		18	-	18
Financial assumptions		(44,424)	-	(44,424)
Experience adjustment		2,957	-	2,957
- Return on plan assets excluding interest income		-	20,027	20,027
		(41,449)	20,027	(21,422)
Other:
Benefits paid by the plan		(83,614)	77,567	(6,047)
Contributions paid into the plan		(268)	(239,570)	(239,838)
Settlement gain or loss		(2,695)	4,053	1,358
Business combination (Note 47)		2,139	(1,291)	848
Effect of movements in exchange rates		(578)	-	(578)
		(85,016)	(159,241)	(244,257)
Ending balance	~~W~~	2,182,464	(2,138,324)	44,140

(*) Profit and loss related to defined benefit plans are included in the general administrative expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

25.  Defined benefit assets (continued)

(b) Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Defined benefit obligation	Plan assets	Net defined benefit liability
Beginning balance	~~W~~	1,841,982	(1,714,634)	127,348
Included in profit or loss:
Current service cost		172,490	-	172,490
Past service cost		(1,588)	-	(1,588)
Interest expense (income)		57,253	(54,336)	2,917
Settlement expense (income)		(29)	-	(29)
		228,126	(54,336)	173,790
Included in other comprehensive income:
Remeasurement loss (gain):
- Actuarial gains (losses) arising from :
Demographic assumptions		(7,584)	-	(7,584)
Financial assumptions		53,475	-	53,475
Experience adjustment		8,001	-	8,001
- Return on plan assets excluding interest income		-	21,719	21,719
		53,892	21,719	75,611
Other:
Benefits paid by the plan		(87,066)	80,063	(7,003)
Contributions paid into the plan		-	(252,858)	(252,858)
Settlement gain or loss		216	-	216
Business combination (Note 47)		25,965	(23,598)	2,367
Effect of movements in exchange rates		(13)	-	(13)
		(60,898)	(196,393)	(257,291)
Ending balance	~~W~~	2,063,102	(1,943,644)	119,458

(*) Profit and loss related to defined benefit plans are included in the general administrative expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

25.  Defined benefit assets (continued)

(c) The composition of plan assets as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Plan assets comprise:
Equity securities	~~W~~	74,631	256,353
Debt securities		23,713	28,094
Due from banks		1,900,963	1,577,274
Others		139,017	81,923
	~~W~~	2,138,324	1,943,644

(d) Actuarial assumptions as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019	Description
Discount rate	2.68%~3.30%	2.71%~3.17%	AA0 corporate bond yields
Future salary increase rate	1.90%~4.00% + Upgrade rate	1.80%~4.00% + Upgrade rate	Average for 5 years
Weighted average maturity	7.6 years~ 15.4 years	8.2 years~ 16.2 years

(e) Sensitivity analysis

As of December 31, 2020 and 2019, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

		December 31, 2020
		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(207,093)	233,570
Future salary increase rate (1%p movement)		232,892	(210,305)

		December 31, 2019
		Defined benefit obligation
		Increase	Decrease
Discount rate (1%p movement)	~~W~~	(201,770)	233,057
Future salary increase rate (1%p movement)		231,967	(204,242)

(f) The Group's estimated contribution is ~~W~~ 188,055 million as of December 31, 2021

26.  Provisions

(a) Provisions as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Asset retirement obligations	~~W~~	65,659	64,922
Expected loss related to litigation		12,468	8,789
Unused credit commitments		305,719	263,752
Financial guarantee contracts issued		83,851	100,430
Others		337,039	119,131
	~~W~~	804,736	557,024

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

26.  Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2020 and 2019 are as follows:.

		December 31, 2020
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599
Transfer to 12 months expected credit loss		63,818	(55,295)	(8,523)	2,059	(2,059)	-	-
Transfer to life time expected credit loss		(9,883)	11,365	(1,482)	(3,951)	3,951	-	-
Transfer to impaired financial asset		(244)	(875)	1,119	-	-	-	-
Provided (reversed)		(20,377)	65,455	(1,564)	8,258	1,845	(822)	52,795
FX change		(1,195)	(352)	-	(1,335)	(223)	(49)	(3,154)
OtOthers (*)		-	-	-	(18,948)	(1,748)	70	(20,626)
Ending balance	~~W~~	164,147	140,137	1,435	54,550	7,335	10	367,614

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

26.  Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202
Transfer to 12 months expected credit loss		42,838	(42,728)	(110)	2,629	(2,629)	-	-
Transfer to life time expected credit loss		(9,286)	9,314	(28)	(1,245)	1,245	-	-
Transfer to impaired financial asset		(229)	(752)	981	(12)	-	12	-
Provided (reversed)		(28,611)	53,076	5,905	(4)	96	(943)	29,519
FX change		914	121	-	1,302	323	102	2,762
OtOthers (*)		-	-	-	1,603	630	(117)	2,116
Ending balance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599

(*) Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, and the change of discount rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

26. Provisions (continued)

(c) Changes in provisions for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Asset retirement	Litigation	Guarantee	Other	Total
Beginning balance	~~W~~	64,922	8,789	25,583	119,131	218,425
Provision(reversal)		898	4,317	(2,709)	261,983	264,489
Provision used		(2,463)	(638)	-	(46,654)	(49,755)
Foreign exchange translation		(3)	-	(1,030)	570	(463)
Others(*)		2,305	-	112	1,814	4,231
Business combination (Note 47)		-	-	-	195	195
Ending balance	~~W~~	65,659	12,468	21,956	337,039	437,122

(*)Others include the effects of unwinding and changes in discount rate.

		December 31, 2019
		Asset retirement	Litigation	Guarantee	Other	Total
Beginning balance	~~W~~	49,183	25,554	43,470	86,007	204,214
Provision(reversal)		(1,280)	(981)	(19,329)	(5,753)	(27,343)
Provision used		(1,930)	(17,365)	-	(47,217)	(66,512)
Foreign exchange translation		-	-	1,420	382	1,802
Others(*)		4,476	-	22	3,784	8,282
Business combination (Note 47)		14,473	1,581	-	81,928	97,982
Ending balance	~~W~~	64,922	8,789	25,583	119,131	218,425

(*)Others include the effects of unwinding and changes in discount rate.

(d) Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which is discounted to the present value using the appropriate discount rate at the end of the reporting period.

Disbursements of such costs are expected to incur at the end of lease contract. Such costs are reasonably estimated using the average lease year and the average restoration expenses. The average lease year is calculated based on the past ten-year historical data of the expired leases. The average restoration expense is calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

(e) Allowance for guarantees and acceptances as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Outstanding guarantees and acceptances	~~W~~	10,249,827	9,317,412
Contingent guarantees and acceptances		3,433,953	3,669,681
ABS and ABCP purchase commitments		1,604,958	2,116,354
Endorsed bill		1,650	11,287
	~~W~~	15,290,388	15,114,734
Allowance for loss on guarantees and acceptances	~~W~~	83,851	100,430
Ratio	%	0.55	0.66

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

27. Liability under insurance contracts

(a) Insurance liabilities as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Policy reserve	~~W~~	53,391,401	52,086,132
Policyholder’s equity adjustment		68,829	77,285
	~~W~~	53,460,230	52,163,417

(b) Policy reserve as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Interest rate linked	~~W~~	29,977,303	30,058,020
Fixed interest rate		23,414,098	22,028,112
	~~W~~	53,391,401	52,086,132

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

27.  Liability under insurance contracts (continued)

(c) The details of policy reserves as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Individual insurance				Group insurance
		Pure endowment	Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	14,597,735	26,634,537	9,981,880	51,214,152	18,430	62	18,492	51,232,644
Guarantee reserve		28,168	267,154	762	296,084	-	-	-	296,084
Unearned premium reserve		1	1,640	-	1,641	13	-	13	1,654
Reserve for outstanding claims		240,324	1,111,052	363,688	1,715,064	15,384	-	15,384	1,730,448
Interest rate difference guarantee reserve		1,937	141	9	2,087	-	-	-	2,087
Mortality gains reserve		7,865	37,553	124	45,542	1	-	1	45,543
Interest gains reserve		23,651	256	14	23,921	-	-	-	23,921
Expense gains reserve		6,606	8,336	-	14,942	-	-	-	14,942
Long term duration dividend reserve		28,737	13,775	12	42,524	-	-	-	42,524
Reserve for policyholder’s profit dividend		1,080	-	-	1,080	-	-	-	1,080
Reserve for losses on dividend insurance contract		474	-	-	474	-	-	-	474
	~~W~~	14,936,578	28,074,444	10,346,489	53,357,511	33,828	62	33,890	53,391,401

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

27.  Liability under insurance contracts (continued)

(c) The details of policy reserves as of December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
		Individual insurance				Group insurance
		Pure endowment	Death	Endowment	Subtotal	Pure protection	Savings	Subtotal	Total
Premium reserve	~~W~~	14,668,777	24,979,936	10,443,287	50,092,000	21,912	60	21,972	50,113,972
Guarantee reserve		29,400	249,845	744	279,989	-	-	-	279,989
Unearned premium reserve		2	945	-	947	291	-	291	1,238
Reserve for outstanding claims		212,641	1,084,472	233,259	1,530,372	16,858	-	16,858	1,547,230
Interest rate difference guarantee reserve		2,158	149	10	2,317	-	-	-	2,317
Mortality gains reserve		8,945	42,173	153	51,271	2	-	2	51,273
Interest gains reserve		24,486	267	17	24,770	-	-	-	24,770
Expense gains reserve		6,211	9,434	1	15,646	-	-	-	15,646
Long term duration dividend reserve		31,202	15,388	13	46,603	-	-	-	46,603
Reserve for policyholder’s profit dividend		2,268	-	-	2,268	-	-	-	2,268
Reserve for losses on dividend insurance contract		826	-	-	826	-	-	-	826
	~~W~~	14,986,916	26,382,609	10,677,484	52,047,009	39,063	60	39,123	52,086,132

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

27. Liability under insurance contracts (continued)

(d) Changes in insurance contract liabilities

Changes in insurance contract liabilities for the year ended December 31, 2020 are as follows:

		December 31, 2020
		Insurance contracts with fixed-interest	Insurance contracts with variable-interest	Total
Beginning balance	~~W~~	22,028,112	30,058,020	52,086,132
Reserve (*)		1,385,986	(80,717)	1,305,269
Business combination		-	-	-
Ending balance	~~W~~	23,414,098	29,977,303	53,391,401

(*) This is the amount of provision for insurance contract liabilities less changes in reinsurance assets.

(e) Changes in insurance contract liabilities by insurance risk classification

Changes in insurance contract liabilities by insurance risk classification for the year ended December 31, 2020 are as follows:

		December 31, 2020
		Individual insurance				Group insurance
		Survival	Morta -lity	Endow -ment	Sub-total	Protec -tion	Sav -ings	Sub-total	Total
Beginning balance	~~W~~	14,986,916	26,382,609	10,677,484	52,047,009	39,063	60	39,123	52,086,132
Reserve (reversal) (*)		(50,338)	1,691,835	(330,995)	1,310,502	(5,235)	2	(5,233)	1,305,269
Ending balance	~~W~~	14,936,578	28,074,444	10,346,489	53,357,511	33,828	62	33,890	53,391,401

(*) This is the amount of provision for insurance contract liabilities less changes in reinsurance assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

27.  Liability under insurance contracts (continued)

(f) Reinsurance credit risk as of December 31, 2020 and 2019 are as follows:

		December 31, 2020		December 31, 2019
		Reinsurance assets	Reinsurance account receivable	Reinsurance assets	Reinsurance account receivable
AAA	~~W~~	10,611	47,690	11,477	18,192
AA- to AA+		29,294	23,348	34,498	46,302
A- to A+		2,375	4,018	2,287	4,113
	~~W~~	42,280	75,056	48,262	68,607

(g) Income or expenses on insurance for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Insurance income:
Premium income	~~W~~	7,037,308	7,386,854
Reinsurance income		152,892	146,564
Separate account income		57,553	36,007
		7,247,753	7,569,425
Insurance expenses:
Claims paid		5,564,875	5,436,069
Reinsurance premium expenses		167,215	165,979
Provision for policy reserves (*)		1,311,252	1,724,816
Separate account expenses		57,553	36,007
Discount charge		1,087	657
Acquisition costs		802,942	805,508
Collection expenses		18,835	19,049
Deferred acquisition costs		(486,972)	(495,534)
Amortization of deferred acquisition costs		414,898	373,800
		7,851,685	8,066,351

Net loss on insurance	~~W~~	(603,932)	(496,926)

(*) Provision for insurance contract liabilities recognized for life insurance include interest expenses for ~~W~~ 1,866,609 million and ~~W~~ 1,907,954 million accumulatively as of December 31, 2020 and 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

27.  Liability under insurance contracts (continued)

(h) Maturity of premium reserve as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Less than or equal to 1 year	1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	~~W~~	929,268	1,944,710	1,819,554	820,964	2,056,906	19,729,536	27,300,938
Fixed interest rate		164,890	418,574	983,635	594,667	2,090,669	19,679,271	23,931,706
Ending balance	~~W~~	1,094,158	2,363,284	2,803,189	1,415,631	4,147,575	39,408,807	51,232,644

		December 31, 2019
		Less than or equal to 1 year	1 ~ 3 years	3 ~ 7 years	7 ~ 10 years	10 ~ 20 years	More than 20 years	Total
Interest rate linked	~~W~~	845,304	2,079,125	2,118,652	941,413	2,236,313	20,732,909	28,953,716
Fixed interest rate		213,892	329,647	1,032,366	572,153	2,058,859	16,953,339	21,160,256
Ending balance	~~W~~	1,059,196	2,408,772	3,151,018	1,513,566	4,295,172	37,686,248	50,113,972

(i) Liability adequacy test, LAT – Shinhan Life Insurance Co., Ltd.

i) Scope

Liability adequacy tests are performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2020 and 2019. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

ii) Output overview

In the debt appraisal system, the insurance premium surplus method is applied to calculate premium deficits.

Premium deficiency refers to deficiency when the amount of accumulated reserve is insufficient due to a decrease in the interest rate after the sale of the product or an increase in the risk rate compared with the expected basic rate at the time of product development.

The insurance premium standard inspection method is a method of calculating the reserve amount based on the present value of total income reflecting the interest rate, the risk rate, the business ratio, the cancellation rate, etc. and the present value of the total expenditure, that is, (discount rate), business ratio, risk rate, and cancellation rate calculated based on the Group’s own experience, which reflects company-specific characteristics, and does not reflect subjective factors such as management's willingness to improve management.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

27.  Liability under insurance contracts (continued)

(i) Liability adequacy test, LAT – Shinhan Life Insurance Co., Ltd. (continued)

iii) The assumptions of the current estimation used to assessment and their basis for calculation is as follows:

Assumptions
	December 31, 2020	December 31, 2019	January 1, 2019	Measurement basis
Discount rate	1.30% ~ 12.01%	1.04% ~ 5.79%	2.10% ~ 7.45%	The scenario adding liquidity premium to risk-free rate, which is suggested from Financial Supervisory Service
Mortality rate	10.38% ~ 585.90%	11.36% ~ 497.99%	2.58% ~ 247.65%	Ratio by claims paid per premium paid on risk premium based on experience-based rate by products, collateral of last 5 years.
Operating expense rate

Acquisition cost

- The first time :

90.00% ~ 1,022.75%

- From the second time :

0.00% ~ 193.50% Maintenance expense (each case):

1,559 won ~ 4,675 won

Collection expenses (on gross premium):

0.06% ~ 1.28%

Acquisition cost

- The first time :

90.00% ~ 1,022.75%

- From the second time :

0.00% ~ 193.50%

Maintenance expense (each case):

1,229 won ~ 3,332 won  Collection expenses (on gross premium):

0.05% ~ 1.27%

			Acquisition cost - The first time : 90.00% ~ 982.70% - From the second time : 0.00% ~ 193.50% Maintenance expense (each case): 207 won ~ 3,531 won Collection expenses (on gross premium): 0.04% ~ 1.10%	Business rate on insurance premium or expenses per contract based on experience-based rate of last 1 year
Surrender ratio	0.53% ~ 29.83%	0.76% ~ 33.03%	0.95% ~ 48.35%	Surrender ratio by elapsed period, classes of sales channel, product of last 5 years

iv) The result of liability adequacy test as of December 31, 2020 and 2019, and January 1, 2019 are as follows:

		December 31, 2020
		Provisions for test	LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	598,793	1,301,878	(703,085)
Variable interest		7,230,482	3,543,525	3,686,957
Non- Participating:
Fixed interest		915,382	1,013,181	(97,799)
Variable interest		14,456,394	12,882,865	1,573,529
Variable type		165,259	36,127	129,132
	~~W~~	23,366,310	18,777,576	4,588,734

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

27.  Liability under insurance contracts (continued)

(i) Liability adequacy test, LAT – Shinhan Life Insurance Co., Ltd. (continued)

iv) The result of liability adequacy test as of December 31, 2020 and 2019 and January 1, 2019 are as follows (continued):

		December 31, 2019
		Provisions for test	LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	595,317	1,307,717	(712,400)
Variable interest		6,608,221	3,168,333	3,439,888
Non- Participating:
Fixed interest		900,378	1,039,624	(139,246)
Variable interest		14,481,697	13,045,229	1,436,468
Variable type		155,751	33,678	122,073
	~~W~~	22,741,364	18,594,581	4,146,783

		January 1, 2019
		Provisions for test	LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	589,618	1,382,718	(793,100)
Variable interest		6,009,771	2,850,853	3,158,918
Non- Participating:
Fixed interest		859,858	962,368	(102,510)
Variable interest		14,008,270	12,532,933	1,475,337
Variable type		143,230	(122,055)	265,285
	~~W~~	21,610,747	17,606,817	4,003,930

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

27.  Liability under insurance contracts (continued)

(j) Liability adequacy test, LAT – Orange Life Insurance Co., Ltd.

i) Scope

Liability adequacy tests are performed on the premium reserve, unearned premium reserve and guarantee reserve for the contracts held at December 31, 2020 and 2019. The premium reserve considered the amount net level premium reserve less, where appropriate, deferred acquisition cost in accordance with the article 6-3 of Regulation on Supervision of Insurance Business Act.

ii) Output overview

In the debt appraisal system, the insurance premium surplus method is applied to calculate premium deficits.

Premium deficiency refers to deficiency when the amount of accumulated reserve is insufficient due to a decrease in the interest rate after the sale of the product or an increase in the risk rate compared with the expected basic rate at the time of product development.

The insurance premium standard inspection method is a method of calculating the reserve amount based on the present value of total income reflecting the interest rate, the risk rate, the business ratio, the cancellation rate, etc. and the present value of the total expenditure, that is, (discount rate), business ratio, risk rate, and cancellation rate calculated based on the Group’s own experience, which reflects company-specific characteristics, and does not reflect subjective factors such as management's willingness to improve management.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

27.  Liability under insurance contracts (continued)

(j) Liability adequacy test, LAT – Orange Life Insurance Co., Ltd. (continued)

iii) The assumptions of the current estimation used to assessment and their basis for calculation is as follows:

Assumptions
	December 31, 2020	December 31, 2019	January 1, 2019	Measurement basis
Discount rate	0.79% ~ 10.54%	1.26% ~ 10.60%	1.95% ~ 8.57%	The scenario adding liquidity premium to risk-free rate, which is suggested from Financial Supervisory Service
Mortality rate	15.00% ~ 255.00%	20.00% ~ 255.00%	20.00% ~ 210.00%	Ratio by claims paid per premium paid on risk premium based on experience-based rate by products, collateral of last 5 years.
Operating expense rate

Acquisition cost (each case):

0 won ~ 1,547,000 won

- Proportional to annualized premium:

0.00% ~ 15.99%

Maintenance expense (each case):

0 won ~ 36,000 won

- Proportional to premium income:

0.12% ~ 0.85%

- Proportional to surrender value:

0.12%

Acquisition cost (each case):

5,500 won ~ 1,227,000 won

- Proportional to annualized premium:

0.00% ~ 12.55%

Maintenance expense (each case):

50 won ~ 32,500 won

- Proportional to premium income:

0.42% ~ 3.45%

- Proportional to surrender value:

0.12%

Acquisition cost (each case):

9,000 won ~ 959,000 won

- Proportional to annualized premium:

0.64% ~ 7.05%

Maintenance expense (each case):

2,000 won ~ 34,500 won

- Proportional to premium income:

0.48% ~ 0.60%

- Proportional to surrender value:

0.12%

Based on the recent one-year experience statistics, the Company reflects the company's future business cost policy to calculate the unit business cost by cost driver by division (new contract cost / maintenance cost) and sales channel. However, temporary expenses incurred unusually is excluded.

Surrender ratio	0.00% ~ 61.00%	0.00% ~ 50.00%	0.00% ~ 50.00%

Based on experience statistics for the last five years or more, annual premiums are calculated based on product group, payment method, channel, and elapsed period. Payment status (full payment and pension initiation) and tax benefits are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

27.  Liability under insurance contracts (continued)

(j) Liability adequacy test, LAT – Orange Life Insurance Co., Ltd. (continued)

iv) The result of liability adequacy test as of December 31, 2020 and 2019 and January 1, 2019 are as follows:

		December 31, 2020
		Provisions for test	LAT base	Premium surplus (loss)
Participating:
Fixed interest	~~W~~	745,614	694,536	51,078
Variable interest		1,174,807	1,649,073	(474,266)
		1,920,421	2,343,609	(423,188)
Non- Participating:
Fixed interest		10,061,004	4,810,110	5,250,894
Variable interest		9,190,507	8,743,848	446,659
Performance allocation type		(15,032)	(1,589,500)	1,574,468
		19,236,479	11,964,458	7,272,021
	~~W~~	21,156,900	14,308,067	6,848,833

December 31, 2020
		Provisions for test		LAT base		Premium surplus (loss)
		After	Before	After	Before	After	Before
Participating:
Fixed interest	~~W~~	716,607	716,607	697,291	644,715	19,316	71,892
Variable interest		1,134,245	1,134,245	1,620,247	1,541,967	(486,002)	(407,722)
		1,850,852	1,850,852	2,317,538	2,186,682	(466,686)	(335,830)
Non- Participating:
Fixed interest		9,296,542	9,296,542	5,150,200	4,629,266	4,146,342	4,667,276
Variable interest		9,236,730	9,236,730	8,924,855	8,635,022	311,875	601,708
Performance allocation type		(54,457)	(268,818)	(1,692,928)	(1,882,573)	1,638,471	1,613,755
		18,478,815	18,264,454	12,382,127	11,381,715	6,096,688	6,882,739
	~~W~~	20,329,667	20,115,306	14,699,665	13,568,397	5,630,002	6,546,909

January 1, 2020
		Provisions for test		LAT base		Premium surplus (loss)
		After	Before	After	Before	After	Before
Participating:
Fixed interest	~~W~~	688,330	687,732	644,225	659,900	44,105	27,832
Variable interest		1,097,211	1,096,934	1,472,060	1,490,867	(374,849)	(393,933)
		1,785,541	1,784,666	2,116,285	2,150,767	(330,744)	(366,101)
Non- Participating:
Fixed interest		8,603,714	8,573,992	5,070,060	5,134,552	3,533,654	3,439,440
Variable interest		9,380,809	9,372,747	8,806,781	8,880,657	574,028	492,090
Performance allocation type		(98,279)	(315,565)	(1,744,683)	(1,937,570)	1,646,404	1,622,005
		17,886,244	17,631,174	12,132,158	12,077,639	5,754,086	5,553,535
	~~W~~	19,671,785	19,415,840	14,248,443	14,228,406	5,423,342	5,187,434

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

28. Other liabilities

Other liabilities as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Lease liabilities(*)	~~W~~	594,161	1,104,259
Accounts payable		14,568,962	11,894,764
Accrued expenses		3,054,247	3,502,538
Dividend payable		32,508	31,599
Advance receipts		164,885	173,850
Unearned income		317,283	294,710
Withholding value-added tax and other taxes		692,719	720,053
Securities deposit received		2,198,722	1,903,119
Foreign exchange remittances pending		259,138	243,532
Domestic exchange remittances pending		5,745,338	1,452,955
Borrowing from trust account		5,086,459	5,350,285
Due to agencies		790,486	744,660
Deposits for subscription		148,506	60,500
Separate account liabilities		10,120,258	8,700,695
Sundry liabilities		1,617,449	1,968,823
Others		185,027	151,056
Present value discount		(49,935)	(59,840)
	~~W~~	45,526,213	38,237,558

(*) As of December 31, 2020, the Group accounts for the lease liabilities as other liabilities. For the year ended December 31, 2020, the amount of variable lease payments that are not included in the measurement of lease liabilities is ~~W~~114 million, cash outflows from leases are ~~W~~788,532 million, and interest expense on lease liabilities is ~~W~~14,504 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

29. Equity

(a) Equity as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Capital stock:
Common stock(*1)	~~W~~	2,608,176	2,370,998
Preferred stock		361,465	361,465
		2,969,641	2,732,463

Hybrid bond		2,179,934	1,731,235

Capital surplus:
Share premium		11,352,924	10,155,150
Others		882,015	410,203
		12,234,939	10,565,353

Capital adjustments		(687,935)	(1,116,770)

Accumulated other comprehensive income, net of tax:
Gain on financial assets at fair value through other comprehensive income		226,811	306,470
Gain(Loss) on financial assets at fair value through profit or loss (Overlay approach)		161,919	71,621
Equity in other comprehensive income of associates		4,849	8,177
Foreign currency translation adjustments for foreign operations		(377,061)	(217,465)
Net loss from cash flow hedges		(48,171)	(33,711)
Other comprehensive income of separate account		18,423	14,539
Actuarial losses		(385,780)	(401,532)
Changes in own credit risk on financial liabilities designated under fair value option		(5,171)	(8,255)
		(404,181)	(260,156)

Retained earnings(*2)(*3)(*4)		27,777,169	25,525,821

Non-controlling interest(*5)(*6)		2,287,291	2,752,435
	~~W~~	46,356,858	41,930,381

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

29.  Equity (continued)

(a) Equity as of December 31, 2020 and 2019 are as follows (continued):

(*1) For the year ended December 31, 2020, it increased due to common stock and third-party allocation paid-in capital increase issued when Orange Life Insurance Co., Ltd and Neoplux Co, Ltd acquired residual shares. The cost deducted from the issuing capital is ~~W~~13,300 million. Affinity Equity Partners and Baring Private Equity Asia who have participated in third-party allocation-based capital increase have a right to practically appoint one director, respectively.

(*2) As of December 31, 2020 and 2019, profits reserved by the Group as of Article 53 of the Financial Holding Companies Act amounted to ~~W~~2,304,595 million and ~~W~~2,191,677 million, respectively.

(*3) As of December 31, 2020 and 2019, the regulatory reserves for loan losses the Group appropriated in retained earnings are ~~W~~11,988 million and ~~W~~8,728 million, respectively.

(*4) As of December 31, 2020, profit dividends within retained earnings of subsidiaries of the Group subject to a restricted dividend in accordance with laws, etc. are amounted to ~~W~~6,824,002 million.

(*5) The non-controlling interest of ~~W~~1,330,337 million decreased due to taking over for Orange Life Insurance Co.,Ltd. for the year ended December 31, 2020.

(*6) As of December 31, 2020 and 2019, the total amounts of hybrid bonds that Shinhan Bank, Jeju Bank and Shinhan Capital have recognized as non-controlling interests are ~~W~~2,035,762 million and ~~W~~1,147,635 million, respectively. And, for the years ended December 31, 2020 and 2019, the amounts of dividends paid for the hybrid bonds by Shinhan Bank, Jeju Bank, and Shinhan Capital, ~~W~~54,619 million and ~~W~~36,729 million, respectively, are allocated to profit attributed to non-controlling interest.

(b) Capital stock

Capital stock of the Group as of December 31, 2020 and 2019 are as follows:

Number of authorized shares		1,000,000,000
Par value per share in won	~~W~~	5,000
Number of issued common stocks outstanding as of December 31, 2020		516,599,554
Number of issued common stocks outstanding as of December 31, 2019		474,199,587
Number of issued preferred stocks outstanding as of December 31, 2020 and 2019		17,482,000

The details of changes in the average number of common shares outstanding as of December 31, 2020 and 2019 are as follows:

December 31, 2020
Beginning balance	460,317,525
Increase	60,626,827
Decrease	(5,049,594)
Ending balance	515,894,758

(c) The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period(*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative participating)	2020.05.01~2023.04.30

(*) Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

29.  Equity (continued)

(d) Hybrid bonds

Hybrid bonds classified as other equity instruments as of December 31, 2020 and December 31, 2019 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)		December 31, 2020	December 31, 2019
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	〃	-	3.77		134,683	134,683
September 15, 2017	〃	-	4.25		89,783	89,783
April 13, 2018	〃	-	4.08		134,678	134,678
April 13, 2018	〃	-	4.56		14,955	14,955
August 29, 2018	〃	-	4.15		398,679	398,679
June 28, 2019	〃	-	3.27		199,476	199,476
September 17, 2020	〃	-	3.12		448,699	-
August 13, 2018	USD	-	5.88		559,526	559,526
				~~W~~	2,179,934	1,731,235

(*) For the year ended December 31, 2020, the deduction for capital related to hybrid bonds issued is ~~W~~1,302 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common stocks, the agreed interest is also not paid.

(e) Capital adjustments

Changes in capital adjustments for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Beginning balance	~~W~~	(1,116,770)	(552,895)
Acquisition of treasury stocks		(150,467)	(444,077)
Disposal and Retirement of treasury stocks		601,809	-
The Acqusition commitment amount for subsidiaries’ remaining shares		(22,019)	(125,830)
Other transactions with owners		(488)	6,032
Ending balance	~~W~~	(687,935)	(1,116,770)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

29.  Equity (continued)

(e) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on financial asset at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehend-sive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)
Change due to fair value		(3,601)	125,298	(1,080)	-	-	5,358	-	(15)	(19,133)	(9,689)	97,138
Reclassification:
Change due to impairment or disposal		(105,274)	-	-	5,858	-	-	-	-	-	13,942	(85,474)
Effect of hedge accounting		-	-	-	-	144,750	-	-	-	-	-	144,750
Hedging		(4,395)	-	-	45,083	(164,708)	-	-	-	-	-	(124,020)
Effects from changes in foreign exchange rate		-	74	(355)	(219,306)	-	-	-	-	721	-	(218,866)
Remeasurements of the defined benefit plans		-	-	-	-	-	-	21,422	-	-	-	21,422
Deferred income taxes		26,486	(35,074)	(1,883)	7,000	5,498	(1,474)	(5,610)	5	(2,573)	(1,169)	(8,794)
Transfer to other account		-	-	-	-	-	-	-	-	27,825	-	27,825
Non-controlling interests		285	-	-	1,769	-	-	(60)	-	-	-	1,994
Ending balance	~~W~~	146,829	161,919	4,875	(377,061)	(48,171)	18,423	(385,780)	(26)	79,982	(5,171)	(404,181)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

29.  Equity (continued)

(e) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the years ended December 31, 2020 and 2019 are as follows (continued):

		December 31, 2019
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on financial asset at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehend-sive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)
Change due to fair value		491,953	225,706	3,353	-	-	14,382	-	(11)	19,935	(11,621)	743,697
Reclassification:
Change due to impairment or disposal		(23,281)	-	-	-	-	-	-	-	-	-	(23,281)
Effect of hedge accounting		-	-	-	-	(75,020)	-	-	-	-	-	(75,020)
Hedging		(731)	-	-	(49,361)	50,083	-	-	-	-	-	(9)
Effects from changes in foreign exchange rate		-	-	-	147,899	-	-	-	-	293	-	148,192
Remeasurements of the defined benefit plans		-	-	-	-	-	-	(75,595)	-	-	-	(75,595)
Deferred income taxes		(115,856)	(62,739)	(51)	7,233	6,348	(3,955)	20,951	3	(7,204)	3,196	(152,074)
Transfer to other account		-	-	-	-	-	-	-	-	5,860	-	5,860
Non-controlling interests		(67,457)	(12,289)	-	(1,383)	2,629	-	(206)	-	-	-	(78,706)
Ending balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

29.  Equity (continued)

(f) Appropriation of retained earnings

Statements of appropriation of retained earnings for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Date of appropriation:		March 25, 2021	March 26, 2020
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	5,251,413	5,184,339
Retirement of treasury stock		(150,325)	-
Dividend to hybrid bonds		(85,327)	(61,993)
Net income		1,274,443	1,129,173
		6,290,204	6,251,519
Appropriation of retained earnings:
Legal reserve		(127,444)	(112,917)
Dividends
Dividends on common stocks paid		(773,839)	(851,587)
Dividends on preferred stocks paid		(29,999)	(32,342)
Regulatory reserve for loan losses		(3,564)	(3,260)
		(934,846)	(1,000,106)
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	5,355,358	5,251,413

(*) These statements of appropriation of retained earnings are based on the separate financial statements of Shinhan Finance Group.

(g) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Changes in regulatory reserve for loan losses including non-controlling interests as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Beginning balance	~~W~~	3,161,170	2,844,690
Business combination		-	25,608
Planned regulatory reversal of loan losses		168,729	290,872
Ending balance	~~W~~	3,329,899	3,161,170

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

29.  Equity (continued)

(g) Regulatory reserve for loan losses (continued)

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	3,414,595	3,403,497
Provision for regulatory reserve for loan losses(*1)		(177,620)	(292,728)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	3,236,975	3,110,769
Basic and diluted earnings per share adjusted for regulatory reserve in won(*2)		6,299	6,387

(*1) The increase in reserve for credit losses, ~~W~~25,608 million, due to the business combination with Orange Life insurance and Asia Trust. during the year is excluded.

(*2) Dividends for hybrid bonds are deducted.

(h) Treasury stock

The acquisitions of treasury stock for the years ended December 31, 2020 and 2019 are as follows:

	December 31, 2020(*)			December 31, 2019
	The number of share		Carrying value	The number of share		Carrying value
Beginning balance	13,882,062	~~W~~	600,000	3,648,659	~~W~~	155,923
Acquisition	5,049,594		150,467	10,233,403		444,077
Disposal	13,191,202		(572,252)	-		-
Retirement	5,035,658		(150,000)	-		-
Ending balance	704,796	~~W~~	28,215	13,882,062	~~W~~	600,000

(*) Changes in equity shares due to the exchange of shares with Orange Life Insurance Co., Ltd. and Neoplux Co, Ltd. are included in the acquisition and disposal for treasury stock. Shares of Shinhan Financial Group Co., Ltd. is owned by Orange Life Insurance Co., Ltd. and Neoplux Co, Ltd. are included in its own shares.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

30. Dividends

(a) Details of dividends recognized as distributions to stockholders for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020(*1)	December 31, 2019
Common Stock:
Total number of shares issued and outstanding		516,599,554	474,199,587
Par value per share in won		5,000	5,000
Dividend per share in won		1,500	1,850
Dividends(*2)	~~W~~	773,839	851,587
Dividend rate per share	%	30.0	37.0
Preferred Stock:
Total number of shares issued and outstanding		17,482,000	17,482,000
Par value per share in won		5,000	5,000
Dividend per share in won		1,716	1,850
Dividends	~~W~~	29,999	32,342
Dividend rate per share	%	34.3	37.0

(*1) The current dividend(plan) will be decided on March 25, 2021. The amount of dividends not recognized as a distribution to the owner during the period.

(*2) Dividends on own shares held by the Group are excluded.

(b) Dividends for hybrid bond is calculated as follows for the years ended December 31, 2020 and 2019:

		December 31, 2020	December 31, 2019
Amount of hybrid bond	~~W~~	2,188,150	1,738,150
Interest rate	%	3.12 ~ 5.88	3.27 ~ 5.88
Dividends	~~W~~	85,327	61,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

31. Net interest income

Net interest income for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Interest income:
Cash and deposits at amortized cost	~~W~~	128,023	210,415
Deposits at FVTPL		13,888	31,506
Securities at FVTPL		742,958	740,378
Securities at FVOCI		957,817	1,077,995
Securities at amortized cost		1,076,849	1,061,262
Loans at amortized cost		11,697,775	12,435,302
Loans at FVTPL		73,991	56,961
Others		82,695	93,543
		14,773,996	15,707,362
Interest expense:
Deposits		2,842,625	3,644,632
Borrowings		426,607	551,416
Debt securities issued		1,554,544	1,666,257
Others		67,520	107,093
		4,891,296	5,969,398

Net interest income	~~W~~	9,882,700	9,737,964

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

32. Net fees and commission income

Net fees and commission income for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Fees and commission income:
Credit placement fees	~~W~~	94,836	66,666
Commission received as electronic charge receipt		143,449	151,584
Brokerage fees		546,236	353,382
Commission received as agency		145,162	140,484
Investment banking fees		161,439	151,031
Commission received in foreign exchange activities		239,467	244,325
Asset management fees		255,043	307,167
Credit card fees		1,170,078	1,234,239
Operating lease fees(*)		245,173	142,025
Others		813,591	766,110
		3,814,474	3,557,013
Fees and commission expense:
Credit-related fee		46,456	42,023
Credit card fees		849,256	915,521
Others		535,829	458,950
		1,431,541	1,416,494

Net fees and commission income	~~W~~	2,382,933	2,140,519

(*) Among operating lease fees recognized during the current and prior periods, there is no variable lease fee income which does not vary by index or rate.

33. Dividend income

Dividend income for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Securities at FVTPL	~~W~~	76,453	65,572
Securities at FVOCI		21,503	16,586
	~~W~~	97,956	82,158

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

34. Net gain (loss) on financial instruments measured at fair value through profit or loss

Net gain (loss) on financial instruments measured at fair value through profit or loss for the ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Net gain (loss) on deposits measured at FVTPL
Gain (loss) on valuation	~~W~~	1,267	87,374
Gain on sale		28,461	13,400
		29,728	100,774
Net gain (loss) on loans measured at FVTPL
Gain (loss) on valuation		(204,702)	(248,032)
Gain on sale		17,516	10,395
		(187,186)	(237,637)
Net gain (loss) on securities measured at FVTPL
Debt securities
Gain on valuation		41,208	137,181
Gain on sale		72,338	125,431
Other gains		331,837	297,024
		445,383	559,636
Equity securities
Gain on valuation		134,922	141,246
Gain (loss) on sale		283,265	183,969
		418,187	325,215
Other
Gain on valuation		22,690	28,803
		886,260	913,654

Net gain (loss) on financial liabilities measured at FVTPL
Debt securities
Loss on valuation		(48,261)	(16,810)
Gain (loss) on disposal		82,724	(35,710)
		34,463	(52,520)
Other
Loss on valuation		(83,316)	(91,025)
Gain on disposal		8,313	4,169
		(75,003)	(86,856)
		(40,540)	(139,376)
Derivatives:
Gain (loss) on valuation		245,681	388,880
Gain on transaction		(661,113)	359,187
		(415,432)	748,067
	~~W~~	272,830	1,385,482

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

35.  Net gain (loss) on financial instruments designated at fair value through profit or loss

Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Financial liabilities designated at fair value through profit or loss:
Borrowings:
Gain (loss) on valuation	~~W~~	241,066	(33,871)
Loss on sale and redemption		(42,827)	(812,175)
	~~W~~	198,239	(846,046)

36.  Provision for allowance for credit loss

Provision for allowance for credit loss on financial assets for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019

Loans at amortized cost	~~W~~	(1,290,695)	(910,898)
Other financial assets at amortized cost		(33,785)	(33,945)
Securities at fair value through other comprehensive income		(3,829)	(5,787)
Unused credit line and financial guarantee		(52,795)	(29,519)
Securities at amortized cost		(1,075)	(543)
	~~W~~	(1,382,179)	(980,692)

37.  General and administrative expenses

General and administrative expenses for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Employee benefits:
Salaries	~~W~~	3,034,543	2,918,065
Severance benefits:
Defined contribution		36,660	35,972
Defined benefit		184,753	168,732
Termination benefits		94,723	122,732
		3,350,679	3,245,501

Entertainment		34,963	36,931
Depreciation		475,506	479,657
Amortization		129,976	99,208
Taxes and dues		197,996	197,691
Advertising		204,308	265,739
Research		20,271	17,742
Others		798,774	792,205
	~~W~~	5,212,473	5,134,674

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

38.  Share-based payments

(a) Stock options granted as of December 31, 2020 are as follows:

	6th grant(*)	7th grant(*)

Type	Cash payment	Cash payment

Grant date	March 20, 2007	March 19, 2008

Exercise price in Korean won	~~W~~54,560	~~W~~49,053

Number of shares granted	1,301,050	808,700

Options’ expiry dates	August 19, 2020	May 17, 2021 / September 17, 2021

Changes in number of shares granted:
Beginning balance	58,764	36,162
Exercised and cancelled	58,764	-
Ending balance	-	36,162

Fair value per share in Korean won	~~-~~	~~W~~14(Expiration of contractual exercise period : May 17, 2021) ~~W~~49(Expiration of contractual exercise period : Sep 17, 2021)

(*) All of stock options have vested as of December 31, 2020, and the weighted average exercise price for 36,162 stock options outstanding as of December 31, 2020 is ~~W~~49,053.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

38.  Share-based payments (continued)

(b) Performance shares granted as of December 31, 2020 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions(*1)	Relative stock price linked (20.0%), management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs (5 years in the case of deferred payment)

Estimated number of shares vested at December 31, 2020	468,013	1,601,729

Fair value per share in Korean won (*2)	~~W~~40,580, ~~W~~44,222, ~~W~~33,122 for the expiration of exercising period from 2018 to 2020	~~W~~32,050

(*1) Starting from 2020, Shinhan Financial Group and Shinhan Bank will apply relative stock price linked (20.0%), management index (60.0%), and prudential index (20.0%).

(*2) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the previous one month, and the past one week) of four years(In the case of deferred quantity for after five years) after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

38.  Share-based payments (continued)

(c) Share-based compensation costs for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
6th	~~W~~	(1)	(4)	(5)
7th		(18)	(26)	(44)
Performance share		(257)	(3,902)	(4,159)
	~~W~~	(276)	(3,932)	(4,208)

		December 31, 2019
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
5th	~~W~~	-	9	9
6th		(3)	(15)	(18)
7th		(5)	(6)	(11)
Performance share		4,678	32,646	37,324
	~~W~~	4,670	32,634	37,304

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

38.  Share-based payments (continued)

(d) Accrued expenses and the intrinsic value as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Accrued expenses(*)
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
7th	~~W~~	1	1	2
Performance share		7,201	60,241	67,442
	~~W~~	7,202	60,242	67,444

(*) The intrinsic value of share-based payments is ~~W~~ 67,442 million as of December 31, 2020. For the calculation, the quoted market price ~~W~~ 32,050 per share is used for stock options and the fair value is considered as intrinsic value for performance shares, respectively.

		December 31, 2019
		Accrued expenses(*)
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
6th	~~W~~	1	4	5
7th		19	27	46
Performance share		10,003	81,352	91,355
	~~W~~	10,023	81,383	91,406

(*) The intrinsic value of share-based payments is ~~W~~91,355 million as of December 31, 2019. For calculating, the quoted market price ~~W~~43,350 per share is used for stock options and the fair value is considered as intrinsic value for performance shares, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

39. Net other operating expense

Other operating income and other operating expense for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Other operating income
Gain on sale of assets:
Loans at amortized cost	~~W~~	21,348	18,298
Others:
Gain on hedged items		536,768	564,438
Reversal of allowance for acceptances and guarantee		2,709	19,329
Gain on trust account		-	27
Reversal of other allowance		850	11,194
Others		164,999	97,777
		705,326	692,765
	~~W~~	726,674	711,063
Other operating expense
Loss on sale of assets:
Loans at amortized cost	~~W~~	18,675	27,291
Others:
Loss on hedged items		605,808	596,533
Contribution		367,993	311,336
Provision for other allowance		16,862	6,939
Depreciation of operating lease assets		163,006	98,288
Others		924,796	857,918
		2,078,465	1,871,014
	~~W~~	2,097,140	1,898,305

Net other operating expenses	~~W~~	(1,370,466)	(1,187,242)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

40. Net other non-operating income

Other non-operating income and other non-operating expense for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Other non-operating income
Gain on disposal of assets:
Property and equipment (*)	~~W~~	64,427	1,452
Investment property		20,701	12,640
Assets held for sale		1,147	-
Lease assets		2,712	1,681
Right-of-use assets		3,415	1,112
Others		24	407
		92,426	17,292

Gain on disposal of Investments in associates		11,325	3,461
Others:
Rental income on investment property		23,890	43,777
Reversal of impairment losses on intangible asset		119	438
Gain from assets contributed		4	86
Others		66,268	82,879
		90,281	127,180
		194,032	147,933

Other non-operating expense
Loss on disposal of assets:
Property and equipment (*)		5,884	870
Lease assets		5,538	3,221
Right-of-use assets		1,195	306
Others		64	-
		12,681	4,397

Loss on disposal of investments in associates		5,754	3,974
Impairment loss on investments in associates		9,407	-
		15,161	3,974
Others:
Donations		86,608	94,937
Depreciation of investment properties		20,165	17,565
Impaired loss on intangible assets		41,429	152,081
Write-off of intangible assets		474	9,221
Collecting of written-off expenses		7,978	7,322
Others		344,934	46,465
		501,588	327,591
		529,430	335,962

Net other non-operating loss	~~W~~	(335,398)	(188,029)

(*) Lease disposal profit and disposal loss after sale are included in property, plant and equipment disposal profit and disposal loss and investment property disposal profit, respectively. The profit from the lease disposal after sale is ~~W~~ 9,761 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

41.  Income tax expense

(a) Income tax expense for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Current income tax expense	~~W~~	1,131,254	1,115,724
Temporary differences		131,862	296,244
Income tax recognized in other comprehensive income		(7,321)	(142,844)
Income tax expenses	~~W~~	1,255,795	1,269,124

(b) Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Profit before income taxes	~~W~~	4,753,871	4,911,508

Income taxes at statutory tax rates		1,301,836	1,345,187
Adjustments:
Non-taxable income		(4,932)	8,500
Non-deductible expense		14,529	18,461
Tax credit		(88)	(2,289)
Others		(55,550)	(100,735)
Income tax expense	~~W~~	1,255,795	1,269,124

Effective tax rate	%	26.42	25.84

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

41.  Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2020 and 2019 are as follows:

	December 31, 2020
		Beginning Balance	Business combination	Profit or loss	Other comprehensive income	Ending Balance(*)
Unearned income	~~W~~	(331,679)	-	3,401	-	(328,278)
Account receivable		(26,324)	-	(2,754)	-	(29,078)
Financial assets at fair value through profit or loss		(101,577)	1,750	(28,950)	(13,308)	(142,085)
Investment in associates and etc		18,758	-	144,390	(1,878)	161,270
Valuation and depreciation of property and equipment		(151,046)	7	253	-	(150,786)
Derivative asset (liability)		21,005	-	(80,357)	3,762	(55,590)
Deposits		30,641	-	(3,009)	-	27,632
Accrued expenses		145,494	441	(5,071)	-	140,864
Defined benefit obligation		506,132	209	39,072	(6,759)	538,654
Plan assets		(507,140)	-	(47,934)	1,167	(553,907)
Other provisions		213,055	-	99,223	-	312,278
Allowance for acceptances and guarantees		80,014	-	8,036	-	88,050
Allowance related to asset revaluation		(49,713)	-	-	-	(49,713)
Allowance for expensing depreciation		(401)	-	64	-	(337)
Deemed dividend		-	-	-	-	-
Accrued contributions		36,818	-	(20,200)	-	16,618
Financial instruments designated at fair value through profit of loss		42,817	-	(71,043)	-	(28,226)
Allowances		38,068	-	185,583	-	223,651
Fictitious dividend		1,341	-	14,950	-	16,291
Liability under insurance contracts		24,147	-	(22,408)	-	1,739
Deficit carried over		-	-	311	-	311
Others		(543,770)	451	(304,112)	9,695	(837,736)
		(553,360)	2,858	(90,555)	(7,321)	(648,378)
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		320,011	-	(35,944)	-	284,067
	~~W~~	(233,349)	2,858	(126,499)	(7,321)	(364,311)

(*) Deferred tax assets from overseas subsidiaries are increased by ~~W~~1,960 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

41.  Income tax expense (continued)

(c) Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2020 and 2019 are as follows (continued) :

	December 31, 2019
		Beginning Balance	Business combination	Profit or loss	Other comprehensive income	Ending Balance(*)
Unearned income	~~W~~	(255,336)	(62,077)	(14,266)	-	(331,679)
Account receivable		(24,139)	-	(2,185)	-	(26,324)
Financial assets at fair value through profit or loss		48,277	9,284	(20,972)	(56,654)	(20,065)
Securities at fair value through other comprehensive income		177,358	(554,017)	425,491	(130,344)	(81,512)
Investment in associates		24,743	-	(5,937)	(48)	18,758
Valuation and depreciation of property and equipment		(161,996)	-	10,950	-	(151,046)
Derivative asset (liability)		111,751	(1,132)	(97,147)	7,533	21,005
Deposits		28,036	-	2,605	-	30,641
Accrued expenses		132,689	15,298	(2,493)	-	145,494
Defined benefit obligation		447,658	4,805	33,321	20,348	506,132
Plan assets		(446,323)	(4,610)	(57,165)	958	(507,140)
Other provisions		194,475	2,283	16,297	-	213,055
Allowance for acceptances and guarantees		29,157	42,234	8,623	-	80,014
Allowance related to asset revaluation		(49,713)	-	-	-	(49,713)
Allowance for expensing depreciation		(465)	-	64	-	(401)
Deemed dividend		-	-	-	-	-
Accrued contributions		21,711	-	15,107	-	36,818
Financial instruments designated at fair value through profit of loss		(87,408)	-	130,225	-	42,817
Allowances		48,784	-	(10,716)	-	38,068
Fictitious dividend		1,325	-	16	-	1,341
Liability under insurance contracts		22,593	-	1,554	-	24,147
Deficit carried over		-	-	-	-	-
Others		(225,676)	204,351	(537,808)	15,363	(543,770)
		37,501	(343,581)	(104,436)	(142,844)	(553,360)
Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		367,444	-	(47,433)	-	320,011
	~~W~~	404,945	(343,581)	(151,869)	(142,844)	(233,349)

(*) Deferred tax assets from overseas subsidiaries are increased by ~~W~~1,530 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

41.  Income tax expense (continued)

(d) Deferred tax assets and liabilities that are directly charged or credited to equity for the years ended December 31, 2020 and 2019 are as follows:

		January 1, 2020		Changes		December 31, 2020
		OCI	Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	439,370	(132,901)	(103,570)	23,912	335,800	(108,989)
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(11,386)	3,131	4,253	(1,170)	(7,133)	1,961
Foreign currency translation adjustments for foreign operations		(208,348)	(9,117)	(166,596)	7,000	(374,944)	(2,117)
Gain (loss) on cash flow hedge		(47,977)	14,266	(19,958)	5,498	(67,935)	19,764
Equity in other comprehensive income of associates		8,300	(122)	(1,450)	(1,878)	6,850	(2,000)
The accumulated other comprehensive income in separate account(*)		20,054	(5,515)	5,358	(1,473)	25,412	(6,988)
Remeasurements of the defined benefit liability		(553,538)	152,006	21,362	(5,610)	(532,176)	146,396
Gain (loss) on valuation of financial asset measured at FVTPL (Overlay approach)		98,678	(27,057)	125,371	(35,073)	224,049	(62,130)
	~~W~~	(254,847)	(5,309)	(135,230)	(8,794)	(390,077)	(14,103)

		January 1, 2019		Changes		December 31, 2019
		OCI	Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	11,713	(8,754)	427,657	(124,147)	439,370	(132,901)
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		235	(65)	(11,621)	3,196	(11,386)	3,131
Foreign currency translation adjustments for foreign operations		(306,766)	(15,087)	98,418	5,970	(208,348)	(9,117)
Gain (loss) on cash flow hedge		(24,485)	6,733	(23,492)	7,533	(47,977)	14,266
Equity in other comprehensive income of associates		4,957	(74)	3,343	(48)	8,300	(122)
The accumulated other comprehensive income in separate account(*)		5,672	(1,560)	14,382	(3,955)	20,054	(5,515)
Remeasurements of the defined benefit liability		(477,382)	130,700	(76,156)	21,306	(553,538)	152,006
Gain (loss) on valuation of financial asset measured at FVTPL (Overlay approach)		(108,655)	29,597	207,333	(56,654)	98,678	(27,057)
	~~W~~	(894,711)	141,490	639,864	(146,799)	(254,847)	(5,309)

(*) Deferred tax effects, which are originated from the accumulated other comprehensive income in separate account, are included in the other liabilities of principle and interest guaranteed separate account's financial statement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

41.  Income tax expense (continued)

(e)There is no the amount of deductible temporary differences, unused tax losses, and unused tax credits that are not recognized as deferred tax assets as of December 31, 2020 and 2019.

(f) The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Investment in associates	~~W~~	(897,110)	(766,888)

(g) The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Deferred tax assets	~~W~~	440,430	518,337
Deferred tax liabilities		(804,741)	(751,686)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won, except per share data)

42.  Earnings per share

(a) Basic and diluted earnings per share for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	3,414,595	3,403,497
Less:
Dividends to hybrid bond		(85,327)	(61,993)

Net profit available for common stock	~~W~~	3,329,268	3,341,504

Weighted average number of common shares outstanding(*)		500,343,324	477,346,731

Basic and diluted earnings per share in won	~~W~~	6,654	7,000

(*1) The number of basic ordinary shares outstanding is 516,599,554 shares and the above weighted-average stocks are calculated by reflecting treasury stocks issued and 17,482,000 shares of convertible preferred shares issued on May 1, 2019.

(*2) Treasury stock has retired on June 1, 2020.

(b) The calculation details of the weighted average number of ordinary shares are as follows:

	December 31, 2020
	Number of shares	Number of days
Number of common shares issued	516,599,554	178,880,869,852
Shares of convertible preferred stock	17,482,000	6,398,412,000
Shares of treasury stock	(704,796)	(2,153,625,403)
Average number of ordinary shares	533,376,758	183,125,656,449
Days		366 days
Weighted average number of ordinary shares		500,343,324

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

43.  Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Guarantees:
Outstanding guarantees	~~W~~	10,249,827	9,319,885
Contingent guarantees		3,433,953	3,669,697
		13,683,780	12,989,582
Commitments to extend credit:
Loan commitments in won		80,598,639	74,393,722
Loan commitments in foreign currency		19,319,903	22,542,776
ABS and ABCP commitments		1,604,958	2,116,354
Others		87,718,227	81,387,165
		189,241,727	180,440,017
Endorsed bills:
Secured endorsed bills		1,650	11,287
Unsecured endorsed bills		7,324,559	6,737,097
		7,326,209	6,748,384
Loans sold with repurchase agreement		-	2,099
	~~W~~	210,251,716	200,180,082

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

43.  Commitments and contingencies (continued)

(b) Pending litigations

The Group’s pending lawsuits as a defendant as of December 31, 2020 are as follows:

Case	Number of claim		Claim amount	Description	Status
Claim for the payment to execute the assignment order	1	~~W~~	7,099

For the deposits at the Group owned by one of the debtor, the plaintiff has received a provisional seizure order, bond seizure and an assignment order that assigned the Bank as a third party debtor. Accordingly, the plaintiff filed a claim against the Bank for the debt payment to execute the assignment order.

					In progress for the first order.
Deposit return	1		5,575

Hanwha Savings Bank, a party to the lender of Meat Loan, filed a lawsuit against all creditors to confirm deposit accounts for the sale of frozen meat. As a result, the lawsuit has been commissioned by HYUN, the legal firm, proceed a Matron's private lawsuit related the Group.

					In progress for the first order.
Gampo Ramada a settlement claim suit	1		5,658

The plaintiff has requested the intermediate loan of the repayment of loans until now because the Group planned for a three months extension of the maturity of the intermediate loan and have made a commitment to repay the principal and interest of the unpaid intermediate payment loan to the plaintiff after three months.

					The Group lost the first and second order(2021.01.14) and the third order is ongoing.
Others	530		301,460	It includes various cases, such as compensation for loss claim.
	533	~~W~~	319,792

As of the December 31, 2020, the Group has recorded ~~W~~12,468 million and ~~W~~3,453 million, respectively, as other provisions and insurance contract liabilities (reserve for claims) for litigations, etc., The outcome of the lawsuits is not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c) The Group entered into an agreement between shareholders with Asia Trust Co., Ltd. (60% of its total shares) to acquire remaining stake. In accordance with the agreement, the Group has the right to purchase shares held by the shareholders of Asia Trust Co., Ltd. In response, the shareholders of Asia Trust Co., Ltd. have the right to demand to purchase the shares to the Group.

(d) In relation to Asia Trust Co., Ltd.,(“Asia Trust”) a subsidiary of the Group, a number of complaints have arisen due to misuse of the seals discarded by employees prior to the Group’s acquisition of Asia Trust. Some of them filed a lawsuit against the Group (claim amount of ~~W~~49.6 billion) during the current year, and a special inspection is conducted by the Financial Supervisory Service in February 2019. The Group did not reflect these financial effects in the consolidated financial statements as of December 31, 2020 because the Group could not reliably measure the likelihood of loss and extent of loss.

(e) Regarding the currency option contracts, the Group has received the dispute arbitration request from the Financial Dispute Arbitration Committee on December 19, 2019; the Group will proceed with Board of Directors’ decision. The Group's management anticipates that the result of the adjustment will not have a significant impact on the Group's financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

43.  Commitments and contingencies (continued)

(f) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (TRS, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedged ("IIG Fund") from May 2017 to September 2017.

The Group invested the IIG Fund in LAM Enhanced Finance III L.P. ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind. Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged of being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then.

The Financial Supervisory Service has notified advance notice that is a result of the inspection on the Lime Trade Financial Fund and Lime CI Fund to the Group. In addition, regarding the Lime Trade Financial Fund, the Financial Supervisory Service Sanctions Review Committee and the Financial Services Commission Securities Futures Commission reviewed and voted on the sanctions of former executives and institutions. It will be finalized by the Financial Services Commission in the future, and the Lime CI Fund is currently undergoing a Financial Supervisory Service Sanctions Review Committee.

The prosecution arrested and indicted the former director of Prime Brokerage Services on fraud charges. On September 25, the former director of Prime Brokerage Service was convicted in the first trial for fraud for violation of the Capital Market and Financial Investment Services Act. The former director of Prime Brokerage Services submitted an appeal on October 5, 2020.

The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT. It is expected that the criminal trial will determine whether the Group is legally responsible or not. The Group has determined the present obligation that the Group may liable for the charge of involvement in the fraud is not significant.

Meanwhile, as of December 31, 2020, there is an international dispute over some beneficiary certificates acquired under the management order of Lime Asset Management.

Considering the board's voluntary compensation decision and the results of the Financial Supervisory Service's dispute settlement committee, the Group conducted the compensation and liquidity supply for some of the Lime Fund sales. Supervision authorities are currently conducting inspections on Lime Asset Management, and depending on the inspection results, procedures for dispute settlement and damage relief measures for incomplete sales may be carried out.

(g) The Group sold approximately ~~W~~390.7 billion of German Heritage DLS trust products from May 2017 to December 2018. As of December 31, 2020, the repayment of ~~W~~379.9 billion has been delayed. Accordingly, the supervisory authorities are conducting an inspection on the incomplete sale of trust products. The Financial Supervisory Service has notified advance notice that is a result of the inspection to the Group. In addition, the Financial Supervisory Service Sanctions Review Committee and the Financial Services Commission Securities Futures Commission reviewed and voted on the sanctions of staffs and institutions. However, it will be finalized by the Financial Services Commission in the future.

(h) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of December 31, 2020, approximately ~~W~~287.1 billion, expired amount, of ~~W~~420.0 billion, outstanding balance, is suspended from redemption and delayed in repayment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

44.  Statement of cash flows

(a) Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Cash and due from banks at amortized cost	~~W~~	33,420,549	28,435,818
Adjustments:		(2,488,156)	(3,349,719)
Due from financial institutions with a maturity over three months from date of acquisition		(21,969,411)	(16,506,925)
Restricted due from banks		(24,457,567)	(19,856,644)
	~~W~~	8,962,982	8,579,174

(b) Significant non-cash activities for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Debt-equity swap	~~W~~	58,528	224,093
Transfers from construction-in-progress to property and equipment		56,575	76,004
Transfers between property and equipment and investment property		4,064	104,573
Transfers between assets held for sale to property and equipment		31,633	455
Transfers between investment property and assets held for sale		910	15,795
Accounts payable for purchase of intangible assets, etc.		137,476	472,798
Transaction for right-of-use assets		281,785	1,376,764
Exchange of shares related to acquisition of subsidiaries		629,449	-
Exchange of shares related to disposal of treasury stocks		287,669	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

44.  Statement of cash flows (continued)

(c) Changes in assets and liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Derivative assets	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	~~W~~	5,822	34,863,156	75,363,364	1,104,259	111,336,601
Changes from cash flows		(43,676)	7,465,106	(28,372)	(781,867)	6,611,191
Changes from non-cash flows
Amortization of discount on borrowings and debentures		-	22,836	437,627	14,504	474,967
Changes in foreign currency		-	271,179	(417,151)	-	(145,972)
Others		126,638	(1,037,213)	(221,074)	256,426	(875,223)
Business combination(Note47)		-	9,000	-	839	9,839
Ending balance	~~W~~	88,784	41,594,064	75,134,394	594,161	117,411,403

		December 31, 2019
		Derivative assets	Borrowings	Debentures	Lease liabilities	Total
Beginning balance	~~W~~	(77,102)	29,818,542	63,227,699	536,842	93,505,981
Changes from cash flows		21,958	5,017,269	11,201,673	(269,362)	15,971,538
Changes from non-cash flows
Amortization of discount on borrowings and debentures		-	58,320	352,524	11,291	422,135
Changes in foreign currency exchange rate		-	173,623	282,534	-	456,157
Others		60,966	(204,598)	298,934	792,901	948,203
Business combination		-	-	-	32,587	32,587
Ending balance	~~W~~	5,822	34,863,156	75,363,364	1,104,259	111,336,601

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

45.  Related parties

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with K-IFRS No. 1024, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, bond and debt balance between the Group and the related parties are disclosed. For details of the subsidiaries, refer to 'Note 15'.

(a) Balances with the related parties as of December 31, 2020 and 2019 are as follows:

Related party	Account	December 31, 2020	December 31, 2019
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	76	92
〃	Credit card loans	81	173
〃	Deposits	13,941	402
Partners 4th Growth Investment Fund	Deposits	2,802	1,443
BNP Paribas Cardif General Insurance	Credit card loans	21	26
〃	Other assets	-	401
〃	Deposits	41	17
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets	-	91
Dream High Fund Ⅲ	Deposits	4	5
Credian Healthcare Private Equity Fund II	Deposits	2	4
Midas Dong-A Snowball Venture Fund 2	Deposits	1,739	233
Eum Private Equity Fund No.3	Deposits	20	353
Incorporated association Finance Saving Information Center	Deposits	7	6
GX Shinhan interest 1st Private Equity Fund	Unearned revenue	-	248
Nomura investment property trust No.19	Loans	11,976	11,973
〃	Other assets	44	42
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets	1,160	678
Shinhan-Stonebridge Petro Private Equity Fund(*)	Other assets	-	810
Korea Finance Security	Deposits	568	362
SHINHAN-CORE TREND GLOBAL FUND 1	Unearned revenue	16	9
Hermes Private Investment Equity Fund	Deposits	352	275
Multimedia Tech Co.Ltd	Deposits	-	3
Korea Credit Bureau	Deposits	2,088	80
Goduck Gangil1 PFV Co., Ltd	Loans	24,000	24,000
〃	ACL	(71)	(78)
SBC PFV Co., Ltd	Deposits	8,011	5,142
GMG Development Co,. Ltd(*)	Deposits	-	300
Sprott Global Renewable Private Equity Fund I	Deposits	258	342
IMM Global Private Equity Fund	Loans	800	800
〃	ACL	(2)	(3)
〃	Deposits	10,820	7,598
Goduck Gangil10 PFV Co., Ltd	Loans	9,400	-
〃	ACL	(19)	-
〃	Deposits	2,718	-
Shinhan Global Healthcare Fund 2	Deposits	1	-
One Shinhan Global Fund 1	Unearned revenue	122	-
IGIS PRIVATE REAL ESTATE TRUST NO.331	Loans	9,919	-
〃	Accrued income	121	-
〃	Unearned revenue	22	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

45.  Related parties (continued)

(a) Balances with the related parties as of December 31, 2020 and 2019 are as follows (continued):

Related party	Account		December 31, 2020	December 31, 2019
Investments in associates (continued):
COSPEC BIM tech	Loans		151	-
〃	ACL		(95)	-
〃	Deposits		1	-
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Deposits		117	-
EDNCENTRAL Co.,Ltd.	Loans		19,450	-
〃	Accrued income		9	-
〃	Unearned revenue		578	-
KoFC-Neoplux R&D-Biz Creation 2013-1 Investment	Account receivables		2,823	-
Future-Creation Neoplux Venture Capital Fund	Account receivables		4,137	-
Neoplux Market-Frontier Secondary Fund	Account receivables		1,630	-
Gyeonggi-Neoplux Superman Fund	Account receivables		186	-
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		25	-
SHINHAN-NEO Core Industrial Technology Fund	Account receivables		3	-
KTC-NP Growth Champ 2011-2 Private Equity Fund	Account receivables		4,528	-
Neoplux No.3 Private Equity Fund	Account receivables		748	-
NV Station Private Equity Fund	Deposits		100	-
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Unearned revenue		76	-
IGIS Private Real Estate Investment Trust 286	Other loans		436	-
Genesis North America Power Company No.1 PEF	Other loans		2,171	-
Key management personnel and their immediate relatives:	Loans		5,144	4,426
	Assets		98,927	43,431
	Liabilities	~~W~~	44,328	16,822

(*) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2020

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

45.  Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2020 and 2019 are as follows:

Related party	Account		December 31, 2020	December 31, 2019
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	3,390	4,230
〃	Reversal of credit losses		-	3
〃	Other expense		(5)	(1)
〃	General and administrative expenses		(4)	(9)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		361	448
BNP Paribas Cardif General Insurance	Fees and commission income		10	11
〃	Other operating income		333	468
Midas Dong-A Snowball Venture Fund (*1)	Fees and commission income		-	119
〃	Interest expense		-	(1)
IBKS-Shinhan Creative Economy(*1)	Fees and commission income		-	8
SM New Technology Business Investment Fund I	Fees and commission income		-	14
Partners 4th Growth Investment Fund	Interest expense		(4)	(7)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		54	216
SHBNPP Private Korea Equity Long-Short Professional Feeder(*2)	Fees and commission income		-	363
KDBC Midas Dong-A Snowball Venture Fund No.2	Interest expense		(2)	-
Shinhan Fintech New Technology Fund No.1(*1)	Fees and commission income		-	38
Shinhan Global Healthcare Fund 1	Fees and commission income		-	360
Shinhan capital-Cape FN Fund No.1(*1)	Fees and commission income		-	101
SHC-K2 Global Material Fund	Fees and commission income		19	19
Synergy-Shinhan Mezzanine New Technology Investment Fund	Fees and commission income		50	94
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		63	187
GX Shinhan interest 1st Private Equity Fund(*3)	Fees and commission income		454	545
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		361	361
SHC ULMUS Fund No.1(*3)	Fees and commission income		39	76
Shinhan-PS Investment Fund No.1	Fees and commission income		20	20
Nomura investment property trust No.19	Interest income		525	519
〃	Other operating income		3	7
BNPMAIN investment trust No.3	Fees and commission income		2,501	2,694
Shinhan-Stonebridge Petro Private Equity Fund	Fees and commission income		-	1,762

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

45.  Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2020 and 2019 are as follows:

Related party	Account		December 31, 2020	December 31, 2019
Investments in associates (continued)
KOREA FINANCE SECURITY	Fees and commission income	~~W~~	10	10
`	Interest expense		(1)	-
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		206	275
Shinhan-Rhinos 1 Fund	Fees and commission income		64	64
SHINHAN-CORE TREND GLOBAL FUND1	Fees and commission income		100	45
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		240	67
One Shinhan Global Fund1	Fees and commission income		399	151
Open-Shinhan Portfolio Investment Association No. 1	Fees and commission income		59	59
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		218	7
WON JIN HOME PLAN CO.,LTD	Interest income		-	186
Korea Credit Bureau	Fees and commission income		13	13
〃	Interest expense		(12)	(5)
Goduck Gangil1 PFV Co., Ltd	Interest income		915	328
〃	Fees and commission income		-	1,120
〃	Provision for credit loss		7	(78)
SBC PFV Co., Ltd	Fees and commission income		732	-
〃	Interest expense		(5)	(3)
IMM Global Private Equity Fund	Interest income		25	28
〃	Interest expense		(13)	(25)
〃	Provision for credit loss		-	(3)
Goduck Gangil10 PFV Co., Ltd	Interest income		299	-
〃	Fees and commission income		793	-
〃	Interest expense		(4)	-
〃	Provision for credit loss		(19)	-
IGIS PRIVATE REAL ESTATE TRUST NO.331	Interest income		731	-
〃	Other operating expense		(67)	-
〃	Fees and commission income		478	-
COSPEC BIM tech	Provision for credit loss		(95)	-
Korea Omega Project Fund I	Fees and commission income		131	-
New Green Shinhan Mezzanine Fund	Fees and commission income		42	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

45.  Related parties (continued)

(b) Transactions with the related parties for the years ended December 31, 2020 and 2019 are as follows:

Related party	Account		December 31, 2020	December 31, 2019
Investments in associates (continued)
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income	~~W~~	174	-
EDNCENTRAL Co.,Ltd.	Interest income		649	-
〃	Fees and commission income		578	-
〃	Other operating expense		(121)	-
Shinhan Western T&D Consignment Management Real Estate Investment Co., Ltd(*3)	Fees and commission income		300	-
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		165	-
KoFC-Neoplux R&D-Biz Creation 2013-1 Investment	Interest income		9	-
〃	Fees and commission income		44	-
Future-Creation Neoplux Venture Capital Fund	Interest income		14	-
〃	Fees and commission income		116	-
Neoplux Market-Frontier Secondary Fund	Fees and commission income		416	-
Gyeonggi-Neoplux Superman Fund	Fees and commission income		149	-
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		308	-
NewWave 6th Fund	Fees and commission income		303	-
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		3	-
KTC-NP Growth Champ 2011-2 Private Equity Fund	Interest income		5	-
〃	Fees and commission income		86	-
Neoplux No.3 Private Equity Fund	Fees and commission income		748	-
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45	Fees and commission income		1,412	-
CREDIAN T&F 2020 CORPORATE FINANCIAL STABILITY PRIVATE EQUITY FUND(*3)	Interest expense		(1)	-
Key management personnel and their immediate relatives
Interest income			126	161
		~~W~~	18,897	15,045

(*1) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2019

(*2) As the Group does not have significant influence to this entity, this has been removed from the related parties for the year ended December 31, 2019.

(*3) Excluded from the associates due to disposal and liquidation for the year ended December 31, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

45.  Related parties (continued)

(c) Key management personnel compensation

Key management personnel compensation for the years ended December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Short-term employee benefits	~~W~~	23,468	21,237
Severance benefits		651	731
Share-based payment transactions(*)		2,628	12,343
	~~W~~	26,747	34,311

(*) The expenses of share-based payment transactions are the renumeration expenses during the vesting period.

(d) The guarantees provided between the related parties as of December 31, 2020 and 2019 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		December 31, 2020	December 31, 2019	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused credit line

(*) Among the associates, the amount of the securities purchase agreement for structured entities is W 135,459 million as of December 31, 2020.

(e) Details of collaterals provided by the related parties as of December 31, 2020 and 2019 are as follows:

Provided to	Provided by	Pledged assets		December 31, 2020	December 31, 2019
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,000
	Hyungje art printing	Properties		120	120
	Goduck Gangil1 PFV Co., Ltd	Guarantee insurance policy		28,800	28,800
	Goduck Gangil10 PFV Co., Ltd	Guarantee insurance policy		13,000	-
			~~W~~	53,920	40,920

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

45.  Related parties (continued)

(f) Details of significant loan transactions with related parties as of December 31, 2020 and 2019 are as follows:

			December 31, 2020
Classification	Company		Beginning	Loan	Recover	Others(*1)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,973	-	-	-	11,973
	IGIS PRIVATE REAL ESTATE TRUST NO.331		-	10,000	-	(312)	9,688
	EDNCENTRAL Co.,Ltd.		-	20,000	-	(619)	19,381
	Goduck Gangil1 PFV Co., Ltd		24,000	-	-	-	24,000
	Goduck Gangil10 PFV Co., Ltd		-	28,200	(18,800)	-	9,400
	IMM Global Private Equity Fund		800	-	-	-	800
	COSPEC BIM tech(*2)		-	-	-	151	151
Total		~~W~~	36,773	58,200	(18,800)	(780)	75,393

(*1) The effect on changes in allowance for credit loss is included.

(*2) For the year ended December 31, 2020, it is incorporated as a related party, and has marked the balance as of December 31, 2020.

			December 31, 2019
Classification	Company		Beginning	Loan	Recover	Others(*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,966	-	-	7	11,973
	Goduck Gangil1 PFV Co., Ltd		-	24,000	-	-	24,000
	IMM Global Private Equity Fund		-	800	-	-	800
Total		~~W~~	11,966	24,800	-	7	36,773

(*) The effect on changes in allowance for credit loss is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

46.  Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is so able) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities so issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc.  The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors.  The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of December 31, 2020 and 2019 are as follows:

		December 31, 2020	December 31, 2019
Total assets:
Asset-backed securitization	~~W~~	253,958,036	208,441,947
Structured financing		257,475,395	195,374,046
Investment fund		203,863,889	215,371,530
	~~W~~	715,297,320	619,187,523

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

46.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	10,007	396,006	-	406,013
Loan at amortized cost		882,708	11,631,322	80,166	12,594,196
Securities at fair value through profit or loss		4,703,527	200,966	9,403,611	14,308,104
Derivate assets		10,353	1,050	-	11,403
Securities at fair value through other comprehensive income		2,105,239	122,664	-	2,227,903
Securities at amortized cost		6,294,228	-	-	6,294,228
Other assets		2,019	59,980	4,936	66,935
	~~W~~	14,008,081	12,411,988	9,488,713	35,908,782
Liabilities:
Derivate liabilities	~~W~~	582	-	-	582
Other liabilities		2,610	21,421	-	24,031
	~~W~~	3,192	21,421	-	24,613

		December 31, 2019
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	10,646	69,727	-	80,373
Loan at amortized cost		785,134	10,207,866	664,024	11,657,024
Securities at fair value through profit or loss		3,705,565	70,407	9,378,374	13,154,346
Derivate assets		21,494	1,027	-	22,521
Securities at fair value through other comprehensive income		2,144,846	188,429	-	2,333,275
Securities at amortized cost		4,894,942	-	-	4,894,942
Other assets		3,244	14,776	58,948	76,968
	~~W~~	11,565,871	10,552,232	10,101,346	32,219,449
Liabilities:
Other liabilities	~~W~~	682	10,457	-	11,139

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

46.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of December 31, 2020 and 2019 are as follows:

		December 31, 2020
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	14,008,081	12,411,988	9,488,713	35,908,782
ABS and ABCP commitments		932,113	2,300	1,923,035	2,857,448
Loan commitments		618,030	707,860	-	1,325,890
Guarantees		87,293	-	-	87,293
Others		-	123,210	5,887	129,097
	~~W~~	15,645,517	13,245,358	11,417,635	40,308,510

		December 31, 2019
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	11,565,871	10,552,232	10,101,346	32,219,449
ABS and ABCP commitments		1,208,707	2,300	868,498	2,079,505
Loan commitments		845,904	855,520	-	1,701,424
Guarantees		139,522	4,000	-	143,522
Others		-	118,969	-	118,969
	~~W~~	13,760,004	11,533,021	10,969,844	36,262,869

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

47. Business combination

(a) Neoplux Co., Ltd.

i) General information

As of September 29, 2020, the Group gained control of Neoplux Co., Ltd. as a subsidiary by acquiring a 96.77% (97.08% stake of voting rights) stake and reporting to the Financial Services Commission about the transfer of subsidiary. As of December 30, 2020, the Group acquired the remaining shares, and Neoplux Co., Ltd. became a wholly owned subsidiary of the Group. The main reason forbusiness combination is to promote investment financing and secure new business opportunities in the investment banking sector.

ii) Identifiable net assets

Fair values of assets acquired and liabilities assumed as of acquisition date are as follows:

		Amount(*)
Assets:
Cash and due from banks at amortized cost	~~W~~	179
Investment assets in the long-term		463
Venture capital investment assets		38,800
Private equity investment company investment assets		12,230
Property and equipment		835
Intangible assets(*2)		1,254
Other assets(*3)		18,911
		72,672
Liabilities:
Borrowings		9,000
Other liabilities		4,804
		13,804
Fair value of the identifiable net assets	~~W~~	58,868

(*1) The accounting for the acquisition of Neoplux Co., Ltd. is tentatively determined using the identifiable assets and liabilities recognized by Neoplux Co., Ltd. at the time of business combination. For the year ended December 31, 2020, the acquisition has not completed the identification of intangible assets for allocation and the fair value assessment of identifiable assets and liabilities. The goodwill may vary depending on the results of the fair value assessment of the identifiable assets and liabilities for the allocation of the consideration.

(*2) The contract balance recognized as a business combination includes ~~W~~ 793 million. The contract balance that Neoplux Co., Ltd. has is considered an important asset that can generate additional revenue in the future. Therefore, it is assessed at fair value through the Multi-period Excess Earning Method.

(*3) During the business combination, the Group has acquired receivables that are fair value of ~~W~~ 15,803 million, and the total contract amount is ~~W~~ 15,803 million. There is no contractual cash flow that is not expected to be recovered from the receivables.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

47.  Business combination (continued)

(a) Neoplux Co., Ltd (continued)

iii) Goodwill

Goodwill recognized as a result of business combination is as follows:

		Amount
Consideration paid in cash	~~W~~	71,128
Fair value of identifiable net assets		(58,868)
Non-controlling interests		1,718
Goodwill	~~W~~	13,978

(*) For the year ended December 31, 2020, the non-controlling interests for Neoplux Co., Ltd. are measured at proportionate shares of non-controlling interests in the acquiree's identifiable net assets for Neoplux Co.,Ltd. At the business combination, the goodwill is generated because the transfer price includes the premium of corporate control paid to acquire Neoplux Co.,Ltd. The transfer price for the business combination includes expected synergies, future market growth, and the amount related to human resources. These benefits are not recognized separately from goodwill because it does not meet the recognition requirements for identifiable intangible assets.

iv) Cost related to business combination

The Group incurred a cost of ~~W~~2,207 million, including legal fees and due diligence fees, in connection with the business combination and recognized the fee as the fee expense in the consolidated statement of comprehensive income of the Group.

v) Net cash outflows due to business combination

Net cash outflows due to business combination for the year ended December 31, 2020 are as follows:

		Amount
Consideration transferred in cash	~~W~~	71,128
Acquired cash and cash equivalents		(174)
	~~W~~	70,954

(*) The amount of cash and cash equivalents acquired is the amount of cash and amortized cost measurement deposits minus the amount of restricted deposits.

vi) If Has Neoplux Co., Ltd. consolidated as of January 1, 2020, the consolidated operating income and profit for the period of the Group, which would have been included in the consolidated statement of comprehensive loss, are ~~W~~ 1,938 million and ~~W~~ 863 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

48.  Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with Korean IFRS No.1109 ‘Financial Instruments’ and there have been significant changes in forward-looking information due to the spread of the COVID-19 for the year ended December 31, 2020. Accordingly, the forecast default rate for the year ended December 31, 2020 is re-estimated using changed forward-looking information on economic growth rate, consumer price index, KOSPI, which are major variables to compute the default rate. The Group will continue to monitor the impact of the COVID-19 on the economy.

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows:

(a) Shinhan Bank

		December 31, 2020
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	120,854	3,445,269	685,336	244,036	95,240	1,763,741	112,647	6,467,123
Securities at fair value through profit or loss		-	-	3,088	-	-	3,060	-	6,148
Securities at fair value through other comprehensive income		52,878	2,611	224,894	-	6,539	9,797	-	296,719
Off-balance accounts		404,767	289,948	3,058,516	9,630	111,266	938,705	60,171	4,873,003
	~~W~~	578,499	3,737,828	3,971,834	253,666	213,045	2,715,303	172,818	11,642,993

(b) Shinhan Card Co., Ltd.

		Retails
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	357,589	142,252	283,150	782,991
Off-balance accounts		702,124			702,124

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020 and 2019

(In millions of won)

48.  Uncertainty due to changes in domestic and global economic conditions (continued)

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows: (continued)

(c) Jeju Bank

		December 31, 2020
		Lodging	Manufacturing	Retail	Construction Industry	Leisure related service industry	Transportation Business	Etc	Total
Loans at amortized cost	~~W~~	599,875	30,095	517,843	85,640	57,677	29,679	92,373	1,413,182
Off-balance accounts		20,658	563	18,691	7,100	1,053	2,103	3,082	53,250
	~~W~~	620,533	30,658	536,534	92,740	58,730	31,782	95,455	1,466,432

As of December 31, 2020, the exposure of the borrowers who applied for moratorium of interest payments and moratorium of repayment in installments by Shinhan Bank is as follows:

Exposure
Moratorium of interest payments	242,794
Moratorium of repayment in installments	1,067,502
Moratorium of interest payments and moratorium of repayment in installments	80,581
1,390,877